Form 10-K, Exhibit 13
period 2001-03-31
PEMSTAR INC
filed 2001-06-29
CIK 924829

                                                                    EXHIBIT 13.1

Summary of Consolidated Financial Data
--------------------------------------------------------------------------------
PEMSTAR Inc.

The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

---------------------------------------------------
Year ended March 31                          2001          2000           1999            1998           1997
(In thousands, except per share data)
---------------------------------------------------
---------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales                                 $ 635,307      $ 393,842      $ 187,381      $ 165,049      $  31,895
Cost of goods sold                          581,278        363,974        172,219        147,962         27,347
-----------------------------------------------------------------------------------------------------------------
Gross profit                                 54,029         29,868         15,162         17,087          4,548
Selling, general and
  administrative expenses                    37,366         21,576         10,955          8,328          2,976
Amortization                                  1,961          1,281            190             54             --
-----------------------------------------------------------------------------------------------------------------
Operating income                             14,702          7,011          4,017          8,705          1,572
Other income (expense) - net                    967            (74)          (438)           455            247
Interest expense                             (7,550)        (3,588)          (640)          (746)          (315)
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                    8,119          3,349          2,939          8,414          1,504
Income tax expense                            1,436            698          1,273          3,097            554
-----------------------------------------------------------------------------------------------------------------
Net income                                $   6,683      $   2,651      $   1,666      $   5,317      $     950
=================================================================================================================
Net income per share:
         Basic                            $     .29      $     .23      $     .15      $     .55      $     .12
         Diluted                                .25            .15            .12            .49            .12
Weighted average number of
  common shares outstanding(1)
         Basic                               23,013         11,503         10,897          9,653          8,009
         Diluted                             26,943         17,167         14,143         10,874          8,039

OTHER FINANCIAL DATA:
Depreciation                              $  12,097      $   7,455      $   3,331      $   1,929      $     911
Capital expenditures                         42,542         13,415          8,657          8,393          2,887

SUPPLEMENTAL DATA:
EBITDA(2)                                 $  29,727      $  15,673      $   7,100      $  11,143      $   2,730
Net cash (used in) provided by
  operating activities                      (54,219)       (20,225)            65         (1,374)           776
Net cash used in investing
  activities                                (62,684)       (52,611)        (4,989)       (10,126)        (2,938)
Net cash provided by financing
  activities                                119,512         74,734          2,556         14,661          2,133
-----------------------------------------------------------------------------------------------------------------

---------------------------------------------------
As of March 31                               2001           2000           1999           1998           1997
(In thousands)
---------------------------------------------------
---------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Unrestricted cash and cash
  equivalents                             $   5,882      $   2,727      $     827      $   3,195      $      34
Working capital                             131,851         49,649         12,783         12,873            525
Total assets                                349,077        190,451         64,983         61,121         16,334
Long-term debt and capital lease
  obligations less current maturities        84,873         55,181          7,090          6,340          2,251

Total shareholders' equity                  150,712         22,673         16,555         19,544          3,009
-----------------------------------------------------------------------------------------------------------------

(1) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net income per share, see Note 1 of the notes to consolidated financial statements.

(2) EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
PEMSTAR Inc.

You should read the following discussion in conjunction with the "Summary of Consolidated Financial Data" section of this report and our consolidated financial statements and notes to those statements included elsewhere in this report. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements.

OVERVIEW
We are a rapidly growing provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment markets. We provide these manufacturers with a comprehensive range of engineering, manufacturing and fulfillment services on a global basis through 15 facilities strategically located in North America, Asia, Europe and South America. Our comprehensive service offerings support our customers' products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

     We were founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM's Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains one of our major customers. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of new facilities in Austin, Texas; Guadalajara, Mexico; Tianjin, China; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; and Taunton, Massachusetts. These growth initiatives have given us:
     o expanded geographic presence in established and emerging markets and strengthened our presence in target markets;
     o enhanced product and service offerings while allowing us to offer cost-effective manufacturing and engineering capabilities;
     o    access to new customers; and
     o specialized test and process equipment design, manufacturing and service capabilities.

     We derive most of our net sales from customer purchase orders. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our engineering services accounted for 4.3%, 4.2% and 5.7% of our total net sales in fiscal 1999, 2000 and 2001, respectively, while manufacturing services accounted for 95.7%, 95.8% and 94.3% of our total net sales in fiscal 1999, 2000 and 2001, respectively. Our cost of goods sold includes the cost of components and materials, labor costs and manufacturing overhead. The procurement of raw materials and components requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of these items.

     Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, indirect labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve, while, during periods of lower capacity utilization, our gross margins and operating margins generally decline. We have incurred, and will continue to incur, substantial selling, general and administrative expenses to establish a global platform of facilities, to develop a worldwide sales infrastructure and to implement industry-leading information technology systems. We believe that we have developed an infrastructure that will support substantially higher levels of sales in the future.

     Our production volumes are based on purchase orders for the delivery of products. These orders typically do not commit firm production schedules for more than 30 to 90 days in advance. We work to minimize the risk relative to our inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. To the extent our orders of materials and components for specific jobs exceed our customers' orders, we may incur a charge for inventory obsolescence for a portion of the inventory cost, which in most cases, we negotiate with the customer to recover some or all of this inventory cost. In fiscal 2001, inventory obsolescence reserves increased by $1.6 million. We believe we are largely protected from the risk of inventory cost fluctuations because we generally pass these costs through to our customers.

                                                                              15
                                                                    from concept
                                                                     to customer

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

------------------------------------------
Fiscal year ended March 31         2001        2000         1999
------------------------------------------
------------------------------------------
Net sales                          100.0%      100.0%       100.0%
Cost of goods sold                  91.5        92.4         91.9
--------------------------------------------------------------------
Gross profit                         8.5         7.6          8.1
Selling, general and
  administrative expenses            5.9         5.5          5.9
Amortization                          .3          .3           .1
--------------------------------------------------------------------
Operating income                     2.3         1.8          2.1
Other income (expense) - net          .2         (.0)         (.2)
Interest expense                    (1.2)        (.9)         (.3)
--------------------------------------------------------------------
Income before Income taxes           1.3          .9          1.6
Income tax expense                    .2          .2           .7
--------------------------------------------------------------------
Net income                           1.1%         .7%          .9%
====================================================================

Fiscal Year Ended March 31, 2001 Compared to Fiscal Year Ended March 31, 2000

Net sales - Our net sales increased $241.5 million, or 61.3%, to $635.3 million in fiscal 2001 from $393.8 million in fiscal 2000. This increase resulted from both internal growth and the acquisition of Turtle Mountain. In fiscal 2001, our internal growth, which excludes net sales increases from operations acquired in the preceding 12 months, accounted for $203.7 million, or 84.3%, of total year-to-year growth and was driven by new projects with existing and new customers in North America and Asia. Our acquisition of Turtle Mountain accounted for $37.8 million, or 15.7%, of total year-to-year growth.

Gross profit - Our gross profit increased $24.1 million to $54.0 million in fiscal 2001 from $29.9 million in fiscal 2000. This increase in gross profit reflects the year-to-year growth in net sales. This higher gross profit in fiscal 2001 was primarily due to higher sales volumes from existing and new customers in both domestic and certain international locations and the acquisition of Turtle Mountain. Gross profit increased to 8.5% of net sales in fiscal 2001 from 7.6% in fiscal 2000 due to increased utilization of our facilities.

Selling, general and administrative expenses - Our selling, general and administrative expenses increased $15.8 million to $37.4 million in fiscal 2001 from $21.6 million in fiscal 2000. As a percentage of net sales, our selling, general and administrative expenses increased to 5.9% in fiscal 2001 from 5.5% in fiscal 2000. These increases were primarily due to $5.6 million for additional sales and administrative compensation, $4.2 million of overhead expenses for existing and new facilities, $1.0 million of expenses from acquired businesses and $1.0 million of additions to information technology infrastructure.

Amortization - Amortization increased $0.7 million to $2.0 million in fiscal 2001 from $1.3 million in fiscal 2000, primarily as a result of amortization of goodwill arising out of our acquisition of Turtle Mountain.

Other income (expense) -- net - In fiscal 2001, we had other income of $1.0 million as compared to other expense of $0.1 million in fiscal 2000. This change in other income was primarily a result of currency gains in certain foreign locations and gains from sales of fixed assets.

Interest expense - Our interest expense increased $4.0 million to $7.6 million in fiscal 2001 from $3.6 million in fiscal 2000. This increase reflects increased borrowings required to fund the Turtle Mountain acquisition and opening of new facilities as well as increased working capital requirements driven by growth in business with new and existing customers.

Income tax expense - In fiscal 2001, our effective tax rate decreased to 17.7% from 20.8% in fiscal 2000. This decrease resulted from the mix of domestic versus international income from operations and the benefit of our foreign sales corporation. In general, our international operations are being taxed at a lower rate than our domestic operations due to tax holidays and incentives.

Fiscal Year Ended March 31, 2000 Compared to Fiscal Year Ended March 31, 1999

Net sales - Our net sales increased $206.4 million, or 110.1%, to $393.8 million in fiscal 2000 from $187.4 million in fiscal 1999. This increase resulted from both internal growth and strategic acquisition. In fiscal 2000, our internal growth, which excludes net sales increases from operations acquired in the preceding twelve months, accounted for $61.9 million, or 30.0%, of total year-to-year growth and was driven by new projects with existing and new customers in North America and Asia. Our acquisitions of Quadrus Manufacturing and a European division of Fluke Corporation accounted for $144.5 million, or 70.0% of total year-to-year growth.

Gross profit - Our gross profit increased $14.7 million to $29.9 million in fiscal 2000 from $15.2 million in fiscal 1999. This increase in gross profit reflects the year-to-year growth in net sales. Gross margins decreased to 7.6% of net sales in fiscal 2000 from 8.1% in fiscal 1999. This lower gross profit in fiscal 2000 was primarily due to initially lower gross margins of acquired businesses in fiscal 2000, which represented approximately 50% of the decline in gross profit, and less than full utilization of assets at our Thailand facility and set-up costs related to new product introductions, each of which factors represented approximately 25% of the decline in gross profit.

Selling, general and administrative expenses - Our selling, general and administrative expenses increased $10.6 million to $21.6 million in fiscal 2000 from $11.0 million in fiscal 1999. Approximately

16
PEMSTAR
2001 AR

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

$5.2 million of this increase consisted of our assumption of existing selling, general and administrative expenses from acquired businesses. Approximately $5.4 million of this increase was a result of increased staffing levels and higher selling and administrative costs to support our growth. As a percentage of net sales, our selling, general and administrative expenses decreased to 5.5% in fiscal 2000 from 5.9% in fiscal 1999, due to our leveraging these expenses over an increased revenue base.

Amortization - Amortization increased $1.1 million to $1.3 million in fiscal 2000 from $0.2 million in fiscal 1999, primarily as a result of amortization of goodwill arising out of our fiscal 2000 acquisitions.

Other income (expense) - net - Our other expense decreased $0.3 million to $0.1 million in fiscal 2000 from $0.4 million in fiscal 1999. Fiscal 1999 includes a $0.4 million loss on the sale of property and equipment.

Interest expense - Our interest expense increased $3.0 million to $3.6 million in fiscal 2000 from $0.6 million in fiscal 1999. This increase reflects increased borrowings required to fund acquisitions and opening of new facilities, as well as increased working capital requirements driven by growth in business with new and existing customers.

Income tax expense - In fiscal 2000, our effective tax rate decreased to 20.8% from 43.3% in fiscal 1999. This decrease resulted from the mix of domestic versus international income from operations and the benefit of state tax credits generated by the acquisition of Quadrus Manufacturing. In general, our international operations are being taxed at a lower rate than our domestic operations due to tax holidays and incentives.

LIQUIDITY AND CAPITAL RESOURCES
We have funded our operations from the proceeds of bank debt, private and public offerings of equity, cash and cash equivalents generated from operations and lease financing of capital equipment. Our principal uses of cash have been to finance working capital, acquisitions, new operations, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

     Net cash provided by (used in) operating activities for fiscal 2001, 2000 and 1999 was ($54.2) million, ($20.2) million and $0.1 million, respectively. Net cash used in operating activities increased in fiscal 2001 primarily as a result of increased working capital needs due to our higher sales volumes and higher inventory.

     Net cash used in investing activities for fiscal 2001, 2000 and 1999 was $62.7 million, $52.6 million and $5.0 million, respectively. In fiscal 2001, our cash used in investing activities consisted primarily of $21.2 million used in the acquisition of Turtle Mountain and $42.5 million used for capital expenditures. Capital expenditures increased in fiscal 2001 by $29.1 million as compared to the prior fiscal year. Capital expenditures were principally used for printed circuit board assembly equipment, optical technology equipment, buildings and information technology equipment and upgrades across several of our facilities. We estimate capital expenditures in fiscal 2002 will decrease as compared to fiscal 2001.

     Net cash provided by financing activities for fiscal 2001, 2000 and 1999 was $119.5 million, $74.7 million and $2.6 million, respectively. Our principal sources of cash from financing activities in fiscal 2001 included proceeds of approximately $93.9 million from our initial public offering of common stock and net increase in long-term borrowings of $16.5 million. Net cash provided by financing activities for fiscal 1999 consisted primarily of proceeds from long-term debt, offset in part by payments of long-term debt.

     As of March 31, 2001, we had unrestricted cash and cash equivalents of $5.9 million and total borrowings, including capitalized lease obligations, of approximately $98.0 million. Borrowings under our two U.S. credit facilities are limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of accounts receivable and inventory balances, which limits may restrict our ability to access the full amount of available borrowings. As of March 31, 2001, we had $21.2 million outstanding under our US Bank credit facility and $40.0 million outstanding under our IBM facility. Our increase in borrowings from March 31, 2000 was primarily due to increased working capital requirements to support higher sales, increased capital expenditures and the Turtle Mountain acquisition. We also have a $3.2 million credit facility serving our Netherlands operations. As of March 31, 2001, we had $1.6 million outstanding under our Netherlands credit facility. Each credit facility bears interest on outstanding borrowings at variable interest rates, which as of March 31, 2001, were 8.5% for the US Bank facility, 9.2% for the IBM facility and 7.0% for the Netherlands facility. Our US Bank credit facility matures in August 2002 and our IBM credit facility matures in May 2002. As of March 31, 2001, we had an aggregate of $14.6 million of borrowing availability under our credit facilities. We are currently renegotiating our existing credit facilities to increase our borrowing capacity.

     All of these credit facilities are secured by substantially all of our assets. We are also required to meet financial covenants under these facilities relating to the ratio of our indebtedness to our earnings before net interest expense, income taxes, depreciation and amortization, or EBITDA, the ratio of our EBITDA, less specified expenditures, to our principal and interest payments, the ratio of the value of our current assets to current liabilities, our tangible net worth and capital expenditures. On March 31, 2001, we were not in compliance with our monthly leverage ratio covenant under our US Bank credit facility, which if not cured or waived, could have resulted in an event of default. We have obtained a one-time waiver of our compliance with this leverage ratio covenant from US Bank.

                                                                              17
                                                                    from concept
                                                                     to customer

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

     In addition to our credit facilities, we had other debt obligations totaling $21.2 million as of March 31, 2001. See Notes 8 and 11 to our consolidated financial statements. We have filed a registration statement related to the intended sale of 4.5 million common shares with the Securities and Exchange Commission. If completed, the proceeds from the sale will be used to repay indebtedness under our credit facilities. We believe that cash flows from operating activities, borrowings available in our current financing agreements and the potential proceeds from this offering will be sufficient to fund our currently anticipated working capital, planned capital expenditures and debt service requirements for the next 12 months. However, in the absence of completing the sale, we will need to secure additional required funding to support planned capital expenditures. Also, we regularly review acquisition and additional new operations opportunities as well as major new program opportunities with new or existing customers, any of which may require us to sell additional equity or secure additional financing during this period. Beyond the current 12-month period, we believe we will have sufficient funds to support our current operations. However, we will need to raise additional capital to fund potential growth and make capital expenditures associated with this growth. The sale of additional equity could result in additional dilution to our shareholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk
Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2001, we had total borrowings of $76.4 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings which bear interest at variable rates would cause us to incur a change in interest expense of approximately $764,000 on an annual basis. As of March 31, 2000, an adverse change of one percent in the interest rate would have caused us to incur a change in interest expense of approximately $605,000 on an annual basis for all borrowings outstanding bearing interest at variable rates at March 31, 2000.

Foreign Currency Exchange Risk
Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Singapore and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2001, sales denominated in Dutch guilders totalled $32.4 million, sales denominated in Singapore dollars totalled $9.2 million and sales denominated in Chinese renminbi totalled $41.9 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

     The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2001 and 2000 levels relative to each of the currencies in which our revenues and expenses are denominated would result in a decrease in operating income of approximately $790,000 and $148,000, respectively, for the fiscal years ended March 31, 2001 and 2000.

     For the fiscal year ended March 31, 2001, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate is $43.7 million and $8.3 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rate amounts to $4.0 million and $758,000, respectively. Actual amounts may differ.

     We currently do not hedge our exposure to foreign currency exchange rate fluctuations, however, we may hedge such exposures in the future.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in the inflation rate.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore applicable to us beginning with our fiscal quarter ending June 30, 2001. We adopted SFAS No. 133 effective April 1, 2001. The adoption of SFAS No. 133 did not have a material impact on our financial position or results of operations.

18
PEMSTAR
2001 AR

Consolidated Balance Sheets
--------------------------------------------------------------------------------
PEMSTAR Inc.

March 31                                                           2001             2000
(In thousands, except per share amounts)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
ASSETS

Current assets:
Cash and cash equivalents                                       $   5,882        $   2,727
Restricted cash                                                       459              528
Accounts receivable, net                                          106,510           60,061
Inventories, net                                                  113,421           64,437
Deferred income taxes                                               1,322            2,232
Prepaid expenses and other                                         15,572            3,458
--------------------------------------------------------------------------------------------
         Total current assets                                     243,166          133,443
Property and equipment, net                                        73,806           34,933
Goodwill, net                                                      29,164           20,691
Other assets                                                        2,048            1,384
Deferred income taxes                                                 893               --
--------------------------------------------------------------------------------------------
         Total assets                                           $ 349,077        $ 190,451
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts                                                 $  13,443        $  10,213
Accounts payable                                                   70,791           47,138
Accrued expenses and other                                         12,762            9,740
Income taxes payable                                                1,197            1,474
Current maturities of long-term debt                                9,041           12,930
Current maturities of capital lease obligations                     4,081            2,299
--------------------------------------------------------------------------------------------
         Total current liabilities                                111,315           83,794
Long-term debt, less current maturities                            75,136           51,114
Capital lease obligations, less current maturities                  9,737            4,067
Other deferred credits                                              2,177            2,237
Deferred income taxes                                                  --               17

Redeemable stock:
Series A preferred stock, $0.01 par value; 570 shares
  issued and outstanding in 2000                                       --            8,549
Series B preferred stock, $0.01 per share; 1,000 shares
  issued and outstanding in 2000                                       --           18,000

Shareholders' equity:
Common stock, $0.01 par value; 150,000 shares authorized;
  shares issued and outstanding; 2001 - 28,294 shares;
  2000 - 13,819 shares                                                283              138
Additional paid-in capital                                        137,139           15,395
Accumulated other comprehensive loss                               (2,299)            (772)
Retained earnings                                                  17,853           11,170
Loans to shareholders                                              (2,264)          (3,258)
--------------------------------------------------------------------------------------------
         Total shareholders' equity                               150,712           22,673
--------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity             $ 349,077        $ 190,451
============================================================================================

See accompanying notes.

Consolidated Statements of Income
--------------------------------------------------------------------------------
PEMSTAR Inc.

Year ended March 31                                            2001             2000             1999
(In thousands, except per share amounts)
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Net sales                                                   $ 635,307        $ 393,842        $ 187,381
Cost of goods sold                                            581,278          363,974          172,219
-----------------------------------------------------------------------------------------------------------
Gross profit                                                   54,029           29,868           15,162
Selling, general and administrative expenses                   37,366           21,576           10,955
Amortization                                                    1,961            1,281              190
-----------------------------------------------------------------------------------------------------------
Operating income                                               14,702            7,011            4,017
Other income (expense) - net                                      967              (74)            (438)
Interest expense                                               (7,550)          (3,588)            (640)
-----------------------------------------------------------------------------------------------------------
Income before income taxes                                      8,119            3,349            2,939
Income tax expense                                              1,436              698            1,273
Net income                                                  $   6,683        $   2,651        $   1,666
===========================================================================================================
Net income per common share:
         Basic                                              $     .29        $     .23        $     .15
         Diluted                                                  .25              .15              .12
Shares used in computing net income per common share:
         Basic                                                 23,013           11,503           10,897
         Diluted                                               26,943           17,167           14,143
-----------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statement of Shareholders' Equity
--------------------------------------------------------------------------------
PEMSTAR Inc.

                                                                                   Accumulated
                                                       Common Stock    Additional        Other
                                                     ----------------     Paid-In    Comprehen-   Retained     Loans to
(In thousands)                                       Shares   Amount      Capital     sive Loss   Earnings  Shareholders     Total
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998                              10,404     $104     $  4,019     $    --     $ 6,871     $    --     $ 10,994
Issuance of common stock upon exercise of
         stock options                                  111        1           45          --          --          --           46
Issuance of common stock                                783        8        3,907          --          --          --        3,915
Repurchase of common stock                              (28)      --          (22)         --         (12)         --          (34)
Comprehensive income:
         Net income                                      --       --           --          --       1,666          --        1,666
         Foreign currency translation adjustment         --       --           --         (32)         --          --          (32)
                                                                                                                          ---------
         Comprehensive income                            --       --           --          --          --          --        1,634
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999                              11,270      113        7,949         (32)      8,525          --       16,555

Issuance of common stock upon exercise of
         stock options                                1,565       15        2,410          --          --      (1,855)         570
Issuance of common stock                                985       10        4,913          --          --      (1,403)       3,520
Repurchase of common stock                               (1)      --           --          --          (6)         --           (6)
Comprehensive income:
         Net income                                      --       --           --          --       2,651          --        2,651
         Foreign currency translation adjustment         --       --           --        (740)         --          --         (740)
                                                                                                                          ---------
         Comprehensive income                            --       --           --          --          --          --        1,911
Other                                                    --       --          123          --          --          --          123
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000                              13,819      138       15,395        (772)     11,170      (3,258)      22,673

Issuance of common stock upon exercise of
         stock options                                  449        4        1,437          --          --        (200)       1,241
Payments on loans to shareholders                        --       --           --          --          --       1,194        1,194
Issuance of common stock                              9,316       94       93,805          --          --          --       93,899
Conversion of redeemable stock                        4,710       47       26,502          --          --          --       26,549
Comprehensive income:
         Net income                                      --       --           --          --       6,683          --        6,683
         Foreign currency translation adjustment         --       --           --      (1,527)         --          --       (1,527)
                                                                                                                          ---------
         Comprehensive income                            --       --           --          --          --          --        5,156
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001                              28,294     $283     $137,139     $(2,299)    $17,853     $(2,264)    $150,712
===================================================================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
PEMSTAR Inc.

Year ended March 31                                          2001         2000         1999
(In thousands)
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                 $  6,683     $  2,651     $ 1,666
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
   Depreciation                                              12,097        7,455       3,331
   Amortization                                               1,961        1,281         190
   Deferred income taxes                                       (146)      (2,179)        151
   (Gain) loss on sale of property and equipment               (417)         (42)        377
   Issuance of stock options for services                        --          150          --
   Other deferred credits                                      (292)        (571)       (670)
   Changes in operating assets and liabilities:
       Accounts receivable                                  (41,563)     (23,828)        439
       Inventories                                          (43,222)     (22,962)      2,418
       Recoverable income taxes                                  --        1,889      (1,214)
       Prepaid expenses and other                           (12,620)        (343)     (1,127)
       Accounts payable                                      21,149       15,404      (5,733)
       Accrued expenses and other                             2,151          870         237
----------------------------------------------------------------------------------------------
           Net cash (used in) provided by operating
              activities                                    (54,219)     (20,225)         65

Cash flows from investing activities:
Decrease in restricted cash                                      10          155         583
Business acquisitions, net of cash acquired                 (21,225)     (39,473)         --
Proceeds from sale of property and equipment                  1,073          122       3,085
Purchases of property and equipment                         (42,542)     (13,415)     (8,657)
----------------------------------------------------------------------------------------------
           Net cash used in investing activities            (62,684)     (52,611)     (4,989)

Cash flows from financing activities:
Bank overdrafts                                               3,242        8,569      (1,273)
Proceeds from common stock sales                             93,899           --          --
Proceeds from exercise of stock options                       1,241          802          46
Payments on loans to shareholders                             1,194           --          --
Repurchase of common stock                                       --           (6)        (34)
Proceeds from private placement offering                         --       18,000          --
Proceeds from minority interest shareholder                      --           --         296
Proceeds from sale and leaseback                              4,060           --          --
Principal payments on long-term borrowings                  (94,457)      (4,645)     (1,879)
Proceeds from long-term borrowings                          110,968       52,892       5,956
Debt placement costs                                           (635)        (878)       (556)
----------------------------------------------------------------------------------------------
           Net cash provided by financing activities        119,512       74,734       2,556
Effect of exchange rate changes on cash                         546            2          --
----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          3,155        1,900      (2,368)

Cash and cash equivalents:
Beginning of year                                             2,727          827       3,195
----------------------------------------------------------------------------------------------
End of year                                                $  5,882     $  2,727     $   827
==============================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)
--------------------------------------------------------------------------------
PEMSTAR Inc.


-------
   1      NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
-------

Business - PEMSTAR Inc. (the "Company") is a leading provider ofelectronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

Principles of consolidation - The accompanying financial statements include the accounts of PEMSTAR Inc., its majority-owned subsidiaries and the Company's share of net earnings or losses of 50 percent or less owned companies accounted for using the equity method. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition - Revenue from the sale of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company's premises at the request of the customer, when title to and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. The Company warrants a majority of its products against defects for up to 90 days. Product warranty expenses are recorded as products are returned and are not material to the Company's financial statements.

Cash and cash equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost which approximates market value.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.


Property and equipment - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

--------------------------------------------------------------
                                             Number of years
--------------------------------------------------------------
--------------------------------------------------------------
Buildings and improvements                           4 to 40
Machinery and equipment                               4 to 5
Furniture and fixtures                               2 to 10
Computer hardware and software                             4

     Amortization of assets acquired under capital leases is included with depreciation expense.

Goodwill and other intangible assets - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 20 years. Other intangible assets principally consist of debt financing costs that are being amortized over the terms of the applicable agreement.

Long-lived assets - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Estimated warranty claim - The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a three-month period after the sale. Based upon historical experience the accrual for warranty claims is not material at March 31, 2000 and 2001.

Foreign currency - Foreign currency denominated assets and liabilities are translated into United States dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net other income or expense.

Shipping and handling fees - The Company classifies costs associated with shipping and handling fees as a component of cost of goods sold. Customer billings related to shipping and handling fees are reported as net sales.

Income taxes - The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings.

                                                                              23
                                                                    from concept
                                                                     to customer

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Research and development - Research and development costs are expensed when incurred and totaled $387, $410 and $489 for the years ended March 31, 1999, 2000 and 2001, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive income - Comprehensive income reflects the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for foreign currency translation adjustments.

Stock-based compensation - The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price of the option.

Net income per common share - The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net income per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 15 and convertible preferred stock as discussed in Note 13). The following table reflects the components of common shares outstanding in accordance with SFAS No. 128:

----------------------------------------------------------------------------
Year ended March 31                         2001        2000       1999
--------------------------------------------------
--------------------------------------------------
Weighted average common shares
   outstanding - basic                     23,013      11,503     10,897
Effect of dilutive securities:
   Preferred stock conversion               1,677       4,144      1,710
   Stock options                            2,253       1,520      1,536
----------------------------------------------------------------------------
Shares used in computing net income
   per common share - diluted              26,943      17,167     14,143
============================================================================

New accounting pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity recognize all derivatives as either assets or liabilities at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 effective April 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or its results of operations.

Reclassification - Certain prior year amounts have been reclassified to conform with the current year presentation.


-------
   2      ACQUISITIONS
-------

In June 1999, the Company acquired Quadrus, Inc., a division of Bell Microproducts, Inc. Quadrus is a provider of electronic manufacturing services to original equipment manufacturers. The purchase price of $34,966 was funded through the issuance of Series B preferred stock in the aggregate amount of $18,000 to certain of the Company's existing investors, with the remaining amount funded by borrowings under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $12,346 has been recorded as goodwill and is being amortized over an estimated useful life of 20 years.

     In August 2000, the Company acquired Turtle Mountain Corporation. Turtle Mountain is an electronics manufacturing services provider for commercial and military customers. The purchase price of $20,638, including liabilities assumed, was funded with proceeds of a term loan of $9,500 with the remainder borrowed under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $9,680 has been recorded as goodwill and is being amortized over an estimated useful life of 20 years.

     The following unaudited pro forma combined summary statement of income for the years ended March 31, 1999, 2000 and 2001 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisitions had occurred at the beginning of the periods presented. The following pro forma PEMSTAR Inc. data reflect

24
PEMSTAR
2001 AR

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

adjustments for interest expense, amortization of goodwill and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma Consolidated Statements of Income

--------------------------------------------------
Year ended March 31                         2001         2000        1999
--------------------------------------------------
--------------------------------------------------
Net sales                               $650,904     $436,891    $273,480
Net income (loss)                          6,944          218      (2,591)
Net income (loss) per share - basic     $    .30     $    .02    $   (.24)
Net income (loss) per share - diluted        .26          .01        (.24)
-----------------------------------------------------------------------------


-------
   3      ACCOUNTS RECEIVABLE
-------

Accounts receivable consists of the following:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Accounts receivable                                  $107,744     $60,614
Less allowance for doubtful accounts                   (1,234)       (553)
----------------------------------------------------------------------------
                                                     $106,510     $60,061
============================================================================


-------
   4      INVENTORIES
-------

Inventories consist of the following:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Raw materials                                        $ 94,971     $49,948
Work in process                                        11,042       8,675
Finished goods                                          9,562       6,387
Less allowance for inventory obsolescence              (2,154)       (573)
----------------------------------------------------------------------------
                                                     $113,421     $64,437
============================================================================


-------
   5      PROPERTY AND EQUIPMENT
-------

Property and equipment consists of the following:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Land                                                 $  1,812    $  1,022
Buildings and improvements                             15,860      11,818
Machinery and equipment                                54,150      27,388
Computer hardware and software                         12,360       7,595
Construction in progress                               11,538       1,131
----------------------------------------------------------------------------
                                                       95,720      48,954
Less accumulated depreciation                         (21,914)    (14,021)
----------------------------------------------------------------------------
                                                     $ 73,806    $ 34,933
============================================================================


-------
   6      GOODWILL
-------

Goodwill consists of the following:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Goodwill                                             $ 31,570     $21,717
Less accumulated amortization                          (2,406)     (1,026)
----------------------------------------------------------------------------
                                                     $ 29,164     $20,691
============================================================================


-------
   7      OTHER ASSETS
-------

Other assets consist of the following:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Restricted cash                                        $  240      $  182
Other intangible assets, net of accumulated
   amortization -  2001 - $865; 2000 - $299             1,093       1,055
Other                                                     715         147
----------------------------------------------------------------------------
                                                       $2,048      $1,384
============================================================================


-------
   8      FINANCING ARRANGEMENTS
-------

Long-term debt consists of the following:
------------------------------------------------------------------
March 31                                                    2001        2000
------------------------------------------------------------------
------------------------------------------------------------------
Revolving credit facilities, interest at prime plus
  a margin ranging from 50 to 200 basis points or
  LIBOR plus a margin ranging from 225 to 375 basis
  points (8.91% at March 31, 2001 and 10.21% at
  March 31, 2000).                                       $62,866    $ 56,557
Note payable bearing interest at prime plus 2.00%
  (10.00% at March 31, 2001), interest due monthly.
  Quarterly payments of principal ranging from
  $400 to $1,450 are due through June 2004.
  The note is unsecured.                                   8,500          --

Note payable bearing interest at 10.8%, due in monthly
  payments of principal and interest of $55 through
  September 2003, with a final balloon payment of
  $790 due October 2003. The Company has an option
  to extend the final balloon payment for 24 months.
  The note is secured by equipment.                        2,043          --

Bonds payable to the City of Rochester with variable
  interest rates ranging from 4.20% to 6.25%, interest
  due monthly. Annual principal payments ranging
  from $75 to $285 are due through June 2018.              4,990       5,510

Other                                                      5,778       1,977
-------------------------------------------------------------------------------
                                                          84,177      64,044
Less current maturities                                   (9,041)    (12,930)
-------------------------------------------------------------------------------
                                                         $75,136    $ 51,114
===============================================================================

                                                                              25
                                                                    from concept
                                                                     to customer

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Payment of the bonds is secured by irrevocable letters of credit in favor of the trustee in the amount of $5,081 expiring August 2003. The Company is required to maintain letters of credit sufficient to pay all outstanding principal and interest under the bonds. Interest on the bonds is variable and is payable monthly until, at the option of the Company with the consent of US Bank, the rate is fixed (conversion date). In the event the Company exercises its option to convert the interest rate on the bonds from a variable rate to a fixed rate, a remarketing agent, currently FBS Investment Services, Inc., shall determine the fixed rate in accordance with a remarketing agreement. Upon exercise of this option, a mandatory tender date shall occur on which date the bonds are called and reissued. Prior to the conversion date, the holders of the bonds may require the trustee to purchase the bonds at a price equal to the principal amount thereof plus accrued interest thereon. Upon presentation for redemption, the remarketing agent will attempt to resell the bonds at a price that is not less than par. Bond sinking funds and proceeds from the bonds, to the extent unused, are reported as restricted cash.

     Aggregate maturities of long-term debt are as follows:

-------------------------------------------------------------------------------
Year ending March 31:
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2002                                                             $  9,041
2003                                                               64,503
2004                                                                4,580
2005                                                                1,730
2006                                                                  291
Thereafter                                                          4,032
-------------------------------------------------------------------------------
                                                                 $ 84,177
================================================================================

     The Company has Revolving Credit Facilities with US Bank and IBM Credit Corporation totaling $80,000 ($40,000 - "Revolver A" and $40,000 - "Revolver B", respectively) for revolving credit loans and letter of credit which expire on Revolver A - August 2002 and Revolver B - May 2002. Advances under the Revolving Credit Facilities, which are limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of eligible accounts receivable and inventory balance, bear interest at prime or LIBOR plus a margin depending on the ratio of consolidated senior debt to EBITDA. The Company is obligated to pay a monthly fee of 0.25% to 0.375% on the unused portion of the facilities. The Revolving Credit Facilities are collateralized by substantially all domestic non-real estate assets of the Company. The lender for Revolver B is also a major customer of the Company. In addition, the Company has letters of credit totaling $5,695 outstanding as of March 31, 2001.

     The Company also has, through one of its subsidiaries, a separate line of credit totaling $3,257. Advances under the line of credit bear interest at the bank's base rate plus 1.5% (7.0% at March 31, 2001).The line of credit is secured by the inventory and receivables of the subsidiary and the corporate guarantee of the Company.

     Notes payable totaling $972 are subordinated to the Revolving Credit Facilities. The financing arrangements are subject to certain covenants that require the Company to maintain certain financial ratios, including minimum liquidity and debt coverage, and limit investments and cash distributions.


-------
   9      OTHER INCOME (EXPENSE) - NET
-------

The other income and expense consists of the following:

----------------------------------------------------
March 31                                     2001        2000        1999
----------------------------------------------------
----------------------------------------------------
Foreign currency gains                       $507       $ 243       $   -
Minority interest in net (income)/
   loss of consolidated subsidiaries           84        (191)       (277)
Net other income (expense)                    376        (126)       (161)
--------------------------------------------------------------------------------
                                             $967       $ (74)      $(438)
================================================================================


-------
  10      FAIR VALUE OF FINANCIAL INSTRUMENTS
-------

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company's revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

-------
  11      COMMITMENTS AND CONTINGENCIES
-------

The Company has various capital and operating leases which expire on various dates through 2013. Future minimum payments under both capital leases and operating leases are as follows:

--------------------------------------------------------------------------------
                                                      Capital   Operating
Fiscal year ending March 31:                           Leases      Leases
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2002                                              $  4,454     $ 7,723
   2003                                                 4,252       6,882
   2004                                                 4,035       5,872
   2005                                                 2,188       3,846
   2006                                                   150       3,896
   Thereafter                                              --       6,908
--------------------------------------------------------------------------------
Total minimum lease payments                           15,079     $35,127
                                                                ===========
Less amount representing interest                      (1,261)
--------------------------------------------------------------------------------
Present value of minimum lease payment                 13,818
Less current portion                                   (4,081)
--------------------------------------------------------------------------------
                                                     $  9,737
================================================================================

26
PEMSTAR
2001 AR

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Property and equipment includes the following amounts for capitalized leases:

---------------------------------------------------------------
March 31                                                 2001        2000
---------------------------------------------------------------
---------------------------------------------------------------
Machinery and equipment                               $12,294     $ 5,189
Furniture and fixtures                                    645          84
Computer hardware and software                          5,049       2,019
----------------------------------------------------------------------------
                                                       17,988       7,292
Less accumulated depreciation                          (3,479)       (719)
----------------------------------------------------------------------------
                                                      $14,509     $ 6,573
============================================================================

     Total rent expense recognized under operating leases for the years ended March 31, 1999, 2000 and 2001 totaled $1,567, $3,027 and $5,175, respectively.


-------
  12      INCOME TAXES
-------

Income before income taxes consisted of the following:

---------------------------------------------
Year ended March 31                   2001        2000         1999
---------------------------------------------
---------------------------------------------
Domestic                            $3,403       $2,485       $1,837
Foreign                              4,716          864        1,102
-----------------------------------------------------------------------
                                    $8,119       $3,349       $2,939
=======================================================================

     The provision for income taxes consisted of the following:

---------------------------------------------
Year ended March 31                   2001         2000         1999
---------------------------------------------
---------------------------------------------
Current:
   Domestic                        $ 2,500      $ 2,378      $   624
   Foreign                            (918)         499          498
-----------------------------------------------------------------------
                                     1,582        2,877        1,122
Deferred:
   Domestic                         (1,247)      (1,678)         151
   Foreign                           1,101         (501)          --
-----------------------------------------------------------------------
                                      (146)      (2,179)         151
-----------------------------------------------------------------------
                                   $ 1,436      $   698       $1,273
=======================================================================

     A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

---------------------------------------------
Year ended March 31                   2001         2000         1999
---------------------------------------------
---------------------------------------------
Computed "expected" tax rate       $ 2,761       $1,139       $  999
Increase (decrease) in income
  taxes resulting from:
    State taxes, net of credits
      and federal income tax
      benefit                          105         (289)          80
    Benefit of foreign sales
      corporation                     (244)          --           --
   Foreign taxes                    (1,284)        (296)         108
   Other                                98          144           86
-----------------------------------------------------------------------
                                   $ 1,436       $  698       $1,273
=======================================================================

     A summary of deferred tax assets (liabilities) is as follows:

----------------------------------------------------------
March 31                                           2001         2000
----------------------------------------------------------
----------------------------------------------------------
Deferred tax assets:
   Deferred revenue                             $   730       $  794
   Expenses accelerated for financial
     reporting purposes                           1,665        1,135
   Foreign net operating losses                   1,002          492
   State tax credits                                866          523
   Other                                             48          139
-----------------------------------------------------------------------
Total deferred tax assets                         4,311        3,083
Deferred tax liabilities:
   Unbilled services                                 --         (495)
   Foreign expenses accelerated for
     tax purposes                                (1,611)          --
   Accounting basis of assets in
     excess of tax basis                           (485)        (373)
-----------------------------------------------------------------------
Total deferred tax liabilities                   (2,096)        (868)
-----------------------------------------------------------------------
Net deferred tax asset                          $ 2,215       $2,215
=======================================================================

     No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The Company had approximately $2,623 of foreign net operating loss carryforwards, which have an unlimited carryforward period. The state tax credit carryforwards of $1,311 expire at varying dates through 2016. The foreign tax expense was decreased by $231 ($.02 and $.01 per share on a basic and diluted basis, respectively) in fiscal 2000 and by $480 ($.02 and $.02 per share on a basic and diluted basis, respectively) in fiscal 2001 as a result of the benefit of a tax holiday. This holiday ran at full relief of the normal income tax rate of 15% through December 31, 2000, and will continue at half rate thereafter through December 31, 2002.

                                                                              27
                                                                    from concept
                                                                     to customer

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


-------
  13      MANDATORY REDEEMABLE AND CONVERTIBLE PREFERRED STOCK
-------

The Company has authorized 5,000 shares of $0.01 par value preferred stock. As of March 31, 2000, 667 shares, of which 570 were outstanding, were designated as Series A, and 1,000 shares were designated and outstanding as Series B. The preferred stock was automatically converted into 4,710 shares of common stock at conversion prices of $5.00 per share for Series A and $6.00 per share for Series B for upon the completion of the Company's initial public offering in August 2000.


-------
  14      GEOGRAPHIC AND CONCENTRATION OF CREDIT RISK INFORMATION
-------

The Company derives its revenue from one reportable segment, electronic manufacturing services. The following is a summary of net sales and long-lived assets by geographic location:

---------------------------------------------
March 31                              2001         2000         1999
---------------------------------------------
---------------------------------------------
Net sales:
   United States                  $529,907     $318,616     $176,373
   Asia                             72,982       44,314       11,008
   Europe                           32,418       30,912           --
-----------------------------------------------------------------------
                                  $635,307     $393,842     $187,381
=======================================================================
Long-lived assets:
   United States                  $ 67,018     $ 42,463     $ 19,546
   Asia                             33,860       10,421        3,538
   Europe                            5,033        4,124           --
-----------------------------------------------------------------------
                                  $105,911     $ 57,008     $ 23,084
=======================================================================

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company's products are concentrated among specific customers in the same industry. The Company generally does not require collateral. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate.

     Customers that accounted for more than 10% of consolidated net sales are as follows:

---------------------------------------------
March 31                              2001         2000         1999
---------------------------------------------
---------------------------------------------
Customer A                             23%          37%          64%
Customer B                             16           15           11
Customer C                             11           --           --
-----------------------------------------------------------------------

     As of March 31, 2000 and 2001, receivables from these customers represented 33% and 29% of total accounts receivable, respectively.


-------
  15      SHAREHOLDERS' EQUITY
-------

In August and September of 2000, the Company sold 9,280 shares in an initial public offering from which the Company received net proceeds of $93,617.

     The Company has reserved 302 shares of common stock for issuance to board members and employees under incentive stock option and purchase plans approved by shareholders. Current exercisable options are granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a 10-year period.

     Grants under stock option plans are accounted for using APB No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under these stock option plans as the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net income would have been reduced to the pro forma amounts reported below.

---------------------------------------------
March 31                              2001         2000         1999
---------------------------------------------
---------------------------------------------
Net income (loss):
         As reported                $6,683      $ 2,651       $1,666
         Pro forma                   4,207       (4,499)       1,451
Basic earnings (loss) per share:
         As reported                $  .29      $   .23       $  .15
         Pro forma                     .18         (.39)         .13
Diluted earnings (loss) per share:
         As reported                $  .25      $   .15       $  .12
         Pro forma                     .16         (.39)         .10
--------------------------------------------------------------------------------

     The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 5.53%, 6.13% and 5.70% for 1999, 2000 and 2001, respectively, volatility factor of expected market price of our common stock of .3, .5 and 1.4 for 1999, 2000 and 2001, respectively, and expected lives of 10 years.

28
PEMSTAR
2001 AR

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     Following is a summary of stock option activity for the fiscal years ended March 31:

-----------------------------------------------------------------------
                                                      2001                        2000                       1999
                                                             Weighted                    Weighted                   Weighted
                                                              Average                     Average                    Average
                                             Shares    Exercise Price    Shares    Exercise Price    Shares   Exercise Price
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Outstanding, beginning of year                3,845            $ 3.91     2,173             $1.40     1,866            $ .65
Granted                                       1,189             11.44     3,269              4.39       418             4.52
Exercised/forfeited                            (615)             3.96    (1,597)             1.47      (111)             .39
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                      4,419              5.93     3,845              3.91     2,173             1.40
===============================================================================================================================
Exercisable, end of year                      3,081              5.08     3,029              4.18       937              .57
Weighted average fair value per share of
  options granted during the year            $10.92                     $  2.35                      $ 2.85
-------------------------------------------------------------------------------------------------------------------------------

     At March 31, 2001, the options outstanding have average remaining contractual lives and exercise prices as follows:

----------------------------------------------------------
                         Average
Shares          Contractual Life         Exercise Price
----------------------------------------------------------
----------------------------------------------------------
3,305                  8.1 years         $  .33 - $5.00
1,114                  9.3 years           6.06 - 23.31
----------------------------------------------------------

     As of March 31, 2000 and 2001, the Company had loans outstanding to shareholders in connection with the exercise of stock options for the purchase of 1,008 and 624 shares, respectively. Loans totaling $2,064 and $200 are due in March, 2002, and December, 2002, respectively, and bear interest at 6.0% to 6.5%. The loans are secured by the shares of common stock purchased and provide for full recourse against the respective shareholder's personal assets.


-------
  16      EMPLOYEE BENEFIT PLANS
-------

Retirement Plans
The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and/or provide employer contributions based on the Company's performance and other factors. Employer contributions for the years ended March 31, 1999, 2000 and 2001 totaled $295, $413 and $1,063, respectively.

     The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2001, the fair value of the plan assets and projected benefit obligations were $3,895 and $3,615, respectively. Expenses associated with this plan totalled $62 and $295 for the years ended March 21, 2000 and 2001, respectively.

Employee Stock Purchase Plan
During 2001, the Company established an employee stock discount purchase plan which provides for the sale of up to 500 shares of the Company's common stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's common stock at the date of purchase, as defined. During the year ended March 31, 2001, 36 shares of common stock were issued to employees pursuant to this plan. The weighted average fair value of shares sold in 2001 was $7.85.


-------
  17      Supplemental Cash Flow Information
-------

-----------------------------------------------------
Year ended March 31                           2001         2000         1999
-----------------------------------------------------
-----------------------------------------------------
Supplemental disclosures for
  cash flow information:
   Cash payments for:
      Interest                             $ 7,344       $3,555       $  643
      Income taxes                           1,797        1,197        2,332
Supplemental schedule of non-cash
  investing and financing activities:
   Property and equipment acquired
     through capital lease agreements      $11,166       $2,514      $    71

   Purchase of minority interest
     in consolidated subsidiary through
     issuance of common stock (acquired
     30% and 25% interests by issuing
     783 and 653 shares in August, 1998
     and January, 2000, respectively)           --        3,263        3,915
-------------------------------------------------------------------------------

                                                                              29
                                                                    from concept
                                                                     to customer

Report of Independent Auditors
--------------------------------------------------------------------------------

To the Shareholders and Directors of Pemstar Inc.

We have audited the accompanying consolidated balance sheets of Pemstar Inc. as of March 31, 2000 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, shareholders' equity and cash flows for the year ended March 31, 1999, were audited by other auditors whose report dated May 10, 1999 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pemstar Inc. at March 31, 2000 and 2001 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Minneapolis, Minnesota
April 30, 2001

30
PEMSTAR
2001 AR

Other Information
--------------------------------------------------------------------------------

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following table sets forth unaudited quarterly financial information of Pemstar for the quarterly periods in fiscal 2000 and 2001. Historically, we have experienced some seasonal variation in net sales, with net sales typically being highest in the quarter ended December 31 and lowest in the quarter ended March
31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This variation may be offset in part by internal growth and acquisitions. This information has been derived from our monthly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The operating results for any previous quarter are not necessarily indicative of results for any future period.

----------------------------------------------
Quarter Ended                        Mar. 31,   Dec. 31,   Sept. 30,   June 30,   Mar. 31,   Dec. 31,   Sept. 30,  June 30,
                                         2001       2000        2000       2000       2000       1999        1999      1999
(In thousands, except per share data)
----------------------------------------------
----------------------------------------------
Net sales                            $184,435   $184,366    $143,902   $122,604   $115,939   $111,745     $97,560   $68,598
Cost of goods sold                    167,728    168,319     132,535    112,696    108,037    103,351      90,157    62,429
------------------------------------------------------------------------------------------------------------------------------
Gross profit                           16,707     16,047      11,367      9,908      7,902      8,394       7,403     6,169
Selling, general and
administrative expenses                11,597     10,187       8,062      7,520      6,816      5,749       5,075     3,936
Amortization                              568        547         503        343        528        277         271       205
------------------------------------------------------------------------------------------------------------------------------
Operating income                        4,542      5,313       2,802      2,045        558      2,368       2,057     2,028
Other income (expense) - net              752        176         275       (236)       831       (329)       (542)      (34)
Interest expense                       (2,165)    (1,900)     (1,622)    (1,863)    (1,485)      (986)       (776)     (341)
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes       3,129      3,589       1,455        (54)       (96)     1,053         739     1,653
Income tax expense (benefit)              336        954         349       (203)      (453)        62         351       738
------------------------------------------------------------------------------------------------------------------------------
Net income                           $  2,793   $  2,635    $  1,106   $    149   $    357   $    991     $   388   $   915
==============================================================================================================================
Net income per common share:
  Basic                              $    .10   $    .09    $    .05   $    .01   $    .03   $    .08     $   .04   $   .08
  Diluted                                 .09        .09         .04        .01        .02        .05         .02       .06
==============================================================================================================================
Market price per common share
  (as reported on Nasdaq National
  Market since August 8, 2000,
  initial public offering):
  High                               $ 15.250   $ 20.000    $ 25,875
  Low                                   6.250      5.500      11.219
==============================================================================================================================

SHAREHOLDERS
There were approximately 436 shareholders of record at May 10, 2001.

                                                                              31
                                                                    from concept
                                                                     to customer