Form 10-K, Exhibit 13
period 2002-03-31
PEMSTAR INC
filed 2002-07-02
CIK 924829

                                                                    Exhibit 13.1




                                  PEMSTAR Inc.

                               Annual Report 2002

                                    Part II

FINANCIAL REPORT
PEMSTAR Inc.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Selected Financial Data .................................................... 13
Management's Discussion and Analysis of Financial Condition and
  Results of Operations .................................................... 14
Consolidated Balance Sheets ................................................ 21
Consolidated Statements of Operations ...................................... 22
Consolidated Statements of Shareholders' Equity ............................ 23
Consolidated Statements of Cash Flows ...................................... 24
Notes to Consolidated Financial Statements ................................. 25
Report of Independent Auditors ............................................. 38
Quarterly Results of Operations ............................................ 39

SELECTED FINANCIAL DATA

The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

                                                                    Year Ended March 31,
(In thousands, except per share data)
                                                 2002         2001          2000         1999         1998
                                               ---------    ---------    ---------    ---------    ---------
Consolidated Statements of Operations Data:
Net sales                                      $ 657,493    $ 635,307    $ 393,842    $ 187,381    $ 165,049
Cost of goods sold                               627,457      581,278      363,974      172,219      147,962
                                               ---------    ---------    ---------    ---------    ---------
Gross profit                                      30,036       54,029       29,868       15,162       17,087

Selling, general and administrative expenses      53,351       37,366       21,576       10,955        8,328
Amortization                                       2,152        1,961        1,281          190           54
Goodwill impairment charge                        24,228           --           --           --           --
                                               ---------    ---------    ---------    ---------    ---------
Operating income (loss)                          (49,695)      14,702        7,011        4,017        8,705

Other income (expense) - net                         829          967          (74)        (438)         455
Interest expense                                  (7,077)      (7,550)      (3,588)        (640)        (746)
                                               ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes                (55,943)       8,119        3,349        2,939        8,414

Income tax expense (benefit)                      (1,926)       1,436          698        1,273        3,097
                                               ---------    ---------    ---------    ---------    ---------
Net income (loss)                              $ (54,017)   $   6,683    $   2,651    $   1,666    $   5,317
                                               =========    =========    =========    =========    =========

Net income (loss) per share:
      Basic                                    $   (1.56)   $     .29    $     .23    $     .15    $     .55
      Diluted                                      (1.56)         .25          .15          .12          .49
Weighted average number of common shares
  outstanding(1):
      Basic                                       34,717       23,013       11,503       10,897        9,653
      Diluted                                     34,717       26,943       17,167       14,143       10,874

Other Financial Data:
     Depreciation                              $  18,299    $  12,097    $   7,455    $   3,331    $   1,929
     Capital expenditures                         37,882       42,542       13,415        8,657        8,393

Supplemental Data:
EBITDA(2)                                      $  (4,187)   $  29,727    $  15,673    $   7,100    $  11,143
Net cash (used in) provided by operating
     activities                                     (307)     (54,219)     (20,225)          65       (1,374)
Net cash used in investing activities            (61,203)     (62,684)     (52,611)      (4,989)     (10,126)
Net cash provided by financing activities         67,164      119,512       74,734        2,556       14,661
------------------------------------------------------------------------------------------------------------
                                                                       As of March 31,
                                                 2002         2001          2000         1999         1998
                                               ---------    ---------    ---------    ---------    ---------
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents         $  11,483    $   5,882    $   2,727    $     827    $   3,195
Working capital                                  137,335      131,851       49,649       12,783       12,873
Total assets                                     395,724      349,077      190,451       64,983       61,121
Long-term debt and capital lease obligations
  less current maturities                         74,462       84,873       55,181        7,090        6,340
Total shareholders' equity                       193,397      150,712       22,673       16,555       19,544
Book value per share                           $    5.27    $    5.33    $    1.64    $    1.47    $    1.88
Tangible book value per share(3)               $    4.32    $    4.30    $    0.14    $    1.13    $    1.88
------------------------------------------------------------------------------------------------------------

(1) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net income per share, see Note 1 of the notes to consolidated financial statements.
(2) EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Other companies may compute EBITDA in a different manner.
(3)  Tangible book value is total shareholder equity minus goodwill.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PEMSTAR Inc.

You should read the following discussion in conjunction with the "Selected Financial Data" section of this report and our consolidated financial statements and notes to those statements included elsewhere in this report. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements.

OVERVIEW

We are a provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial, medical equipment and defense markets. We provide these manufacturers with a comprehensive range of engineering, manufacturing and fulfillment services on a global basis through 19 facilities strategically located in North America, South America, Asia and Europe. Our comprehensive service offerings support our customers' products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

PEMSTAR was founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM's Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains one of our major customers. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of new facilities in Austin, Texas; Guadalajara, Mexico; Tianjin, China; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; Taunton, Massachusetts; Mountain View, California; and Chaska, Minnesota. These growth initiatives have given us:

     o expanded geographic presence in established and emerging markets and strengthened our presence in target markets;
     o enhanced product and service offerings while allowing us to offer cost-effective manufacturing and engineering capabilities;
     o    access to new customers; and
     o specialized test and process equipment design, manufacturing and service capabilities.

Our sales are generally derived from master supply and manufacturing agreements, with current demand evidenced by purchase orders, or from specific purchase orders for discrete projects. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our sales from engineering services, which includes process test and automation equipment production and prototype development, represent an increasingly significant proportion of net sales, accounting for 16.3%, 7.2% and 5.6% of our total net sales in fiscal 2002, 2001 and 2000, respectively. The purchase of Pacific Consultants in fiscal 2002 contributed to this growth. Manufacturing services accounted for 83.7%, 92.8% and 94.4% of our total net sales in fiscal 2002, 2001, and 2000, respectively.

Our cost of goods sold includes the cost of components and materials, labor costs and manufacturing overhead. The procurement of raw materials and components requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of these items. Our production volumes are based on purchase orders for the delivery of products. These orders typically do not commit firm production schedules for more than 30 to 90 days in advance. We work to minimize the risk of obsolete inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. To the extent our orders of materials and components for specific jobs exceed products ultimately delivered to our customers and they are not held fully responsible for our excess inventory, due to their financial condition or business relationship considerations, we may incur a charge for inventory obsolescence for the excess inventory. We believe we are largely protected from the risk of inventory price increases, because we generally can pass these costs through to our customers.

Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, non-manufacturing labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve, while, during periods of lower capacity utilization, our gross margins and operating margins generally decline. We have expanded production facilities, which became available in fiscal 2002, and have incurred, substantial selling, general and administrative expenses to develop a worldwide sales infrastructure and to implement industry-leading customer and materials management information technology systems. As a result, we have developed an infrastructure that will support substantially higher levels of sales than our current net sales.

RESULTS OF OPERATIONS

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

                                                        Year Ended March 31,
                                                     2002        2001      2000
                                                     -----       -----     -----
      Net sales ..................................   100.0 %     100.0 %   100.0 %
      Cost of goods sold .........................    95.4 %      91.5 %    92.4 %
                                                     -----       -----     -----
      Gross profit ...............................     4.6 %       8.5 %     7.6 %

      Selling, general and administrative expenses     8.1 %       5.9 %     5.5 %
      Amortization ...............................      .3 %        .3 %      .3 %
      Goodwill impairment charge .................     3.7 %         - %       - %
                                                     -----       -----     -----
      Operating income (loss) ....................    (7.5)%       2.3 %     1.8 %

      Other income (expense) - net ...............      .1 %        .2 %     (.0)%
      Interest expense ...........................    (1.1)%      (1.2)%     (.9)%
                                                     -----       -----     -----
      Income (loss) before income taxes ..........    (8.5)%       1.3 %      .9 %

      Income tax expense (benefit) ...............     (.3)%        .2 %      .2 %
                                                     -----       -----     -----
      Net (loss) income ..........................    (8.2)%       1.1 %      .7 %
                                                     =====       =====     =====

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Net sales - Our net sales for fiscal 2002 increased $22.2 million, or 3.5%, to $657.5 million from $635.3 million in fiscal 2001. This increase resulted from the acquisitions of US Assemblies New England, Inc., Pacific Consultants LLC, and MTS Systems' Chaska operations, which accounted for $35.1 million of additional revenue in fiscal 2002. After eliminating the effects of acquisitions, our net sales decreased $12.9 million in fiscal 2002. This sales decrease is attributable to reduced sales to communications customers offset, in part, by sales increases with existing and new customers in our computer, storage, industrial and medical markets. Net sales to communication customers for fiscal 2002 decreased to 44.5% compared to 53.3% in fiscal 2001. The Company's five largest customers for fiscal 2002 accounted for approximately 51% of net sales, two of which exceeded 10% of net sales.

Gross profit - Our gross profit decreased $24 million in fiscal 2002 to $30.0 million, from $54.0 million in fiscal 2001. This decrease was due, in part, to the sales decline at facilities operated for the full prior fiscal year and changes in sales mix including less sales from higher gross profit communication customers. Expansion of facilities during fiscal 2002 added fixed costs of $14.3 million for those facilities that were in operation in fiscal 2001. We also incurred inventory write-downs of $5.4 million in the current year for excess inventory due to reduced customer orders below anticipated levels and order cancellations. In addition, gross profit decreased due to transitional operating costs associated with shifting certain manufacturing programs from higher to lower cost facilities, start-up costs associated with new customers and severance costs resulting from reductions in workforce. The gross profit declines were offset by $6.0 million of gross profit from sales at acquired companies and facilities not in operation for the full fiscal year 2001. The facilities and other infrastructure developed to support higher levels of net sales will continue to be an operating issue as we enter fiscal 2003 and is being addressed with restructuring actions to reduce cash expenditures in fiscal 2003.

Selling, general and administrative expenses - Our selling, general and administrative expenses increased $16.0 million to $53.4 million (8.1% of net sales) in fiscal 2002 from $37.4 million (5.9% of net sales) in fiscal 2001. A significant factor in this increase was the uncertain collection of accounts receivable from emerging companies and customers in bankruptcy, which accounted for a charge for accounts receivable of $8.2 million in fiscal 2002. Many of these customers also contributed to the inventory charges noted above. Other increases to selling, general, and administrative expenses were primarily related to additional expenses of acquired businesses of $4.5 million and increased costs of information technology infrastructure and software of $2.2 million.

Amortization - Amortization of goodwill increased $0.2 million to $2.2 million in fiscal 2002 from $2.0 million in fiscal 2001, primarily as a result of amortization of goodwill arising out of our acquisition of US Assemblies New England, Inc. In addition, fiscal 2002 benefited as a result of no amortization of goodwill for the Pacific Consultants LLC and MTS Systems' Chaska operation acquisitions completed after July 1, 2001, as required by the newly issued SFAS No. 142, "Goodwill and Other Intangible Assets".

In fiscal 2002, we recognized goodwill impairment charges of $24.2 million related to our acquired facilities in Almelo, The Netherlands, San Jose, California and Taunton, Massachusetts. These charges are the conclusion from our analyses of the expected future cash flows in response to the reduced sales volumes experienced in fiscal 2002 in these locations.

Other income (expense) - Other income, was $0.8 million in fiscal 2002 compared to other income of $1.0 million in fiscal 2001. This change in other income was primarily a result of lower gains on sales of fixed assets offset by higher currency gains in certain foreign locations.

Interest expense - Interest expense decreased $0.5 million to $7.1 million in fiscal 2002 from $7.6 million in fiscal 2001. This decrease reflects reduced overall interest rates on our variable line of credit.

Income tax (benefit) expense - The income tax benefit was $1.9 million in fiscal 2002 compared to a tax expense of $1.4 million in fiscal 2001. The benefit for fiscal 2002 was created as a result of the current year recognition of the available refund of previously paid taxes from the carryback of the fiscal 2002 United States tax loss to prior years. This benefit is offset, in part, by recorded valuation allowances for previously recognized deferred tax assets in certain tax jurisdictions. The United States carryback benefit was increased by $3.8 million as a result of the recent tax law changes, which extended the carryback period for the operating losses to five years. The fiscal 2002 benefits contrast with the fiscal 2001 expense at low rates resulting from profits located in primarily low tax non-United States jurisdictions.

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

Other income (expense) - In fiscal 2001, we had other income of $1.0 million as compared to other expense of $0.1 million in fiscal 2000. This change in other income was primarily a result of currency gains in certain foreign locations and gains from sales of fixed assets.

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

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations from the proceeds of bank debt, private and public offerings of equity and convertible debt, cash generated from operations and lease financing of capital equipment. Our principal uses of cash have been to finance working capital, acquisitions, expanded operations, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

Net cash used in operating activities for fiscal 2002, 2001, and 2000 was $0.3 million, $54.2 million and $20.2 million, respectively. Net cash used in operating activities decreased in fiscal 2002 primarily as a result of decreased working capital needs to fund accounts receivable and inventory due to the slower sales growth in fiscal 2002.

Net cash used in investing activities for fiscal 2002, 2001, and 2000 was $61.2 million, $62.7 million, and $52.6 million, respectively. In fiscal 2002, our cash used in investing activities consisted of $24.4 million used primarily in the acquisitions of US Assemblies New England, Inc., Pacific Consultants LLC, and MTS Systems Chaska operations and $37.9 million used for capital expenditures. Capital expenditures decreased in fiscal 2002 by $4.6 million as compared to the prior fiscal year. Capital expenditures were principally used for buildings, clean room facilities set-up, printed circuit board assembly equipment, and information technology equipment and upgrades across several of our facilities. We estimate capital expenditures in fiscal 2003 will decrease to approximately $12 million.

Net cash provided by financing activities for fiscal 2002, 2001, and 2000 was $67.1 million, $119.5 million, and $74.7 million respectively. Our principal sources of cash from financing activities in fiscal 2002 included proceeds of approximately $79.4 million from our secondary offering of common stock offset by a net decrease in long-term borrowings of $5.9 million. Net cash provided by financing activities for fiscal 2001 consisted primarily of proceeds from our initial public offering and net increase in long-term borrowings.

As of March 31, 2002, we had unrestricted cash of $11.5 million and total borrowings, including capitalized lease obligations, of approximately $99.3 million. Of these borrowings, we had approximately $61.7 million outstanding under our IBM Credit Corporation credit facility and $0.2 million outstanding our US Bank revolving credit facility. Effective March 31, 2002 IBM Credit lowered the available borrowings under its facility from $80 million to $65 million and US Bank lowered the available borrowings under its facility from $30 million to $15 million. Borrowings under our two U.S. credit facilities are limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of accounts receivable and inventory balances, which limits and may restrict our ability to access the full amount of available borrowings. We also have a $3.2 million credit facility serving our Netherlands operations. As of March 31, 2002, we had $0.5 million outstanding under our Netherlands credit facility. Each credit facility bears interest on outstanding borrowings at variable interest rates, which as of March 31, 2002, were 6.4% for the IBM facility, 5.8% for the US Bank facility, and 5.5% for the Netherlands facility. As of March 31, 2002, we had an aggregate of $4.2 million of additional borrowing availability under our credit facilities. Our IBM credit facility matures in September 2003 and our US Bank credit facility matures in June 2004. We have reached agreement on lending facilities, including a revolving credit line and term note, for our Thailand operation with Thai Farmers Bank for approximately $7 million to be immediately available from the term note.

All of these credit facilities are secured by substantially all of our assets. We are required to meet different financial covenants under these facilities, including the ratio of net income to net sales, the ratio of our liabilities to tangible net worth, the ratio of our current assets to current liabilities, and fixed charge coverage ratios specific to each agreement. One agreement tests the ratio of our earnings before net interest expense, income taxes, depreciation and amortization, or EBITDA, less unfinanced expenditures, to our principal and interest payments. The other tests the ratio of EBITDA to the sum of our principal and interest, capital expenditures and tax expense. On March 31, 2002, we were in compliance with all covenants. On April 30, 2002, and May 31, 2002, we were not in compliance with our tangible net worth covenant under our US Bank credit facility, which if not cured or waived, could have resulted in an event of default. We have obtained a one-time waiver of our compliance with this tangible net worth ratio covenant from US Bank. Covenants on our U.S. credit facilities have been reset to encompass current expectations of business trends over the remainder of the commitments. Aggregate borrowing capacity and the borrowing base calculation formulas of the arrangements remain unchanged from previous amendments of such facilities.

In addition to our credit facilities, we had other debt obligations totaling $36.9 million as of March 31, 2002. See Notes 7 and 10 to our consolidated financial statements. At March 31, 2002, we were not in compliance with one covenant in our capital lease facility with Bank of America. Waiver of this non-compliance has been obtained, but will result in the $7.9 million balance at March 31, 2002, being fully paid off in July 2002.

On May 3, 2002 we announced a definitive agreement with two institutional investors for the private placement of up to $50 million of our 6 1/2 percent convertible notes with attached warrants to purchase common stock. Forty million dollars of convertible notes may be funded in a series of installments over the next several months, subject to maintenance of a minimum conversion price. The remaining $10 million of convertible notes may be purchased at the option of investors at a fixed conversion price. The initial installment of $5 million was funded on May 10, 2002, with a conversion price of $2.28, determined from market prices following this funding date. This price is below the minimum conversion price for additional funding amounts. There can be no guarantee we will obtain the additional $45 million of convertible notes from the private placement.

Our continued viability depends on our ability to generate additional cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We believe that as a result of the restructuring actions we have taken in fiscal 2003 to reduce cash expenditures, the efforts we continue to make to increase revenues from continuing customers, as well as efforts to generate new customers in various industry sectors, the renegotiated covenants we have obtained under our revolving credit facilities, as well as the new agreements we have reached to provide additional borrowing capacity, we have sufficient cash flow to meet our needs for fiscal 2003. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we will be required to secure additional financing from lenders or sell additional securities.

We regularly review acquisition and additional facilities expansion or joint venture opportunities, as well as major new program opportunities with new or existing customers, any of which may require us to sell additional equity or secure additional financing in order to fund the requirement. The sale of additional equity could result in additional dilution to our shareholders. We cannot be assured that financing arrangements will be available in amounts or on terms acceptable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2002, we had total borrowings of $63.0 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings, which bear interest at variable rates, would cause us to incur a change in interest expense of approximately $630,000 on an annual basis.

Foreign Currency Exchange Risk

Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Singapore and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2002, sales denominated in Euros totaled $47.5 million, sales denominated in Singapore dollars totaled $31.9 million and sales denominated in Chinese renminbi totaled $73.5 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2002 and 2001 levels relative to each of the currencies in which our revenues and expenses are denominated would result in a decrease in operating income of approximately $334,000 and $379,000, respectively, for the fiscal years ended March 31, 2002 and 2001.

For the fiscal years ended March 31, 2002 and 2001, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate was $44.8 million and $43.7 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rate amounts to $4.1 million and $4.0, respectively. Actual amounts may differ.

We currently do not hedge our exposure to foreign currency exchange rate fluctuations, however, we may hedge such exposures in the future.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in the inflation rate.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, " Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new standards the pooling of interest method is eliminated, the purchase method of accounting on all business combinations completed after June 30, 2001 is required and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based on its fair value, with a transitional impairment test, required to be completed by the end of the second quarter of fiscal 2003. Any impairment charge resulting from the transitional impairment test will be reflected as a cumulative effect of a change in accounting principle. SFAS No. 142 was adopted by us as of April 1, 2002. Prior to adopting this standard, we evaluated our goodwill under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As a result of this evaluation, we recorded goodwill impairment of $24.2 million in fiscal 2002. We currently evaluating whether any additional write-downs in goodwill may be required as a result of implementing the new accounting standard. Application of these standards had or will have the following impact on our consolidated financial statements:

     o Goodwill recorded on acquisitions subsequent to June 30, 2001 of $17.3 million in connection with Pacific Consultants LLC and $1.3 million in connection with MTS Systems Corporation is not being amortized.

     o Application of the non-amortization provisions of goodwill is expected to result in an annual increase of earnings of approximately $0.8 million in connection with acquisitions consummated prior to June 30, 2001 for which amortization had previously been recorded.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of a business. The adoption of this pronouncement is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and adjustments, including those related to returns, bad debts, inventories, intangible assets, income taxes, restructuring costs, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Bad Debt - We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory - We value our inventory on a first-in, first-out basis at the lower of cost or estimated market value. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimate forecast of product demand, production requirements and our ability to sell back excess inventory requirements to our customers. If assumptions change, additions changes, additional write-downs may be required.

Goodwill and Intangible Impairment - In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These cash flow estimates take into account current customer volumes and the expectation of new or renewal projects, historic gross margins, historic working capital parameters and planned capital expenditures. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Effective April, 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", and we will analyze our goodwill for impairment issues in fiscal 2003. We will be required to perform this analysis on an annual basis going forward. During the year ended March 31, 2002, we recorded $24.2 million in impairment losses related to goodwill and other intangible assets.

Income Taxes - In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. During the year ended March 31, 2002, we recorded $27.0 million of valuation allowances related to our net deferred tax assets as of March 31, 2002.

CONSOLIDATED BALANCE SHEETS
PEMSTAR Inc.

(In thousands, except per share data)                              March 31,    March 31,
                                                                     2002         2001
                                                                   ---------    ---------
Assets
Current assets:
     Cash and cash equivalents                                     $  11,483    $   5,882
     Restricted cash                                                   1,423          459
     Accounts receivable, net                                        122,752      106,510
     Recoverable income taxes                                          3,873           --
     Inventories, net                                                 92,929      113,421
     Unbilled services                                                16,356        9,734
     Deferred income taxes                                                45        1,322
     Prepaid expenses and other                                        8,507        5,838
                                                                   ---------    ---------
Total current assets                                                 257,368      243,166

Property, plant and equipment, net                                    99,108       73,806

Goodwill, net                                                         34,678       29,164
Deferred income taxes                                                  1,111          893
Other assets                                                           3,459        2,048
                                                                   ---------    ---------

Total assets                                                       $ 395,724    $ 349,077
                                                                   =========    =========

Liabilities and shareholders' equity Current liabilities:
     Bank overdrafts                                               $      --    $  13,443
     Accounts payable                                                 79,410       70,791
     Accrued expenses and other                                       15,738       12,762
     Income taxes payable                                                 21        1,197
     Current maturities of long-term debt                             13,999        9,041
     Current maturities of capital lease obligations                  10,865        4,081
                                                                   ---------    ---------
Total current liabilities                                            120,033      111,315

Long-term debt, less current maturities                               71,340       75,136
Capital lease obligations, less current maturities                     3,122        9,737
Other liabilities and deferred credits                                 7,832        2,177

Shareholders' equity:
    Common stock, par value $0.01, 150,000 shares authorized;
       shares issued and outstanding; 2002 - 36,701 shares;
       2001 - 28,294 shares                                              367          283
    Additional paid-in capital                                       232,233      137,139
    Accumulated other comprehensive loss                              (2,131)      (2,299)
    Retained (deficit) earnings                                      (36,164)      17,853
    Loans to shareholders                                               (908)      (2,264)
                                                                   ---------    ---------
         Total shareholders' equity                                  193,397      150,712
                                                                   ---------    ---------

Total liabilities and shareholders' equity                         $ 395,724    $ 349,077
                                                                   =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
PEMSTAR Inc.

(In thousands, except per share data)                Year Ended March 31,
                                                  2002        2001         2000
                                               ---------    ---------    ---------
Net sales                                      $ 657,493    $ 635,307    $ 393,842
Costs of goods sold                              627,457      581,278      363,974
                                               ---------    ---------    ---------
Gross profit                                      30,036       54,029       29,868

Selling, general and administrative expenses      53,351       37,366       21,576
Amortization                                       2,152        1,961        1,281
Goodwill impairment charge                        24,228           --           --
                                               ---------    ---------    ---------
Operating (loss) income                          (49,695)      14,702        7,011

Other income (expense) - net                         829          967          (74)
Interest expense                                  (7,077)      (7,550)      (3,588)
                                               ---------    ---------    ---------
(Loss) income before income taxes                (55,943)       8,119        3,349

Income tax (benefit) expense                      (1,926)       1,436          698
                                               ---------    ---------    ---------
Net (loss) income                              $ (54,017)   $   6,683    $   2,651
                                               =========    =========    =========

Net (loss) income per common share:
     Basic                                     $   (1.56)   $    0.29    $    0.23
     Diluted                                       (1.56)        0.25         0.15

Shares used in computing net (loss) income
   per common share:
     Basic                                        34,717       23,013       11,503
     Diluted                                      34,717       26,943       17,167

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
PEMSTAR Inc.

(In thousands)                                                    Accumulated
                                   Common Stock       Additional    Other       Retained
                                 -------------------    Paid in  Comprehensive  Earnings     Loans to
                                 Shares      Amount     Capital      Loss       (Deficit)  Shareholders     Total
                                 ------    ---------  ---------- -------------  ---------  ------------   ---------
Balance, March 31, 1999          11,270    $     113   $   7,949   $     (32)   $   8,525    $      --    $  16,555
Issuance of common stock in
    employee stock programs       1,565           15       2,410          --           --       (1,855)         570
Issuance of common stock            985           10       4,913          --           --       (1,403)       3,520
Repurchase of common stock           (1)          --          --          --           (6)          --           (6)
Comprehensive income:
    Net income                       --           --          --          --        2,651           --        2,651
    Foreign currency
      translation adjustment         --           --          --        (740)          --           --         (740)
                                                                                                          ---------
    Comprehensive income             --           --          --          --           --           --        1,911
Other                                --           --         123          --           --           --          123
                                 ------    ---------   ---------   ---------    ---------    ---------    ---------
Balance, March 31, 2000          13,819          138      15,395        (772)      11,170       (3,258)      22,673
Issuance of common stock in
    employee stock programs         449            4       1,437          --           --         (200)       1,241
Payments on loans to
    shareholders                     --           --          --          --           --        1,194        1,194
Issuance of common stock          9,316           94      93,805          --           --           --       93,899
Conversion of redeemable stock    4,710           47      26,502          --           --           --       26,549
Comprehensive income:
    Net income                       --           --          --          --        6,683           --        6,683
    Foreign currency
        translation adjustment       --           --          --      (1,527)          --           --       (1,527)
                                                                                                          ---------
    Comprehensive income             --           --          --          --           --           --        5,156
                                 ------    ---------   ---------   ---------    ---------    ---------    ---------
Balance, March 31, 2001          28,294          283     137,139      (2,299)      17,853       (2,264)     150,712
Issuance of common stock in
    employee stock programs       1,271           12       5,782          --           --         (108)       5,686
Payments on loans to
    shareholders                     --           --          --          --           --        1,464        1,464
Issuance of common stock          6,275           63      79,321          --           --           --       79,384
Issuance of common stock
    in connection with
    business acquisitions           861            9       9,991          --           --           --       10,000
Comprehensive (loss) income:
    Net loss                         --           --          --          --      (54,017)          --      (54,017)
    Foreign currency
      translation adjustment         --           --          --         168           --           --          168
                                                                                                          ---------
    Comprehensive loss               --           --          --          --           --           --      (53,849)
                                 ------    ---------   ---------   ---------    ---------    ---------    ---------
Balance, March 31, 2002          36,701    $     367   $ 232,233   $  (2,131)   $ (36,164)   $    (908)   $ 193,397
                                 ======    =========   =========   =========    =========    =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PEMSTAR Inc.

                                                                         Year ended March 31,
(In thousands)                                                     2002          2001        2000
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
     Net (loss) income                                           $ (54,017)   $   6,683    $   2,651
     Adjustments to reconcile net (loss) income to net
          cash used in operating activities:
          Depreciation                                              18,299       12,097        7,455
          Amortization                                               3,085        1,961        1,281
          Goodwill impairment charge                                24,228           --           --
          Deferred income taxes                                      1,059         (146)      (2,179)
          Gain on sale of property, plant and equipment                (49)        (417)         (42)
          Issuance of stock options for services                        --           --          150
          Other deferred credits                                      (356)        (292)        (571)
          Change in operating assets and liabilities:
               Accounts receivable                                 (12,596)     (41,563)     (23,828)
               Inventories                                          24,986      (43,222)     (22,962)
               Recoverable income taxes                             (3,873)          --        1,889
               Unbilled services                                    (6,622)      (7,804)         698
               Prepaid expenses and other                           (2,318)      (4,816)      (1,041)
               Accounts payable                                      7,554       21,149       15,404
               Accrued expenses and other                              313        2,151          870
                                                                 ---------    ---------    ---------
                    Net cash used in operating activities             (307)     (54,219)     (20,225)
Cash flows used in investing activities:
     (Increase) decrease in restricted cash                         (1,090)          10          155
     Business acquisitions, net of cash acquired                   (24,361)     (21,225)     (39,473)
     Proceeds from sale of property, plant and equipment             2,178        1,073          122
     Purchases of property, plant and equipment                    (37,930)     (42,542)     (13,415)
                                                                 ---------    ---------    ---------
                    Net cash used in investing activities          (61,203)     (62,684)     (52,611)
Cash flows from financing activities:
     Bank overdrafts                                               (13,504)       3,242        8,569
     Proceeds from common stock sales                               79,384       93,899           --
     Proceeds from employee stock sales                              5,686        1,241          802
     Payments on loans to shareholders                               1,464        1,194           --
     Repurchase of common stock                                         --           --           (6)
     Proceeds from private placement offering                           --           --       18,000
     Proceeds from grants                                              550           --           --
     Proceeds from sale and leaseback                                  911        4,060           --
     Principal payments on long-term borrowings                    (60,072)     (94,457)      (4,645)
     Proceeds from long-term borrowings                             54,156      110,968       52,892
     Debt placement costs                                           (1,411)        (635)        (878)
                                                                 ---------    ---------    ---------
                    Net cash provided by financing activities       67,164      119,512       74,734

Effect of exchange rate changes on cash                                (53)         546            2
                                                                 ---------    ---------    ---------
                    Net increase in cash and cash equivalents        5,601        3,155        1,900
Cash and cash equivalents:
     Beginning of year                                               5,882        2,727          827
                                                                 ---------    ---------    ---------
     End of year                                                 $  11,483    $   5,882    $   2,727
                                                                 =========    =========    =========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PEMSTAR Inc.

(In thousands, except per share data)

Note 1.  Nature of Business and Significant Accounting Policies

Business - PEMSTAR Inc. (the "Company) is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

Principles of consolidation - The accompanying financial statements include the accounts of the Company, its majority-owned subsidiaries and the Company's share of net earnings or losses of 50 percent or less owned companies accounted for using the equity method. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition - Revenue from the sales of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company's premises at the request of the customer, when title to and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. Such services provided under fixed price contracts are accounted for using the percentage of completion method as outlined in SOP 81-1, "Accounting for Performance of Contract-Type and Certain Production-Type Contracts". Revenue recognized in excess of billed amounts under fixed price contracts or unbilled engineering services is classified as unbilled services in the balance sheet.

Cash and cash equivalents - The Company considers all highly liquid debt securities purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost which approximates market value.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                                          Number of
                                                            Years
                                                          ---------
     Buildings and improvements ........................   4 to 40
     Machinery and equipment ...........................   4 to 7
     Furniture and fixtures ............................   2 to 10
     Computer hardware and software ....................   4

Amortization of assets acquired under capital leases is included with depreciation expense.

Goodwill - Goodwill associated with acquisitions prior to June 30, 2001 is being amortized over 20 years using the straight-line method. In accordance with Statements of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill acquired after June 30, 2001 is not amortized but is tested annually for impairment. In accordance with SFAS No.142, amortization of goodwill associated with acquisitions prior to June 30, 2001 will be discontinued after March 31, 2002. After March 31, 2002 this goodwill will be tested annually for impairment. Amortization of goodwill in 2002 and 2001 was $2,152 and $1,392, respectively.

Long-lived assets - The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Estimated warranty claim - The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a three-month period after the sale. Based upon historical experience, the accrual for warranty claims is not material at March 31, 2002 and 2001.

Foreign currency - For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Comprehensive income (loss) reflects the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income
(loss) adjusted for foreign currency translation adjustments.

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

Research and development - Research and development costs are expensed when incurred and totaled $1,015, $489 and $410 for the years ended March 31, 2002, 2001, and 2000, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-based compensation - The Company has adopted the pro-forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and accordingly, accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on the date stock options are granted only if the current fair market value of the underlying stock exceeds the exercise price of the option.

Net income (loss) per common share - The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income (loss) per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net income (loss) per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 14 and convertible preferred stock as discussed in Note 12). The following table reflects the components of common shares outstanding in accordance with SFAS No. 128:

                                                          Year ended March 31,
                                                         2002     2001     2000
                                                        ------   ------   ------
   Weighted average common shares outstanding - basic 34,717 23,013 11,503 Effect of dilutive securities:
        Preferred stock conversion ..................       --    1,677    4,144
        Stock options ...............................       --    2,253    1,520
                                                        ------   ------   ------
   Shares used in computing net income
        (loss) per common share - diluted ...........   34,717   26,943   17,167
                                                        ======   ======   ======

New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new standards the pooling of interest method is eliminated, the purchase method of accounting on all business combinations completed after June 30, 2001 is required and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based on its fair value. Any impairment charge resulting from the transitional impairment test will be reflected as a cumulative effect of a change in accounting principle. SFAS No. 142 was adopted by the Company as of April 1, 2002. Prior to adopting this standard, the Company evaluated its goodwill under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As a result of this evaluation, the Company recorded a goodwill impairment charge of $24,228 in fiscal 2002. The Company is currently evaluating whether any additional write-downs in goodwill may be required as a result of implementing the new accounting standard. Application of these standards had or will have the following impact on the Company's consolidated financial statements:

     o Goodwill recorded on acquisitions subsequent to June 30, 2001 of $17,356 in connection with Pacific Consultants LLC and $1,257 in connection with MTS Systems Corporation is not being amortized.

     o Application of the non-amortization provisions of goodwill is expected to result in an annual increase of earnings of approximately $840 in connection with acquisitions consummated prior to June 30, 2001 for which amortization had previously been recorded.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of a business. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Reclassification - Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no impact on previously reported net income or shareholders' equity.

Note 2.  Acquisitions

In June 1999, the Company acquired Quadrus, Inc., a division of Bell Microproducts, Inc. Quadrus is a provider of electronic manufacturing services to original equipment manufacturers. The purchase price of $34,966 was funded through the issuance of Series B preferred stock in the aggregate amount of $18,000 to certain of the Company's existing investors, with the remaining amount funded by borrowing under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $12,346 had been recorded as goodwill prior to the remaining unamortized balance of $10,603 being written off in March 2002 as a result of the Company's analysis of impairment.

In August 2000, the Company acquired Turtle Mountain Corporation. Turtle Mountain is an electronics manufacturing service provider for commercial and military customers. The purchase price of $20,638, including liabilities assumed, was funded with proceeds of a term loan of $9,500 with the remainder borrowed under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $9,680 has been recorded as goodwill and is being amortized over an estimated useful life of 20 years. In September 2001, in connection with the terms of the purchase agreement, the Company was required to pay additional contingent consideration, which had the effect of increasing the purchase price and goodwill by $750.

In May 2001, the Company acquired certain assets and assumed certain liabilities of U.S. Assemblies New England, Inc., which operates through an 85,000 square foot facility located in Taunton, Massachusetts. The purchase price of $14,522, including $1,646 of assumed indebtedness was funded under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $11,913 was recorded as goodwill prior to the remaining unamortized balance of $11,367 being written off in March 2002 as a result of the Company's analysis of impairment.

In September 2001, the Company purchased the membership interests and business of Pacific Consultants LLC (a provider of electromechanical design and test consulting services). The initial purchase price was approximately $20,642, including common stock valued at $10,000, cash and costs of $6,792, and cash or common stock of $3,850 payable up to two years from the date of the acquisition. The purchase agreement provides for additional adjustment of the purchase price, payable in cash or common stock, up to an additional $40,000, if earnings targets are met for the acquired business in the two years following the close. The transaction was accounted for as a purchase. The excess of the purchase price over the estimated fair value of net assets acquired of $17,356 was recorded as goodwill, which has not been amortized in accordance with SFAS No. 142.

In November 2001, the Company purchased certain assets from MTS Systems Corporation including equipment located in Chaska, Minnesota. The purchase price of $3,647 was funded under the Company's operating line of credit. The transaction was recorded as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of purchase price over the fair value of net assets acquired of $1,257 was recorded as goodwill and has not been amortized in accordance with SFAS No. 142.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition for acquisitions since adoption of SFAS No. 141, the Pacific Consultants LLP and MTS Systems Corporation transactions.

      Current assets .....................................   $  6,585
      Property, plant and equipment ......................      1,178
      Intangible assets not subject to amortization ......        100
      Goodwill ...........................................     18,613
      Current liabilities ................................     (2,235)
      Noncurrent liabilities .............................       (494)
                                                             --------
      Net assets acquired ................................   $ 23,747
                                                             ========

The following unaudited pro forma combined summary statement of operations for the years ended March 31, 2002, 2001 and 2000 was prepared in accordance with APB No. 16 and assumes the acquisitions had occurred at the beginning of the periods presented. The following pro forma data reflect adjustments for interest expense, amortization of goodwill, where applicable, and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma Consolidated Statements of Operations

                                                       Year Ended March 31,
                                                    2002       2001       2000
                                                  --------   --------   --------
         Net sales .............................. $674,016   $650,904   $436,891
         Net income (loss) ......................  (53,767)     6,944        218

         Net income (loss) per share - basic .... $  (1.55)  $   0.30   $   0.02
         Net income (loss) per share - diluted ..    (1.55)      0.26       0.01

Note 3.  Accounts Receivable

Accounts receivable consists of the following:

                                                               March 31,
                                                            2002        2001
                                                         ---------    ---------
     Accounts receivable .............................   $ 131,476    $ 107,744
     Less allowance for doubtful accounts ............      (8,724)      (1,234)
                                                         ---------    ---------
                                                         $ 122,752    $ 106,510
                                                         =========    =========

Note 4.  Inventories

Inventories consist of the following:
                                                                March 31,
                                                            2002         2001
                                                         ---------    ---------
     Raw materials ...................................   $  85,587    $  94,971
     Work in process .................................       8,763       11,042
     Finished goods ..................................       5,255        9,562
     Less allowance for inventory obsolescence .......      (6,676)      (2,154)
                                                         ---------    ---------
                                                         $  92,929    $ 113,421
                                                         =========    =========

Note 5.  Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:

                                                               March 31,
                                                           2002         2001
                                                         ---------    ---------
     Land ............................................   $   3,027    $   1,812
     Buildings and improvements ......................      27,362       15,860
     Machinery and equipment .........................      73,046       54,150
     Computer hardware and software ..................      24,091       12,360
     Construction in progress ........................      10,113       11,538
                                                         ---------    ---------
                                                           137,639       95,720
     Less accumulated depreciation ...................     (38,531)     (21,914)
                                                         ---------    ---------
                                                         $  99,108    $  73,806
                                                         =========    =========

Note 6.  Goodwill, Net

Goodwill consists of the following:
                                                               March 31,
                                                            2002         2001
                                                         ---------    ---------
     Goodwill .........................................  $  36,538    $  31,570
     Less accumulated amortization ....................     (1,860)      (2,406)
                                                         ---------    ---------
                                                         $  34,678    $  29,164
                                                         =========    =========

Note 7.  Financing Arrangements

Long-term debt consists of the following:

                                                                                     March 31,
                                                                                  2002        2001
                                                                                --------    --------
Domestic revolving credit facilities, interest at prime plus a margin ranging up to 163 basis points or LIBOR plus a margin ranging from 175 to 350
    basis points (6.39% at March 31, 2002 and 8.91% at March 31, 2001) ......   $ 61,947    $ 61,200
Foreign revolving credit facilities, interest rates ranging from 5.36%
    to 5.85% or LIBOR plus a margin of 150 basis points (5.5% at March
    31, 2002 and 7.0% at March 31, 2001) ....................................      3,283       1,597
Note payable, paid in full during fiscal 2002 ...............................         --       8,500
Notes payable bearing interest ranging from 6.8% to 10.8%, due in monthly payments of principal and interest of $145 through September 2003 and $90 through December 2006, with a balloon payment of $790 due October
    2003. The Company has an option to extend the balloon payment for 24
    months. The notes are secured by equipment ..............................      7,662       3,855
Foreign notes payable, interest 2.8% due June 2002 ..........................      6,894       2,742
Bonds payable to the City of Rochester with variable interest rates ranging from 1.85% to 2.10%, interest due monthly. Annual
    principal payments ranging from $155 to $575 are due through June 2018 ..      4,445       4,990
Other .......................................................................      1,108       1,293
                                                                                --------    --------
                                                                                  85,339      84,177
Less current maturities .....................................................    (13,999)     (9,041)
                                                                                --------    --------
                                                                                $ 71,340    $ 75,136
                                                                                ========    ========

Payment of the bonds is secured by irrevocable letters of credit in favor of the trustee in the amount of $5,081 expiring August 2003. The Company is required to maintain letters of credit sufficient to pay all outstanding principal and interest under the bonds. Interest on the bonds is variable and is payable monthly until, at the option of the Company with the consent of US Bank, the rate is fixed (conversion date). In the event the Company exercises its option to convert the interest rate on the bonds from a variable rate to a fixed rate, a remarketing agent, currently FBS Investment Services, Inc., shall determine the fixed rate in accordance with a remarketing agreement. Upon exercise of this option, a mandatory tender shall occur on which date the bonds are called and reissued. Prior to the conversion date, the holders of the bonds may require the trustee to purchase the bonds at a price equal to the principal amount thereof plus accrued interest thereon. Upon presentation for redemption, the remarketing agent will attempt to resell the bonds at a price that is not less than par. Bond sinking funds and proceeds from the bonds, to the extent unused, are reported as restricted cash.

Aggregate maturities of long-term debt are as follows:

       Year ending March 31:
             2003 ..........................................   $13,999
             2004 ..........................................    63,931
             2005 ..........................................     1,421
             2006 ..........................................     1,287
             2007 ..........................................     1,166
             Thereafter ....................................     3,535
                                                               -------
                                                               $85,339
                                                               =======

The Company has Revolving Credit Facilities with IBM Credit Corporation and US Bank totaling $80,000 ($65,000 - " Revolver A" and $15,000 - "Revolver B", respectively) for revolving credit loans and letters of credit which expire on Revolver A - June 2003 and Revolver B - June 2004. Advances under the Revolving Credit Facilities, which are limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or LIBOR plus a margin depending on the ratio of consolidated senior debt to EBITDA. The Company is obligated to pay a monthly fee of

0.25% to 0.375% on the unused portion of the facilities. The Revolving Credit Facilities are collateralized by substantially all domestic non-real estate assets of the Company. The lender for Revolver A is also a major customer of the Company. In addition, the Company has letters of credit totaling $8,907 outstanding as of March 31, 2002. Restricted cash balances of $946 relate to certain letters of credit outstanding at March 31, 2002. The financing arrangements are subject to certain covenants that require the Company to maintain certain financial ratios, including minimum liquidity and debt coverage, and limit investments and cash distributions.

The Company also has separate available lines of credit in certain foreign locations totaling $8,090, due at various dates through March 2003. Advances under these lines of credit bear interest at fixed and variable rates ranging from 2.8% to 5.9% at March 31, 2002. The lines of credit are secured by certain foreign inventory, receivables, fixed assets and corporate guarantee of the Company, in one instance.

Notes payable totaling $869 are subordinated to the Revolving Credit Facilities. These notes require the maintenance of restricted cash balances shown as $477 and $459 in restricted cash and $198 and $240 in other assets at March 31, 2002 and 2001, respectively.

Note 8.  Other Income (Expense) - Net

The other income and expense consists of the following:

                                                    Year Ended March 31,
                                                   2002    2001     2000
                                                   -----   -----    -----

Foreign currency gains .........................   $ 691   $ 507    $ 243
Minority interest in net (income)/loss of
  consolidated subsidiaries.....................      --      84     (191)
Net other income (expense) .....................     138     376     (126)
                                                   -----   -----    -----
                                                   $ 829   $ 967    $ (74)
                                                   =====   =====    =====

Note 9.  Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company's revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

Note 10.  Commitments and Contingencies

The Company has various capital and operating leases which expire on various dates through 2013. Future minimum payments under both capital leases and operating leases are as follows:

                                                       Capital      Operating
      Year Ending March 31,                            Leases        Leases
                                                       -------      --------
          2003 .....................................   $12,219      $ 12,628
          2004 .....................................     2,668        10,077
          2005 .....................................       673         7,874
          2006 .....................................         -         7,055
          2007 .....................................         -         4,226
          Thereafter ...............................         -        10,077
                                                       -------      --------
      Total minimum lease payments .................    15,560      $ 51,937
      Less amount representing interest ............    (1,573)     ========
                                                       -------
      Present value of minimum lease payment .......    13,987
      Less current portion .........................   (10,865)
                                                       -------
                                                       $ 3,122
                                                       =======

Property, plant and equipment includes the following amounts for capitalized leases:

                                                              March 31,
                                                           2002        2001
                                                         --------    --------
     Machinery and equipment .........................   $ 14,154    $ 12,294
     Furniture and fixtures ..........................        649         645
     Computer hardware and software ..................      8,328       5,049
                                                         --------    --------
                                                           23,131      17,988
     Less accumulated depreciation ...................     (6,085)     (3,479)
                                                         --------    --------
                                                         $ 17,046    $ 14,509
                                                         ========    ========


Total rent expense recognized under operating leases for the years ended March 31, 2002, 2001 and 2000 totaled $10,039, $5,175 and $3,027, respectively.

    Note 11.  Income Taxes

Income (loss) before income taxes consisted of the following:

                                                    Year ended March 31,
                                                2002        2001       2000
                                              --------    --------   --------
     Domestic .............................   $(57,885)   $  3,403   $  2,485
     Foreign ..............................      1,942       4,716        864
                                              --------    --------   --------
                                              $(55,943)   $  8,119   $  3,349
                                              ========    ========   ========

The provision for income taxes consisted of the following:

                                                    Year ended March 31,
                                                 2002       2001       2002
                                                -------    -------    -------
     Current:
           Domestic ........................    $(5,638)   $ 2,500    $ 2,378
           Foreign .........................      2,653       (918)       499
                                                -------    -------    -------
                                                 (2,985)     1,582      2,877
     Deferred:
           Domestic ........................      2,418     (1,247)    (1,678)
           Foreign .........................     (1,359)     1,101       (501)
                                                -------    -------    -------
                                                  1,059       (146)    (2,179)
                                                -------    -------    -------
                                                $(1,926)   $ 1,436    $   698
                                                =======    =======    =======

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

                                                    Year ended March 31,
                                                2002        2001        2000
                                              --------    --------    --------
     Computed  "expected" tax rate .........  $(19,021)   $  2,761    $  1,139
     Increase (decrease) in income taxes
        resulting from:
           State taxes, net of credits and
              federal income tax benefit ...    (1,608)        105        (289)
           Benefit of foreign sales/
              extraterritorial income
              exclusion ....................      (291)       (244)         --
           Foreign taxes ...................    (7,896)     (1,284)       (296)
           Valuation allowance .............    26,962          --          --
           Other ...........................       (72)         98         144
                                              --------    --------    --------
                                              $ (1,926)   $  1,436    $    698
                                              ========    ========    ========

A summary of deferred tax assets and liabilities is as follows:

                                                                 March 31,
                                                             2002        2001
                                                           --------    --------
     Deferred tax assets:
           Allowance for doubtful accounts .............   $  2,694    $    456
           Allowance for inventory obsolescence ........      1,667         700
           Goodwill ....................................      7,914          --
           Deferred revenue ............................        886         730
           Domestic net operating losses ...............      5,476          --
           State tax credits ...........................      1,142         866
           Foreign expenses for book purposes ..........      1,539
           Foreign net operating losses ................     11,025       1,002
           Other .......................................        633         557
                                                           --------    --------
        Total deferred tax assets ......................     32,976       4,311
     Deferred tax liabilities:
           Accelerated depreciation ....................     (1,477)       (300)
           Foreign expenses accelerated for tax purposes     (2,878)     (1,611)
           Other .......................................       (503)       (185)
                                                           --------    --------
        Total deferred tax liabilities .................     (4,858)     (2,096)
     Valuation allowance:
           Domestic ....................................    (18,432)         --
           Foreign .....................................     (8,530)         --
                                                           --------    --------
        Total valuation allowance ......................    (26,962)         --
                                                           --------    --------

     Net deferred tax assets ...........................   $  1,156    $  2,215
                                                           ========    ========

No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries, which are intended to be permanently reinvested. The Company has approximately $22,451 of domestic net operating loss carryforwards, which will expire in 2022. Of this $22,451 carryforward total, $8,455 will result in tax benefits that will not reduce tax expense on current earnings, but rather will increase additional paid-in-capital. The Company has approximately $8,123 of foreign net operating loss carryforwards that have an unlimited carryforward period, and foreign net operating loss carryforwards of $25,141 that will expire from 2011 to 2012. The state tax credit carryforwards of $1,730 expire at varying dates through 2016. The foreign tax expense in China was decreased by $231 ($0.02 and $0.01 per share on a basic and diluted basis, respectively) in fiscal 2000 by $480 ($.02 and $.02 per share on a basic and diluted basis, respectively) in fiscal 2001 and by $323 ($.01 and $.01 per share on a basic and diluted basis, respectively) in fiscal year 2002 as a result of the benefit of a tax holiday. This holiday ran at 50% relief of the normal 15% income tax rate through December 31, 2000, and will continue at the 7.5% rate thereafter through December 31, 2002. The foreign tax expense in Singapore was decreased by $774 ($.02 and $.02 per share on a basic and diluted basis, respectively) in fiscal 2002, as the result of the benefit of a tax holiday. This holiday will continue at full relief of the normal 24.5% income tax rate through March 31, 2005.

Note 12.  Mandatory Redeemable and Convertible Preferred Stock

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

Note 13.  Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

                                                       Year Ended March 31,
                                                    2002       2001       2000
                                                  --------   --------   --------
     Net sales:
         Americas ............................    $478,965   $529,907   $318,616
         Asia ................................     128,602     72,982     44,314
         Europe ..............................      49,926     32,418     30,912
                                                  --------   --------   --------
                                                  $657,493   $635,307   $393,842
                                                  ========   ========   ========
     Long-lived assets:
         Americas ............................    $ 94,590   $ 67,018   $ 42,463
         Asia ................................      40,757     33,860     10,421
         Europe ..............................       3,009      5,033      4,124
                                                  --------   --------   --------
                                                  $138,356   $105,911   $ 57,008
                                                  ========   ========   ========

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

Customers that accounted for more that 10% of consolidated net sales are as follows:

                                                    Year Ended March 31,
                                             2002           2001           2000
                                             ----           ----           ----
     Customer A ..........................   24.8%           23.0%         37.0%
     Customer B ..........................   14.0            16.0          15.0
     Customer C ..........................    5.9            11.0           4.8

As of March 31, 2002 and 2001, receivables from these customers represented 38% and 29% of total accounts receivable, respectively.

Note 14.  Shareholders' Equity

In August and September of 2000, the Company sold 9,280 shares in an initial public offering from which the Company received net proceeds of $93,617. In June 2001, the Company sold 6,275 shares in a follow-on public offering from which the Company received net proceeds of $79,384.

The Company has 498 shares of common stock available for grant or sale to board members and employees under incentive stock option and purchase plans approved by shareholders. Current exercisable options are granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a ten-year period.

Grants under stock option plans are accounted for using APB No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under these stock option plans since the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net income would have been reduced to the pro forma amounts reported below.

                                                         Year Ended March 31,
                                                   2002        2001     2000
                                                 --------    -------   -------
      Net income (loss):
          As reported .........................  $(54,017)   $ 6,683   $ 2,651
          Pro forma ...........................   (56,836)     4,207    (4,499)
      Basic earnings (loss) per share:
          As reported .........................  $  (1.56)   $  0.29   $  0.23
          Pro forma ...........................     (1.64)      0.18     (0.39)
      Diluted earnings (loss) per share:
          As reported .........................  $  (1.56)   $  0.25   $  0.15
          Pro forma ...........................     (1.64)      0.16     (0.39)

The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 5.42%, 5.70% and 6.13% for 2002, 2001 and 2000, respectively, volatility factor of expected market price of our common stock of 0.8, 1.4 and 0.5 for 2002, 2001 and 2000, respectively, and expected lives of ten years.

Following is a summary of stock option activity for the fiscal years ended March 31:

                                                                     Year Ended March 31,
                                                     2002                2001              2000
                                               -----------------  -----------------  -----------------
                                                        Weighted           Weighted           Weighted
                                                         Average            Average            Average
                                                        Exercise           Exercise           Exercise
                                               Shares    Price    Shares    Price    Shares    Price
                                               ------   --------  ------   --------  ------   --------
       Outstanding, beginning of year .......   4,419   $ 5.93    3,845    $ 3.91     2,173    $1.40
       Granted ..............................     704    11.30    1,189     11.44     3,269     4.39
       Exercised/forfeited ..................  (1,658)    5.05     (615)     3.96    (1,597)    1.47
                                               ------            ------              ------
       Outstanding, end of year .............   3,465     7.44    4,419      5.93     3,845     3.91
                                               ======            ======              ======
       Exercisable, end of year .............   2,074     5.49    3,081      5.08     3,029     4.18
       Weighted average fair value per
         share of options granted during
         the year ...........................  $ 9.38        -   $10.92         -    $ 2.35        -

At March 31, 2002, the options outstanding have average remaining contractual lives and exercise prices as follows:

          Shares       Average Contractual Life        Exercise Price
          ------       ------------------------        --------------
          1,971               7.1 years                 $0.33 - $5.00
            371               9.3 years                 $5.01 - 10.99
            745               8.3 years                   $11.00
            378               9.2 years                $11.01 - 23.31

As of March 31, 2002 and 2001, the Company had loans outstanding to shareholders in connection with the exercise of stock options for the purchase of 176 shares and 378, respectively. Loans totaling $200, $108 and $600 are due in December, 2002, November, 2003 and March, 2005, respectively, and bear interest at 2.71% to 6.01%. The loans are secured by the shares of common stock purchased for full recourse against the respective shareholder's personal assets.

Note 15.  Employee Benefit Plans

Retirement Plans

The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and/or provide employer contributions based on the Company's performance and other factors. Employer contributions for the years ended March 31, 2002, 2001 and 2000 totaled, $1,366, $1,063 and $413, respectively.

The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2002, the fair value of the plan assets and projected benefit obligations were $3,773 and $3,511, respectively. Expenses associated with this plan totaled $122 and $295 for the years ended March 31, 2002 and 2001, respectively.

Employee Stock Purchase Plan

During 2001, the Company established an employee stock discount purchase plan that provides for the sale of up to 500 shares of the company's stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's common stock at the date of purchase, as defined. During the years ended March 31, 2002 and 2001, 135 and 36 shares of common stock were issued to employees pursuant to this plan. The weighted average fair value of shares sold in 2002 and 2001, was $10.06 and $7.85.

    Note 16.  Supplemental Cash Flow Information

                                                                                    Year Ended March 31,
                                                                                   2002      2001      2000
                                                                                  -------   -------   -------
     Supplemental disclosures for cash flow information:
        Cash payments for:
            Interest ..........................................................   $ 7,234   $ 7,344   $ 3,555
            Income taxes ......................................................     1,812     1,797     1,197
     Supplemental schedule of non-cash investing and financing activities:
        Property and equipment acquired through capital lease agreements ......   $ 5,230   $11,166   $ 2,514
        Purchase of minority interest in consolidated subsidiary through issuance of common stock (acquired 30% and 25% interests by issuing
            783 and 653 shares in August, 1998 and January, 2000,
            respectively) .....................................................        --        --     3,263
        Common stock issued to acquire Pacific Consultants LLC ................    10,000        --        --

Note 17.  Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $49,700 for the year ended March 31, 2002, which included approximately $24,228 as a result of a goodwill impairment charge in the fourth quarter. The Company continues to evaluate its operations and has implemented certain restructuring activities prior to and subsequent to its fiscal year end to improve its operating results. Although the operating loss for fiscal 2002 was not unexpected given the downturn in the economy after September 11, 2001 and the resultant impact on several large customers of the Company in certain industry sectors, the Company's ability to continue to fund it operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital.

The domestic revolving credit facilities require the Company to maintain certain financial covenants for which the Company was not in compliance at December 31, 2001. The Company was successful in obtaining waivers for the violations; however, there is no assurance that such waivers, if needed, will be available from the Company's lenders in the future. The Company, subsequent to year end, has renegotiated its financial covenants pertaining to the revolving credit facilities with the lenders in conjunction with its fiscal 2003 operating plan. The Company's operating plan includes the continued implementation of its restructuring program initiated toward the end of its

2002 fiscal year to further improve the operating performance as well as initiatives to reduce specific cash expenditures related to general and administrative expenses.

The Company is dependent upon achieving certain revenue and expense targets in their fiscal 2003 operating plan. The Company expects to meet its financial projections for the 2003 fiscal year and, if necessary, to continue to secure additional financing from its lenders or sell additional Company equity securities; however, there can be no assurance that such funding can be obtained.

Subsequent to year end, the Company entered in a Securities Purchase Agreement (the Agreement) with two investors under which the Company agreed to sell, in a private placement, up to $50,000 of 6 1/2% convertible senior subordinated notes together with related seven year warrants to purchase shares of the Company's common stock. Each issuance of notes will include warrants which provide for 30% warrant coverage with an exercise price equal to the applicable conversion price of the respective note issuance. In May 2002, the Company advanced $5,000 of notes under the terms of the Agreement with a conversion price of $2.28 and related seven year warrants to purchase 1,000 shares of the Company's common stock at an exercise price of $2.00 per share. Management was also successful in obtaining a credit facility with a foreign bank for borrowings of up to approximately $6,200 in June 2002.

In addition, in June 2002 the Company reached agreement with a customer to recover approximately $10,400 for inventories purchased by the Company under certain customer purchase orders for expected production requirements, which were subsequently revised or cancelled resulting in excess inventory quantities. Under terms of the agreement, the Company will receive payment for these inventories in July 2002.

Management believes that as a result of the restructuring actions it has taken to reduce cash expenditures, the efforts it continues to make to increase revenues from continuing customers as well as successful efforts to generate new customers in various industry sectors, the renegotiated covenants it has obtained under its revolving credit facilities, as well as the new agreements it has reached to provide additional borrowing capacity, it will meet its fiscal 2003 financial plan. Management further believes that the reduction in expense will not have a material adverse impact on its revenue growth.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders.
PEMSTAR Inc.

We have audited the accompanying consolidated balance sheets of PEMSTAR Inc. as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMSTAR Inc. at March 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                       /s/ Ernst & Young LLP

                                       Ernst & Young LLP

Minneapolis, Minnesota
May 13, 2002, except for Note 17,
    as to which the date is June 28, 2002

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
PEMSTAR Inc.

The following table sets forth unaudited quarterly financial information of PEMSTAR for the quarterly periods in fiscal 2002 and 2001. Historically, we have experienced some seasonal variation in net sales, with net sales typically being highest in the quarter ended December 31 and lowest in the quarter ended March
31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This variation may be offset in part by internal growth and acquisitions. This information has been derived from our monthly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The operating results for any previous quarter are not necessarily indicative of results for any future period.

Quarter Ended
(In thousands, except per share    Mar. 31,    Dec. 31,   Sept. 30,   June 30,    Mar. 31,    Dec. 31,     Sept. 30,   June 30,
data)                                2002       2001        2001        2001        2001        2000         2000        2000
Net Sales ......................   $145,686    $171,223   $173,380    $167,204    $184,435    $184,366     $143,902    $122,604
Cost of goods sold .............    147,147     170,202    158,343     151,765     167,728     168,319      132,535     112,696
                                   --------    --------   --------    --------    --------    --------     --------    --------
Gross profit ...................     (1,461)      1,021     15,037      15,439      16,707      16,047       11,367       9,908

Selling, general and
  administrative expenses ......     13,523      19,303     10,395      10,130      11,597      10,187        8,062       7,520
Amortization ...................        636         522        516         478         568         547          503         343
Goodwill impairment charges ....     24,228           -          -           -           -           -            -           -
                                   --------    --------   --------    --------    --------    --------     --------    --------
Operating (loss) income ........    (39,848)    (18,804)     4,126       4,831       4,542       5,313        2,802       2,045

Other income (expense) - net ...       (111)        528        194         217         752         176          275        (236)
Interest expense (benefit) .....     (1,991)     (1,589)    (1,491)     (2,006)     (2,165)     (1,900)      (1,622)     (1,863)
                                   --------    --------   --------    --------    --------    --------     --------    --------
Income (loss) before income taxes   (41,950)    (19,865)     2,829       3,042       3,129       3,589        1,455         (54)
Income tax expense (benefit) ...      5,018      (7,332)      (143)        530         336         954          349        (203)
                                   --------    --------   --------    --------    --------    --------     --------    --------
Net (loss) income ..............   $(46,968)   $(12,533)  $  2,972    $  2,512       2,793    $  2,635     $  1,106    $    149
                                   ========    ========   ========    ========    ========    ========     ========    ========

Net (loss) income per common
  share:
     Basic .....................     $(1.28)    $(0.34)       $0.08      $0.08       $0.10        $0.09       $0.05       $0.01
     Diluted ...................      (1.28)     (0.34)        0.08       0.08        0.09         0.09        0.04        0.01