Form 10-K, Exhibit 13
period 2003-03-31
PEMSTAR INC
filed 2003-07-10
CIK 924829

                                                                    EXHIBIT 13.1

PORTIONS OF THE 2003 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE HEREIN.



                                  PEMSTAR Inc.

                               Annual Report 2003

                                     Part II

FINANCIAL REPORT
PEMSTAR Inc.

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Selected Financial Data.............................................     10

Management's Discussion and Analysis of Financial
 Condition and Results of Operations ...............................     12

Consolidated Balance Sheets.........................................     20

Consolidated Statements of Operations...............................     21

Consolidated Statement of Shareholders' Equity......................     22

Consolidated Statements of Cash Flows...............................     23

Notes to Consolidated Financial Statements..........................     24

Report of Independent Auditors......................................     37

Quarterly Results of Operations.....................................     38

Market for Pemstar's Common Stock and Related Shareholder Matters...     39

SELECTED FINANCIAL DATA

The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

(In thousands, except per share data)                                               Year Ended March 31,
                                                                2003          2002          2001          2000          1999
                                                            -----------   -----------   -----------   -----------   -----------
Consolidated Statements of Operations Data:
Net sales                                                   $   668,175   $   657,493   $   635,307   $   393,842   $   187,381
Cost of goods sold                                              637,074       627,457       581,278       363,974       172,219
                                                            -----------   -----------   -----------   -----------   -----------
Gross profit                                                     31,101        30,036        54,029        29,868        15,162
Selling, general and administrative expenses                     51,076        53,351        37,366        21,576        10,955
Amortization                                                        129         2,152         1,961         1,281           190
Restructuring costs                                               4,249            --            --            --            --
Goodwill impairment charge                                           --        24,228            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------
Operating (loss) income                                         (24,353)      (49,695)       14,702         7,011         4,017

Other income (expense) - net                                        558           829           967           (74)         (438)
Interest expense                                                 (8,870)       (7,077)       (7,550)       (3,588)         (640)
                                                            -----------   -----------   -----------   -----------   -----------
(Loss) income before income taxes and cumulative
 effect of accounting change                                    (32,665)      (55,943)        8,119         3,349         2,939
Income tax expense (benefit)                                        753        (1,926)        1,436           698         1,273
                                                            -----------   -----------   -----------   -----------   -----------
(Loss) income before cumulative effect of
  accounting change                                             (33,418)      (54,017)        6,683         2,651         1,666
Cumulative effect of accounting change /(1)/                     (5,346)           --            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------
Net (loss) income                                           $   (38,764)  $   (54,017)  $     6,683   $     2,651   $     1,666
                                                            ===========   ===========   ===========   ===========   ===========
(Loss) income before cumulative effect of accounting
 change per common share:
   Basic                                                    $      (.90)  $     (1.56)  $       .29   $       .23   $       .15
   Diluted                                                         (.90)        (1.56)          .25           .15           .12
Net (loss) income per common share:
   Basic                                                    $     (1.04)  $     (1.56)  $       .29   $       .23   $       .15
   Diluted                                                        (1.04)        (1.56)          .25           .15           .12
Weighted average number of common shares outstanding/(2)/:
   Basic                                                         37,133        34,717        23,013        11,503        10,897
   Diluted                                                       37,133        34,717        26,943        17,167        14,143

Other Financial Data:
Depreciation                                                $    20,021   $    18,299   $    12,097   $     7,455   $     3,331
Capital expenditures                                             12,555        37,930        42,542        13,415         8,657

Supplemental Data:
EBITDA/(3)/                                                 $    (3,645)  $    (4,187)  $    29,727   $    15,673   $     7,100
Net cash provided by (used in) operating activities              47,311          (307)      (54,219)      (20,225)           65
Net cash used in investing activities                           (15,593)      (61,203)      (62,684)      (52,611)       (4,989)
Net cash (used in) provided by financing activities              (9,946)       67,164       119,512        74,734         2,556
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      As of March 31,
                                                                2003          2002          2001          2000          1999
                                                            -----------   -----------   -----------   -----------   -----------
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents                      $    32,762   $    11,483   $     5,882   $     2,727   $       827
Working capital                                                  98,574       137,335       131,851        49,649        12,783
Total assets                                                    372,062       395,724       349,077       190,451        64,983
Long-term debt and capital lease obligations less
 current maturities                                              68,970        74,462        84,873        55,181         7,090
Total shareholders' equity                                      159,867       193,397       150,712        22,673        16,555
Book value per share                                        $      4.26   $      5.27   $      5.33   $      1.64   $      1.47
Tangible book value per common share /(4)/                  $      3.35   $      4.32   $      4.30   $      0.14   $      1.13
-------------------------------------------------------------------------------------------------------------------------------

<F1>
(1) See Note 1 to the Consolidated Financial Statements under the caption "Goodwill", included herein.
<F2>
(2) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net (loss) income per share, see Note 1 of the notes to consolidated financial statements.
<F3>
(3) EBITDA means net (loss) income before interest expense, income taxes, depreciation and amortization (including any goodwill impairment). EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Other companies may compute EBITDA in a different manner.
<F4>
(4) Tangible book value is total shareholder equity minus goodwill and other intangible assets.

The following table reconciles net (loss) income to EBITDA and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included in this report.

(In thousands)                                                          Year Ended March 31,
EBITDA:                                             2003          2002          2001          2000          1999
                                                -----------   -----------   -----------   -----------   -----------
Net (loss) income                               $   (38,764)  $   (54,017)  $     6,683   $     2,651   $     1,666
Interest expense                                      8,870         7,077         7,550         3,588           640
Income tax expense (benefit)                            753        (1,926)        1,436           698         1,273
Depreciation                                         20,021        18,299        12,097         7,455         3,331
Amortization                                            129         2,152         1,961         1,281           190
Goodwill impairment charge                                         24,228            --            --            --
Cumulative effect of accounting change                5,346            --            --            --            --
                                                -----------   -----------   -----------   -----------   -----------
   Net (loss) income before interest
    expense, income taxes, depreciation and
    amortization (EBITDA)                       $    (3,645)  $    (4,187)  $    29,727   $    15,673   $     7,100
                                                ===========   ===========   ===========   ===========   ===========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PEMSTAR Inc.

You should read the following discussion in conjunction with the "Selected Financial Data" section of this report and our consolidated financial statements and notes to those statements included elsewhere in this report. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statement. See "Cautionary Statements" below.

OVERVIEW

We provide a comprehensive range of global engineering, product design, automation and test, manufacturing and fulfillment services to customers in the communications, computing and data storage, industrial equipment, and medical industries. We provide these services on a global basis through 15 strategic locations in North America, South America, Asia and Europe. These customer solutions support our customers' products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

PEMSTAR was founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM's Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains one of our major customers. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of facilities in Austin, Texas; Guadalajara, Mexico; Tianjin, China; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; Taunton, Massachusetts; Mountain View, California; and Chaska, Minnesota. These growth initiatives have given us:

     . expanded geographic presence in established and emerging markets and strengthened our presence in target industries;
     . enhanced product and service offerings while allowing us to offer cost-effective manufacturing and engineering capabilities;
     .  access to new customers; and
     . specialized product design, automation and test and manufacturing customer solutions.

Our sales are generally derived from master supply and manufacturing agreements, with current demand evidenced by purchase orders, or from specific purchase orders for discrete projects. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our sales from engineering services, which includes process test and automation equipment production and prototype development, accounted for 17.8%, 16.3% and 7.2% of our total net sales in fiscal 2003, 2002 and 2001, respectively. The purchase of Pacific Consultants in fiscal 2002 contributed to this growth. Manufacturing services accounted for 82.2%, 83.7% and 92.8% of our total net sales in fiscal 2003, 2002, and 2001, respectively.

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

Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, indirect manufacturing labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve, while, during periods of lower capacity utilization, our gross margins and operating margins generally decline. Our infrastructure will support substantially higher levels of sales than our current net sales. During fiscal 2003, reduction in production space was made in response to market conditions. We continue to evaluate market conditions and capacity needs.

RESULTS OF OPERATIONS

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

                                                   Year Ended March 31,
                                             2003          2002         2001
                                          ----------    ----------   ---------
Net sales ...............................      100.0%        100.0%      100.0%
Cost of goods sold ......................       95.3%         95.4%       91.5%
                                          ----------    ----------   ---------
Gross profit ............................        4.7%          4.6%        8.5%
Selling, general and administrative
 expenses ...............................        7.6%          8.1%        5.9%
Restructuring ...........................         .7%           --%         --%
Amortization ............................         --%           .3%         .3%
Goodwill impairment charge ..............         --%          3.7%         --%
                                          ----------    ----------   ---------
Operating (loss) income .................       (3.6)%        (7.5)%       2.3%
Other income (expense) - net ............         --%           .1%         .2%
Interest expense ........................       (1.3)%        (1.1)%      (1.2)%
                                          ----------    ----------   ---------
(Loss) income before income taxes and
 cumulative effect of accounting change .       (4.9)%        (8.5)%       1.3%
Income tax expense (benefit) ............         .1%          (.3)%        .2%
                                          ----------    ----------   ---------
(Loss) income before cumulative effect
 of accounting change ...................       (5.0)%        (8.2)%       1.1%
Cumulative effect of accounting change ..        (.8)%          --%         --%
                                          ----------    ----------   ---------
Net (loss) income .......................       (5.8)%        (8.2)%       1.1%
                                          ==========    ==========   =========

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Net sales - Our net sales for fiscal 2003 increased $10.7 million, or 1.6%, to $668.2 million from $657.5 million in fiscal 2002. This increase resulted from increased sales to existing and new customers in the computer and data storage, medical and industrial industries offset, in part, by decreased sales in our communications markets. Over the year, we continued to diversify our revenue base within the industries we serve. Net sales to the medical industry grew 75.1% to 5.9% of sales compared to 3.4% in fiscal 2002. Industrial equipment industry net sales increased 27.1% to 17.5% of sales from 14.0% in fiscal 2002. Net sales to the computer and data storage industry accounted for 39.4% of sales versus 38.1% a year ago. Net sales to communication customers for fiscal 2003 decreased as a percentage of total sales to 37.2% of sales compared to 44.5% in fiscal 2002. This decrease resulted from challenging economic conditions facing the communications industry. The Company's five largest customers for fiscal 2003 accounted for approximately 47% of net sales, two of which exceeded 10% of net sales.

Gross profit - Our gross profit increased $1.1 million in fiscal 2003 to $31.1 million, from $30.0 million in fiscal 2002. This increase was due to cost savings of restructuring actions taken during fiscal 2003 offset, in part, by changes in sales mix including reduced sales volumes from higher gross profit communication customers. We incurred inventory write-downs of $8.1 million in fiscal 2003 versus $5.4 million in fiscal 2002 for excess inventory due to customer bankruptcies, reduced customer orders below anticipated levels and order cancellations as the communications market continued its decline early in our 2003 fiscal year. Over the year, we completed our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities. These actions are realizing cost savings exceeding $3 million per quarter. The facilities and infrastructure developed to support higher levels of net sales will continue to be an operating issue if sales volumes decrease. We will continue to monitor and take necessary actions in order to balance our cost structure to the anticipated level of net sales.

Selling, general and administrative expenses - Our selling, general and administrative expenses decreased $2.3 million to $51.1 million (7.6% of net sales) in fiscal 2003 from $53.4 million (8.1% of net sales) in fiscal 2002. We incurred charges for accounts receivable of $2.2 million in fiscal 2003 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $8.2 million in fiscal 2002. An additional significant factor in this decrease was the restructuring efforts completed in fiscal 2003. These decreases in selling, general, and administrative expenses were partially offset by increased expenses due to the startup of our new operation in Israel in fiscal 2003 and the full year impact of the Chaska operation, which was acquired in the latter part of fiscal 2002. We also incurred an increased level of legal, audit, insurance and information technology and software expenses in fiscal 2003 compared to fiscal 2002.

Restructuring costs - In fiscal 2003, we recognized restructuring costs of $4.2 million related to numerous actions taken to reduce our cost structure. The actions include, but are not limited to, severance costs, consolidation of certain facilities, and write-offs of certain assets and lease commitments.

Amortization - Amortization of goodwill and other intangibles decreased $2.1 million to $0.1 million in fiscal 2003 from $2.2 million in fiscal 2002, primarily as a result of our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". The adoption of this statement resulted in no amortization being taken in fiscal 2003 for new or existing goodwill on the balance sheet, however, it did result in an impairment charge of $5.3 million at the April 1, 2002 transition date for the cumulative effect of a change in accounting principle, which has been reflected in the fiscal 2003 net loss.

Other income (expense) - Other income, net, was $0.6 million in fiscal 2003 compared to other income, net, of $0.8 million in fiscal 2002. This change in other income was primarily a result of lower currency exchange gains in certain foreign locations.

Interest expense - Interest expense increased $1.8 million to $8.9 million in fiscal 2003 from $7.1 million in fiscal 2002. This increase reflects increased interest rates on our variable lines of credit, fees from covenant waiver negotiations and write-offs of loan fees relating to a reduction in total borrowings available under our domestic credit facility.

Income tax expense (benefit) - The income tax expense was $.8 million in fiscal 2003 compared to a tax benefit of $1.9 million in fiscal 2002. The low effective tax rate for fiscal 2003 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands, where the effective tax rate will continue until these operations are profitable as well as the low marginal tax rates on profits located in certain of our international operations. The benefit for fiscal 2002 was created as a result of the recognition of the available refund of previously paid taxes from the carryback of a portion of the fiscal 2002 United States tax loss to prior years.

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

Gross profit - Our gross profit decreased $24 million in fiscal 2002 to $30.0 million, from $54.0 million in fiscal 2001. This decrease was due, in part, to the sales decline at facilities operated for the full prior fiscal year and changes in sales mix including reduced sales volume from higher gross profit communication customers. Expansion of facilities during fiscal 2002 added fixed costs of $14.3 million for those facilities that were in operation in fiscal 2001. We also incurred inventory write-downs of $5.4 million in the current year for excess inventory due to reduced customer orders below anticipated levels and order cancellations. In addition, gross profit decreased due to transitional operating costs associated with shifting certain manufacturing programs from higher to lower cost facilities, start-up costs associated with new customers and severance costs resulting from reductions in workforce.

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

Other income (expense) - Other income, net, was $0.8 million in fiscal 2002 compared to other income, net, of $1.0 million in fiscal 2001. This change in other income was primarily a result of lower gains on sales of fixed assets offset by higher currency gains in certain foreign locations.

Interest expense - Interest expense decreased $0.5 million to $7.1 million in fiscal 2002 from $7.6 million in fiscal 2001. This decrease reflects reduced overall interest rates on our variable line of credit.

Income tax expense (benefit) - The income tax benefit was $1.9 million in fiscal 2002 compared to a tax expense of $1.4 million in fiscal 2001. The benefit for fiscal 2002 was created as a result of the current year recognition of the available refund of previously paid taxes from the carryback of the fiscal 2002 United States tax loss to prior years. This benefit is offset, in part, by recorded valuation allowances for previously recognized deferred tax assets in certain tax jurisdictions. The United States carryback benefit was increased by $3.8 million as a result of the recent tax law changes, which extended the carryback period for the operating losses to five years. The fiscal 2002 benefits contrast with the fiscal 2001 expense at low rates resulting from profits located in primarily low tax non-United States jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations from the proceeds of bank debt, private and public offerings of equity and convertible debt, cash generated from operations and lease financing of capital equipment. Historically, our principal uses of cash have been to fund our working capital needs, business acquisitions, expanded operations, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

Net cash provided by (used in) operating activities for fiscal 2003, 2002, and 2001 was $47.3 million, ($0.3) million and ($54.2) million, respectively. The net cash provided by operating activities increased significantly due to decreased levels of inventories and accounts receivable and increased levels of accounts payables from a focus on the cash cycle. The cash cycle improved from 85 days in fiscal 2002 to 50 days in fiscal 2003 improving our liquidity. In addition, net cash provided by operating activities increased in fiscal 2003 as a result of lower operating losses.

Net cash used in investing activities for fiscal 2003, 2002, and 2001 was $15.6 million, $61.2 million, and $62.7 million, respectively. In fiscal 2003, our cash used in investing activities included $4.4 million used to pay additional purchase price for Pacific Consultants LLC, due after the first anniversary of the purchase. The original purchase agreement provides for additional purchase price, payable in cash or common stock, of up to $40 million if earnings targets are met for the acquired business in the two years following the close, which will be recognized as additional goodwill. Capital expenditures were $12.6 million in fiscal 2003 or a decrease of $25.4 million as compared to the prior fiscal year. Capital expenditures were principally used for upgrades in certain facilities for manufacturing machinery and equipment and information technology equipment.

Net cash (used in) provided by financing activities for fiscal 2003, 2002, and 2001 was ($9.9) million, $67.1 million, and $119.5 million respectively. Our principal use of cash in financing activities in fiscal 2003 included a net decrease of long-term borrowings of $18.7 million offset by proceeds from the sale and leaseback of equipment of $1.7 million and our worldwide headquarters facility in Rochester, MN of $5.8 million.

As of March 31, 2003, we had unrestricted cash of $32.8 million and total borrowings, including capitalized lease obligations, of approximately $96.7 million. Of these borrowings, we had approximately $34.1 million outstanding under our IBM Credit Corporation credit facility and $11.8 million outstanding under our US Bank revolving credit facility. The combined commitment from IBM Credit and US Bank as of March 31, 2003 was $80 million, however, availability under the line based on eligibility requirements was $46.9 million.

In May 2002, the Company sold to two investors $5 million face value of 6 1/2% convertible senior subordinated notes with a conversion price of $2.28 per share with companion seven year warrants at $2.28 per share to purchase 0.8 million shares of the Company's common stock. This sale was part of a proposed placement of up to $50 million of convertible notes with attached warrants to purchase common stock. In May 2002, the Company granted additional warrants to purchase
1.0 million shares of the Company's common stock at a price of $2.00 to the investors to complete its initial obligation under the agreement. In July 2002, the Company issued additional warrants to purchase 0.3 million shares of the Company's common stock at a price of $1.62 to the investors in connection with the termination of the arrangement.

In June 2002, the Company obtained a term credit facility with a foreign bank for borrowing of up to approximately $7.2 million of which $6.0 million was outstanding at March 31, 2003. In December 2002, the Company increased its foreign revolving credit facilities, mainly in China, resulting in total availability of approximately $15.1 million, of which $12.0 million was borrowed at March 31, 2003.

As of April 25, 2003, Pemstar entered into a new $90 million revolving credit facility to replace its facility with IBM Credit and US Bank. This new facility is with Congress Financial Corporation (a subsidiary of Wachovia Bank, N.A.), Fleet Capital and US Bank. The term of this new facility is three years with maturity in April 2006. In addition, as of March 28, 2003, the Company entered into a $12 million sale and leaseback of its main Rochester facility, which after placement of lease deposits and restricted cash to collateralize outstanding bonds, resulted in net proceeds of $5.8 million.

All of these credit facilities are secured by substantially all of our assets. New domestic credit facilities include a covenant to attain minimum net income before interest expense, income taxes, depreciation and amortization (EBITDA), for domestic and worldwide operations. We are required under certain foreign credit facilities to meet various financial covenants, including minimum location net worth, maximum debt to equity ratios, and minimum location net income, all of which we were in compliance with at March 31, 2003.

In addition to our convertible senior subordinated notes and credit facilities, we had other debt obligations totaling $10.2 million and capital lease obligations of $18.1 million as of March 31, 2003. See Notes 7 and 11 to our consolidated financial statements.

As noted above, the domestic revolving credit facilities were replaced subsequent to year end to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. The Company has historically experienced violations of covenants under its domestic revolving facilities and has always received waivers for such violations. At March 31, 2003 the Company was in violation of certain covenants under the previous credit facilities, however, it entered into its new credit facility prior to requesting a waiver. These new facilities require the maintenance of certain minimum cash flow levels. In anticipation of a potential covenant violation at the end of its first fiscal quarter of 2004, the Company obtained a waiver from its lenders providing relief for the potential violation, as well as, amending future covenant requirements to reflect expected operating results for the balance of fiscal 2004. The Company's operating plan includes initiatives to reduce specific cash expenditures related to general and administrative expenses.

Our continued viability depends on our ability to generate sufficient cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We believe, as a result of the restructuring actions we have taken in fiscal 2003 to reduce cash expenditures, the efforts we continue to make to increase revenues from continuing customers, as well as efforts to generate new customers in various industry sectors, the sale and leaseback financing, and our new revolving credit facilities, which provides additional borrowing capacity, that we have sufficient cash flow to meet our needs for fiscal 2004. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we may be required to secure additional waivers of any resulting covenant violations under existing lending facilities, secure additional financing from lenders or sell additional securities.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company is obligated to make future payments under various contracts, such as debt agreements, lease agreements, and unconditional purchase obligations, and has certain contingent commitments related to a business acquisition. The following table represents contractual cash obligations and other commercial commitments of the Company as of March 31, 2003:

(Amounts in thousands)                              Due in        Due in        Due in        Due in        Due in          Due
                                       Total      Fiscal 2004   Fiscal 2005   Fiscal 2006   Fiscal 2007   Fiscal 2008    Thereafter
Long-term debt under credit lines   $    57,870   $    12,019   $        --   $        --   $    45,851   $        --   $        --
Other long-term debt                     20,703        10,427         1,806         1,711         1,512         5,003           244
Capital lease obligations                37,535         6,284         2,766         1,345         1,356         1,383        24,401
Operating leases                         49,834        11,936         9,679         8,175         5,885         5,200         8,959
Unconditional purchase obligations       13,681        13,681            --            --            --            --            --
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total contractual cash obligations  $   179,623   $    54,347   $    14,251   $    11,231   $    54,604   $    11,586   $    33,604
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

See Notes 2, 7 and 11 to the Consolidated Financial Statements for additional information regarding these obligations.

                                          ---------------------------------------------------------------------------------
    (Amounts in thousands)                                         Amount of commitment expiration
                             Committed    ---------------------------------------------------------------------------------
                               Total                                                                              Over 5
                              Amounts       1 year        2 years       3 years       4 years       5 years       years
Standby letters of credit   $     6,138   $     5,138   $     1,000   $        --   $        --   $        --   $        --

See Note 2 to the Consolidated Financial Statements for additional information regarding contingent commitment related to additional purchase price for Pacific Consultants LLC.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2003, we had total borrowings of $61.7 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings, which bear interest at variable rates, would cause us to incur a change in interest expense of approximately $.6 million on an annual basis.

Foreign Currency Exchange Risk

Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Singapore and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2003, sales denominated in Euros totaled $67.8 million, sales denominated in Singapore dollars totaled $31.9 million and sales denominated in Chinese renminbi totaled $66.7 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2003, 2002 and 2001 levels relative to each of the currencies in which our revenues and expenses are denominated would have resulted in a decrease in operating income of approximately $1.2 million, $.3 million and $0.4 million, respectively, for the fiscal years ended March 31, 2003, 2002 and 2001.

At March 31, 2003 and 2002, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate was $53.1 million and $44.8 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% strengthening in the value of the U.S. dollar currency exchange rate amounts to $4.8 million and $4.1 million, respectively. Actual amounts may differ.

We currently do not hedge our exposure to foreign currency exchange rate fluctuations; however, we may hedge such exposures in the future.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in the inflation rate.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of a business. The adoption of this pronouncement at April 1, 2003 had no material impact on our consolidated results of operations, financial position or cash flows.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity Including Certain Costs Incurred in a Restructuring" (EITF 94-3). The principal difference between SFAS No. 146 and EITF 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by FASB in this statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This statement also establishes that fair value is the objective for initial measurement of the liability. The effective date of the new statement is January 1, 2003, with earlier adoption encouraged. The Company does not believe adoption of this statement will materially impact the Company's financial position or results of operations.

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

Bad Debt - The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company's financial position and results of operations.

Inventories - We value our inventories on a first-in, first-out basis at the lower of cost or estimated market value. Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand, forecasted average selling price and its ability to sell excess inventory quantities back to its customers. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company's financial position and results of operations, if additional write-offs are required.

Goodwill and Intangible Impairment - During the year ended March 31, 2002, we recorded $24.2 million in impairment losses related to goodwill and other intangible assets under accounting principles effective at that time. Effective April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under this standard, goodwill and other intangible assets with indefinite lives are no longer amortized. This standard requires, at a minimum, that we perform an annual assessment of the carrying value of these assets. If the carrying value of goodwill and intangible assets exceeds its fair value, an impairment loss will be recognized. During the year ended March 31, 2003, we recorded a $5.3 million impairment loss as the transition date cumulative effect of a change in accounting principle. See Note 1 to the Consolidated Financial Statements, included herein. In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These cash flow estimates take into account current customer volumes and the expectation of new or renewal projects, historic gross margins, historic working capital parameters and planned capital expenditures. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Long-lived assets - The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company measures the impairment utilizing discounted cash flows. The Company adopted SFAS No. 144 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," at April 1, 2003. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121. This adoption had no material impact on the Company's consolidated results of operations, financial position or cash flows.

Income Taxes - In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. During the year ended March 31, 2003, we recorded $8.6 million of additional valuation allowances related to our net deferred tax assets as of March 31, 2003, bringing the total allowance to $35.5 million.

CAUTIONARY STATEMENTS

This report contains certain "forward-looking" statements. These forward-looking statements may contain statements of intent, belief or current expectations of Pemstar Inc. and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements. In addition to factors discussed above, risks and uncertainties that may cause such differences include but are not limited to; a continued decline in economic conditions or a recession; the effects of September 11, 2001, or future terrorist attacks in the United States and the engagement of military forces of the United States and its allies in other parts of the world, as well as any future events in response to these developments, including rumors or threats of war, actual conflicts or trade disruptions; changes in demand for electronics manufacturing and design services; changes in demand by major customers due to cancellations, reductions or delays of orders; shortages or price fluctuations in component parts; difficulties managing our expansion and integrating acquired businesses; increased competition and other risk factors listed from time to time in the Company's Securities and Exchange Commission filings, including but not limited to Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003. The foregoing list is not exhaustive and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

CONSOLIDATED BALANCE SHEETS
PEMSTAR Inc.

(In thousands, except per share data)          March 31,       March 31,
                                                 2003            2002
                                             ------------    ------------
Assets
Current assets:
   Cash and cash equivalents                 $     32,762    $     11,483
   Restricted cash                                  4,268           1,423
   Accounts receivable, net                       112,316         122,752
   Recoverable income taxes                           282           3,873
   Inventories, net                                69,279          92,929
   Unbilled services                               10,797          16,356
   Deferred income taxes                               35              45
   Prepaid expenses and other                       7,474           8,507
                                             ------------    ------------
Total current assets                              237,213         257,368
Property, plant and equipment, net                 93,200          99,108
Goodwill, net                                      33,771          34,678
Deferred income taxes                               1,705           1,111
Other assets                                        6,173           3,459
                                             ------------    ------------
Total assets                                 $    372,062    $    395,724
                                             ============    ============
Liabilities and shareholders' equity
 Current liabilities:
   Current maturities of long-term debt      $     22,446    $     13,999
   Current maturities of capital lease
    obligations                                     5,288          10,865
   Accounts payable                                88,083          79,410
   Income taxes payable                               191              21
   Accrued expenses and other                      22,631          15,738
                                             ------------    ------------
Total current liabilities                         138,639         120,033
Long-term debt, less current maturities            56,127          71,340
Capital lease obligations, less
 current maturities                                12,843           3,122
Other liabilities and deferred credits              4,586           7,832
Shareholders' equity:
   Common stock, par value $0.01, 150,000
    shares authorized; shares issued and
    outstanding; 2003 - 37,486 shares;
    2002 - 36,701 shares                              375             367
   Additional paid-in capital                     234,943         232,233
   Accumulated other comprehensive loss               (14)         (2,131)
   Accumulated deficit                            (74,928)        (36,164)
   Loans to shareholders                             (509)           (908)
                                             ------------    ------------
      Total shareholders' equity                  159,867         193,397
                                             ------------    ------------
Total liabilities and shareholders' equity   $    372,062    $    395,724
                                             ============    ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
PEMSTAR Inc.

(In thousands, except per share data)                    Year Ended March 31,
                                                 2003            2002            2001
                                             ------------    ------------    ------------
Net sales                                    $    668,175    $    657,493    $    635,307
Costs of goods sold                               637,074         627,457         581,278
                                             ------------    ------------    ------------
Gross profit                                       31,101          30,036          54,029
Selling, general and administrative
 expenses                                          51,076          53,351          37,366
Restructuring costs                                 4,249              --              --
Amortization                                          129           2,152           1,961
Goodwill impairment charges                            --          24,228              --
                                             ------------    ------------    ------------
Operating (loss) income                           (24,353)        (49,695)         14,702
Other income (expense) - net                          558             829             967
Interest expense                                   (8,870)         (7,077)         (7,550)
                                             ------------    ------------    ------------
(Loss) income before income taxes and
 cumulative effect of accounting change           (32,665)        (55,943)          8,119
Income tax expense (benefit)                          753          (1,926)          1,436
                                             ------------    ------------    ------------
(Loss) income before cumulative effect of
 accounting change                                (33,418)        (54,017)          6,683
Cumulative effect of accounting change             (5,346)             --              --
                                             ------------    ------------    ------------
Net (loss) income                            $    (38,764)   $    (54,017)   $      6,683
                                             ============    ============    ============
Basic (loss) income per common share:
   (Loss) income before cumulative effect
    of accounting change                     $       (.90)   $      (1.56)   $        .29
   Cumulative effect of accounting change            (.14)             --              --
                                             ------------    ------------    ------------
   Net (loss) income                         $      (1.04)   $      (1.56)   $        .29
                                             ============    ============    ============
Diluted (loss) income per common share:
   (Loss) income before cumulative effect
    of accounting change                     $       (.90)   $      (1.56)   $        .25
   Cumulative effect of accounting change            (.14)             --              --
                                             ------------    ------------    ------------
   Net (loss) income                         $      (1.04)   $      (1.56)   $        .25
                                             ============    ============    ============
Shares used in computing net (loss)
 income per common share:
   Basic                                           37,133          34,717          23,013
   Diluted                                         37,133          34,717          26,943

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
PEMSTAR Inc.

(In thousands)                                                            Accumulated    Retained
                                                                             Other       Earnings
                                       Common Stock          Additional     Compre-      (Accumu-      Loans to
                                -------------------------     Paid in       hensive        lated         Share-
                                  Shares         Amount       Capital         Loss        Deficit)      holders        Total
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance, March 31, 2000              13,819   $       138   $    15,395   $      (772)  $    11,170   $    (3,258)  $    22,673
Issuance of common stock in
 employee stock programs                449             4         1,719            --            --          (200)        1,523
Payments on loans to
 shareholders                            --            --            --            --            --         1,194         1,194
Issuance of common stock              9,316            94        93,523            --            --            --        93,617
Conversion of preferred stock         4,710            47        26,502            --            --            --        26,549
Comprehensive income:
   Net income                            --            --            --            --         6,683            --         6,683
   Foreign currency
      translation adjustment             --            --            --        (1,527)           --            --        (1,527)
                                                                                                                    -----------
   Comprehensive income                  --            --            --            --            --            --         5,156
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance, March 31, 2001              28,294           283       137,139        (2,299)       17,853        (2,264)      150,712
Issuance of common stock in
 employee stock programs              1,271            12         5,782            --            --          (108)        5,686
Payments on loans to
 shareholders                            --            --            --            --            --         1,464         1,464
Issuance of common stock              6,275            63        79,321            --            --            --        79,384
Issuance of common stock
 in connection with
 business acquisitions                  861             9         9,991            --            --            --        10,000
Comprehensive (loss) income:
   Net loss                              --            --            --            --       (54,017)           --       (54,017)
   Foreign currency
    translation adjustment               --            --            --           168            --            --           168
                                                                                                                    -----------
   Comprehensive loss                    --            --            --            --            --            --       (53,849)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance, March 31, 2002              36,701           367       232,233        (2,131)      (36,164)         (908)      193,397
Issuance of common stock in
 employee stock programs                785             8         1,092            --            --                       1,100
Payments on loans to
 shareholders                            --            --            --            --            --           399           399
Issuance of warrants                     --            --         1,618            --            --            --         1,618
Comprehensive (loss) income:
   Net loss                              --            --            --            --       (38,764)           --       (38,764)
   Foreign currency
    translation adjustment               --            --            --         2,117            --            --         2,117
                                                                                                                    -----------
   Comprehensive loss                    --            --            --            --            --            --       (36,647)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance, March 31, 2003              37,486   $       375   $   234,943   $       (14)  $   (74,928)  $      (509)  $   159,867
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PEMSTAR Inc.

                                                                          Year ended March 31,
  (In thousands)                                                   2003            2002           2001
                                                               ------------    ------------    ------------
Cash flows from operating activities:
   Net (loss) income                                           $    (38,764)   $    (54,017)   $      6,683
   Adjustments to reconcile net (loss) income to net cash
    provided by (used in) operating activities:
      Depreciation                                                   20,021          18,299          12,097
      Amortization                                                    1,693           3,085           1,961
      Goodwill impairment charge/accounting change                    5,346          24,228              --
      Deferred income taxes                                            (584)          1,059            (146)
      Loss(gain) on sale of property, plant and equipment                48             (49)           (417)
      Restructuring charge for property, plant and equipment          1,038              --              --
      Other deferred credits                                           (844)           (356)           (292)
      Change in operating assets and liabilities:
         Accounts receivable                                         12,885         (12,596)        (41,563)
         Inventories                                                 24,991          24,986         (43,222)
         Recoverable income taxes                                     3,591          (3,873)             --
         Unbilled services                                            5,559          (6,622)         (7,804)
         Prepaid expenses and other                                   1,487          (2,318)         (4,816)
         Accounts payable                                             7,285           7,554          21,149
         Accrued expenses and other                                   3,559             313           2,151
                                                               ------------    ------------    ------------
            Net cash provided by (used in) operating
             activities                                              47,311            (307)        (54,219)
Cash flows used in investing activities:
   Decrease (increase) in restricted cash                             1,296          (1,090)             10
   Business acquisitions, net of cash acquired                       (4,376)        (24,361)        (21,225)
   Proceeds from sale of property, plant and equipment                   42           2,178           1,073
   Purchases of property, plant and equipment                       (12,555)        (37,930)        (42,542)
                                                               ------------    ------------    ------------
            Net cash used in investing activities                   (15,593)        (61,203)        (62,684)
Cash flows from financing activities:
   Bank overdrafts                                                       --         (13,504)          3,242
   Proceeds from common stock sales                                      --          79,384          93,899
   Proceeds from sale of warrants                                       560              --              --
   Proceeds from employee stock sales                                 1,100           5,686           1,241
   Payments on loans to shareholders                                    399           1,464           1,194
   Proceeds from government grants                                      300             550              --
   Proceeds from sale and leaseback                                   7,476             911           4,060
   Principal payments on long-term borrowings                       (54,274)        (60,072)        (94,457)
   Proceeds from long-term borrowings                                35,592          54,156         110,968
   Debt placement costs                                              (1,099)         (1,411)           (635)
                                                               ------------    ------------    ------------
            Net cash (used in) provided by financing
             activities                                              (9,946)         67,164         119,512
Effect of exchange rate changes on cash                                (493)            (53)            546
                                                               ------------    ------------    ------------
            Net increase in cash and cash equivalents                21,279           5,601           3,155
Cash and cash equivalents:
   Beginning of year                                                 11,483           5,882           2,727
                                                               ------------    ------------    ------------
   End of year                                                 $     32,762    $     11,483    $      5,882
                                                               ============    ============    ============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PEMSTAR Inc.
(In thousands, except per share data)

Note 1.  Nature of Business and Significant Accounting Policies

Business - PEMSTAR Inc. (the "Company) is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing and data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

Principles of consolidation - The accompanying financial statements include the accounts of the Company, its majority-owned subsidiaries and the Company's share of net earnings or losses of 50 percent or less owned companies accounted for using the equity method. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition - Revenue from the sales of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company's premises at the request of the customer, when title and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. Such services provided under fixed price contracts are accounted for using the percentage of completion method as outlined in SOP 81-1, "Accounting for Performance of Contract-Type and Certain Production-Type Contracts". Revenue recognized in excess of billed amounts under fixed price contracts or unbilled engineering services is classified as unbilled services in the balance sheet.

Cash and cash equivalents - The Company considers all highly liquid debt securities purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                      Number of
                                        Years
                                   ----------------
Buildings and improvements             4 to 40
Machinery and equipment                4 to 7
Furniture and fixtures                 2 to 10
Computer hardware and software           4

Amortization of assets acquired under capital leases is included with depreciation expense.

Goodwill - Effective April 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives. Prior to 2003, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. Goodwill at March 31, 2003 and 2002 of $33,771 and $34,678, respectively, is net of accumulated amortization of $1,860.

SFAS No. 142 required the Company to complete an impairment review of its goodwill assets. As a result of the Company's completion of its transitional impairment test using a discounted cash flow model as required by SFAS No. 142, it determined that goodwill pertaining to one of its acquisitions was impaired. As such, the Company recorded as a cumulative effect of a change in accounting principle a write-off of goodwill in the amount of $5,346 on which the Company recognized no tax benefit.

During 2002, the Company evaluated its goodwill under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As a result of this evaluation, the Company recorded a goodwill impairment charge of $24,228.

As reconciliation of reported net (loss) income adjusted to reflect the adoption of SFAS No. 142 as if it had been effective April 1, 2000 is provided below:

                                                                             Year Ended March 31,
                                                                   2003            2002            2001
                                                               ------------    ------------    ------------
Reported net (loss) income .................................   $    (38,764)   $    (54,017)   $      6,683
Add:  Adjustment for accounting change /(1)/ ...............          5,346              --              --
      Amortization, net of tax .............................             --           2,152             856
                                                               ------------    ------------    ------------
Adjusted net (loss) income .................................   $    (33,418)   $    (51,865)   $      7,539
                                                               ============    ============    ============
Reported basic (loss) income per common share ..............   $      (1.04)   $      (1.56)   $        .29
Add:  Adjustment for accounting change .....................            .14              --              --
      Amortization, net of tax .............................             --             .07             .04
                                                               ------------    ------------    ------------
Adjusted basic net (loss) income per common share ..........   $       (.90)   $      (1.49)   $        .33
                                                               ============    ============    ============
Reported diluted (loss) income per common share ............   $      (1.04)   $      (1.56)   $        .25
Add:  Adjustment for accounting change .....................            .14              --              --
      Amortization, net of tax .............................             --             .07             .03
                                                               ------------    ------------    ------------
Adjusted diluted net (loss) income per common share ........   $       (.90)   $      (1.49)   $        .28
                                                               ============    ============    ============
----------

<F1>
(1)  Reported in fourth fiscal quarter as a change to first fiscal quarter

Long-lived assets - The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company measures the impairment utilizing discounted cash flows.

Estimated warranty claim - The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a three-month period after the sale. Based upon historical experience, the accrual for warranty claims is not material at March 31, 2003 and 2002.

Foreign currency - For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity. Assets and liabilities denominated in other than the local currency are re-measured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

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

Research and development - Research and development costs are expensed when incurred and totaled $1,011, $1,015 and $489 for the years ended March 31, 2003, 2002, and 2001, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand and forecasted average selling price. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company's financial position and results of operations.

The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company's financial position and results of operations.

Stock-based compensation - The Company has adopted the pro-forma disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and accordingly, accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on the date stock options are granted only if the current fair market value of the underlying stock exceeds the exercise price of the option. Accordingly, no compensation cost has been recognized for grants under these stock option plans since the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net
(loss) income would have been changed to the pro forma amounts reported below.

                                               Year Ended March 31,
                                        2003           2002           2001
                                    ------------   ------------   ------------
Net (loss) income:
   As reported ...................  $    (38,764)  $    (54,017)  $      6,683
   Additional compensation
    expense, net of tax. .........        (2,625)        (2,819)        (2,476)
                                    ------------   ------------   ------------
   Pro forma .....................  $    (41,389)  $    (56,836)  $      4,207
Basic (loss) earnings per share:
   As reported ...................  $      (1.04)  $      (1.56)  $       0.29
   Pro forma .....................         (1.11)         (1.64)          0.18
Diluted (loss) earnings per share:
   As reported ...................  $      (1.04)  $      (1.56)  $       0.25
   Pro forma .....................         (1.11)         (1.64)          0.16

The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 3.83%, 5.42% and 5.70% for 2003, 2002 and 2001, respectively, volatility factor of expected market price of our common stock of 1.5, 0.8 and 1.4 for 2003, 2002 and 2001, respectively, and expected lives of ten years.

Net (loss) income per common share - The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net (loss) income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net (loss) income per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 15 and convertible preferred stock as discussed in Note 13).

The following table reflects the components of common shares outstanding in accordance with SFAS No. 128:

                                              Year ended March 31,
                                        2003           2002           2001
                                    ------------   ------------   ------------
Weighted average common shares
 outstanding - basic ..............       37,133         34,717         23,013
Effect of dilutive securities:
   Preferred stock conversion .....           --             --          1,677
   Stock options ..................           --             --          2,253
                                    ------------   ------------   ------------
Shares used in computing net
 income (loss) per common
 share - diluted ..................       37,133         34,717         26,943
                                    ============   ============   ============

Common stock equivalents and their impact on net loss have been excluded from the diluted per share calculation for 2003 and 2002, since the Company incurred net losses and the inclusion of common stock equivalents would have had an anti-dilutive impact. Potentially dilutive securities, which have been excluded, consist of i) unexercised stock options and warrants to purchase 5,978 and 3,465 shares of the Company's common stock as of March 31, 2003 and 2002, respectively, and ii) 2,193 shares of the Company's common stock issuable upon conversion of convertible debt as of March 31, 2003.

New Accounting Pronouncements - In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of a business. The Company adopted this pronouncement at April 1, 2003. This adoption had no material impact on the Company's consolidated results of operations, financial position or cash flows.

At April 1, 2002, the Company adopted the provisions of FASB No. 146, "Accounting for Exit Costs". This statement addresses financial accounting and reporting for costs associated with exit activities in relation to business acquisitions or restructuring of operations. This adoption had no material impact on the Company's consolidated results of operations, financial position or cash flows.

Reclassification - Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no impact on previously reported net (loss) income or shareholders' equity.

Note 2.  Acquisitions

In August 2000, the Company acquired Turtle Mountain Corporation. Turtle Mountain is an electronics manufacturing service provider for commercial and military customers. The purchase price of $20,638, including liabilities assumed, was funded with proceeds of a term loan of $9,500 with the remainder borrowed under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $9,680 has been recorded as goodwill and was being amortized over an estimated useful life of 20 years until March 31, 2002 when a new accounting pronouncement was adopted (See Note 1). In September 2001, in connection with the terms of the purchase agreement, the Company was required to pay additional contingent consideration, which had the effect of increasing the purchase price and goodwill by $750.

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

In September 2001, the Company purchased the membership interests and business of Pacific Consultants LLC (a provider of electromechanical design and test consulting services). The initial purchase price was approximately $20,642, including common stock valued at $10,000, cash and costs of $6,792, and cash or common stock of $3,850 payable up to two years from the date of the acquisition. The purchase agreement provides for additional adjustment of the purchase price, payable in cash or common stock, up to an additional $40,000, if earnings targets are met for the acquired business in the two years following the close. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and has not been amortized in accordance with SFAS No. 142. Goodwill of $17,356 was recorded at March 31, 2002 and increased by $4,376 in the year ended March 31, 2003, for payments made in connection with purchase agreement adjustment of purchase price contract provisions.

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

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition for acquisitions since adoption of SFAS No. 141, which includes the Pacific Consultants LLP and MTS Systems Corporation transactions.

Current assets ............................................    $      6,585
Property, plant and equipment .............................           1,178
Intangible assets not subject to amortization .............             100
Goodwill ..................................................          18,613
Current liabilities .......................................          (2,235)
Noncurrent liabilities ....................................            (494)
                                                               ------------
Net assets acquired .......................................    $     23,747
                                                               ============

The following unaudited pro forma combined summary statement of operations for the years ended March 31, 2002 and 2001 was prepared in accordance with APB No. 16 and assumes the acquisitions had occurred at the beginning of the periods presented. The following pro forma data reflect adjustments for interest expense, amortization of goodwill, where applicable, and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma Consolidated Statements of Operations

                                                 Year ended March 31,
                                                 2002            2001
                                             ------------    ------------
Net sales ................................   $    674,016    $    650,904
Net (loss) income ........................        (53,767)          6,944
Net (loss) income per common
 share - basic ...........................   $      (1.55)   $        .30
Net (loss) income per common
 share - diluted .........................          (1.55)            .26

Note 3.  Accounts Receivable

Accounts receivable consists of the following:
                                                       March 31,
                                                 2003            2002
                                             ------------    ------------
Accounts receivable.......................   $    115,799    $    131,476
Less allowance for doubtful accounts......         (3,483)         (8,724)
                                             ------------    ------------
                                             $    112,316    $    122,752
                                             ============    ============

Note 4.  Inventories

Inventories consist of the following:
                                                       March 31,
                                                 2003            2002
                                             ------------    ------------
Raw materials.............................   $     57,971    $     85,587
Work in process...........................         10,078           8,763
Finished goods............................          6,611           5,255
Less allowance for inventory
 obsolescence.............................         (5,381)         (6,676)
                                             ------------    ------------
                                             $     69,279    $     92,929
                                             ============    ============

Note 5.  Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:
                                                       March 31,
                                                 2003            2002
                                             ------------    ------------
Land .....................................   $      2,587    $      3,027
Buildings and improvements ...............         27,134          27,362
Machinery and equipment ..................         80,243          73,046
Computer hardware and software ...........         27,341          24,091
Construction in progress .................         11,354          10,113
                                             ------------    ------------
                                                  148,659         137,639
Less accumulated depreciation ............        (55,459)        (38,531)
                                             ------------    ------------
                                             $     93,200    $     99,108
                                             ============    ============

Note 6.  Goodwill, Net

Goodwill consists of the following:
                                                       March 31,
                                                 2003            2002
                                             ------------    ------------
Goodwill..................................   $     35,631    $     36,538
Less accumulated amortization.............         (1,860)         (1,860)
                                             ------------    ------------
                                             $     33,771    $     34,678
                                             ============    ============

Note 7.  Financing Arrangements

Long-term debt consists of the following:

                                                                                    March 31,
                                                                              2003            2002
                                                                          ------------    ------------
Domestic revolving credit facilities, interest at prime
 plus a margin ranging up to 350 basis points or LIBOR
 plus a margin ranging from 175 to 350 basis points
 (7.37% at March 31, 2003 and 6.39% at March 31, 2002).................   $     45,851    $     61,947
Foreign revolving credit facilities, interest rates
 ranging from 4.8% to 5.85% or LIBOR plus a margin of
 150 basis points (5.85% at March 31, 2003 and 5.5% at
 March 31, 2002).......................................................         12,019           3,283
Convertible senior subordinated notes bearing interest
 at 6.5%, due May 1, 2007..............................................          4,541              --
Notes payable bearing interest ranging from 5.3% to
 7.1%, due in monthly payments of principal and interest
 of $297 through April 2004 for domestic notes and a
 balloon payment of $1,812 for a foreign note. The
 notes are secured by equipment........................................          5,308           7,662
Foreign notes payable, interest 5.0% through June 2004
 and prime less 100 basis points thereafter to June
 2007, due in monthly payments of $117 through June
 2007.  The notes are secured by buildings ............................          5,951           6,894
Bonds payable to the City of Rochester with variable
 interest rates ranging from 1.35% to 1.40%, interest
 due monthly.  Annual principal payments ranging from
 $155 to $575 are due through June 2018................................          3,870           4,445
Other..................................................................          1,033           1,108
                                                                          ------------    ------------
                                                                                78,573          85,339
Less current maturities................................................        (22,446)        (13,999)
                                                                          ------------    ------------
                                                                          $     56,127    $     71,340
                                                                          ============    ============

Payment of the bonds is secured by irrevocable letters of credit in favor of the trustee in the amount of $3,943 expiring in August 2003. The Company is required to maintain letters of credit sufficient to pay all outstanding principal and interest under the bonds. Restricted cash at March 31, 2003 includes $3,943 of cash pledged to back these irrevocable letters of credit, replacing the previous mortgage on the Rochester headquarters and manufacturing facilities. Interest on the bonds is variable and is payable monthly until, at the option of the Company with the consent of US Bank, the rate is fixed (conversion date). In the event the Company exercises its option to convert the interest rate on the bonds from a variable rate to a fixed rate, a remarketing agent, currently FBS Investment Services, Inc., shall determine the fixed rate in accordance with a remarketing agreement. Upon exercise of this option, a mandatory tender shall occur on which date the bonds are called and reissued. Prior to the conversion date, the holders of the bonds may require the trustee to purchase the bonds at a price equal to the principal amount thereof plus accrued interest thereon. Upon presentation for redemption, the remarketing agent will attempt to resell the bonds at a price that is not less than par. Bond sinking funds and proceeds from the bonds, to the extent unused, are shown as $325 and $477 in restricted cash and $0 and $198 in other assets at March 31, 2003 and 2002, respectively. In April 2003, notice of redemption was made with redemption occurring in May 2003. All related restricted cash amounts and debt have been classified as current assets and liabilities.

Aggregate maturities of long-term debt are as follows:

Year ending March 31:
   2004                              $     22,446
   2005                                     1,806
   2006                                     1,711
   2007                                    47,363
   2008                                     5,003
   Thereafter                                 244
                                     ------------
                                     $     78,573
                                     ============

In May 2002, pursuant to a securities purchase agreement, the Company sold to two investors $5,000 face value of 6 1/2 % convertible senior subordinated notes with a conversion price of $2.28 per share together with a seven year warrant which provided for the purchase of 788 shares of the Company's common stock at an exercise price of $2.28 per share. The initial carrying value of the notes was reduced by $532 for the fair value of the common stock warrant issued to the two investors. The discount to the note is being amortized over the seven-year life of the note.

As consideration for entering into the transaction, in lieu of cash, the Company issued additional warrants to the two investors to purchase 1,000 shares of the Company's common stock at an exercise price of $2.00 per share. The fair value of the warrants of $898 was capitalized as financing fees and is being amortized over the seven year life of the notes.

In July 2002, the Company entered into an amendment and termination agreement eliminating the remaining obligation to sell notes and related warrants pursuant to the securities purchase agreement. The Company issued additional warrants in consideration for the amendment and termination agreement providing for the purchase of 250 shares of the Company's common stock. The fair value of the warrants of $188 was charged to interest expense as a cost of termination of the agreement.

As of March 31, 2003, the Company had revolving credit facilities with IBM Credit Corporation and US Bank totaling $80,000 ($65,000 - " Revolver A" and $15,000 - "Revolver B", respectively) for revolving credit loans and letters of credit, which expire at December 2003. Under available borrowing base limitations, calculated as percentage of eligible accounts receivable and inventory balances, the Company could borrow $46,938 under the agreements at March 31, 2003. In April 2003, the Company entered into new revolving credit facilities with Congress Financial Corporation and Fleet Capital Corporation, which, as amended to include US Bank, provide up to $90,000 of revolving credit loans and letters of credit and expire in April 2006. The facilities, which are limited to the lesser of the facilities amount or the available borrowing base, calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or Eurodollar rate plus a margin from 75 to 150 basis points, and 275 to 350 basis points, respectively, depending on excess available borrowing capacity within the facilities. The Company is obligated to pay a monthly fee of 1/2 % on the unused portion of the facilities. The Company used proceeds to pay off existing domestic revolving credit facilities with IBM Credit Corporation and US Bank, leaving remaining credit available under the new agreements at $17,355 at the closing date of April 29, 2003. The revolving credit facilities are collateralized by substantially all domestic assets and by investments in foreign subsidiaries.

The Company has letters of credit totaling $6,138 outstanding as of March 31, 2003 under these facilities. Restricted cash balances of $3,943 and $946 relate to certain letters of credit outstanding at March 31, 2003 and March 31, 2002, respectively.

The Company also has separate available lines of credit in certain foreign locations totaling $15,072, due at various dates through May 2003, renewable at the discretion of the lender. Certain of these lines have been renewed subsequent to year end, consistent with past experience with these lenders. These lines were used in part to repay the note payable balloon payment due in May 2003 and have been expanded subsequent to March 31, 2003, to replace available credit used for that payment. Advances under these lines of credit bear interest at fixed and variable rates ranging from 4.8% to 5.1% at March 31, 2003. The lines of credit are both unsecured and secured by certain foreign inventories, receivables and fixed assets.

Note 8. Restructuring Costs

During fiscal 2003, the Company incurred restructuring costs of $4,249. Of this, $1,810, related to the decision to consolidate separate manufacturing facilities in San Jose, California, into a single facility, consisting of lease continuation costs of $1,037 and accelerated amortization of leasehold improvements of $773. Additionally, $2,439 of severance costs were incurred, primarily in The Netherlands and in the United States' locations, responding to reductions in local business requirements. Restructuring costs remaining to be paid consist of amounts to satisfy remaining lease term requirements of $537.

Note 9. Other Income (Expense) - Net

The other income and expense consists of the following:
                                               Year Ended March 31,
                                          2003         2002         2001
                                       ----------   ----------   ----------
Foreign currency gains ..............  $      387   $      691   $      507
Minority interest in net loss of
 consolidated subsidiaries ..........          --           --           84
Other income (expense)-net ..........         171          138          376
                                       ----------   ----------   ----------
                                       $      558   $      829   $      967
                                       ==========   ==========   ==========

Note 10. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company's revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

Note 11. Commitments and Contingencies

The Company has various capital and operating leases, which expire on various dates through 2013. Future minimum payments under both capital leases and operating leases are as follows:

                                                     Capital        Operating
                                                     Leases          Leases
Year Ending March 31,                              ------------    ------------
   2004 .......................................    $      6,284    $     11,936
   2005 .......................................           2,766           9,679
   2006 .......................................           1,345           8,175
   2007 .......................................           1,356           5,885
   2008 .......................................           1,383           5,200
   Thereafter .................................          24,401           8,959
                                                   ------------    ------------
Total minimum lease payments ...................         37,535    $     49,834
                                                                   ============
Less amount representing interest ..............        (19,404)
                                                   ------------
Present value of minimum lease payment .........         18,131
Less current portion ...........................         (5,288)
                                                   ------------
                                                   $     12,843
                                                   ============

Property, plant and equipment includes the following amounts for capitalized leases:

                                                          March 31,
                                                    2003            2002
                                                ------------    ------------
Buildings and improvements ..................   $     11,691    $         --
Machinery and equipment .....................          4,655          14,154
Furniture and fixtures ......................             --             649
Computer hardware and software ..............          8,634           8,328
                                                ------------    ------------
                                                      24,980          23,131
Less accumulated depreciation ...............         (6,256)         (6,085)
                                                ------------    ------------
                                                $     18,724    $     17,046
                                                ============    ============

Total rent expense recognized under operating leases for the years ended March 31, 2003, 2002 and 2001 totaled $13,329, $10,039 and $5,175, respectively.

In March 2003, the Company sold land and buildings housing its Rochester, Minnesota, location in a transaction valued at $12,000, which is treated as a financing transaction, because of the continuing use of the property. Proceeds totaled $5,775, after deducting $309 of transaction costs, $1,917 of security deposits and $3,943 of restricted cash placed with US Bank to replace collateral for letters of credit backing the related City of Rochester Bonds outstanding (See Note 9). Leaseback rental payments total $969, $1,303, $1,330, $1,356, $$1,383 and $24,401 for years ended March 31, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Other manufacturing equipment totaling $1,701 was financed subsequent to recent purchases in sale-leaseback transactions during the year ended March 31, 2003.

The Company is currently a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned in re PEMSTAR Securities Litigation, alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. The lawsuit is a consolidation of several lawsuits, the first of which was commenced in United States District Court for the District of Minnesota on July 24, 2002. The plaintiffs, several individual shareholders, allege, in essence, that the defendants defrauded the Company's shareholders by making optimistic statements during a time when they should have known that business prospects were less promising and allege that the registration statement filed by the Company in connection with the secondary offering contained false, material misrepresentations. An Amended Consolidated Complaint was filed January 9, 2003. On August 23, 2002 and October 2, 2002 two different individual shareholders also commenced virtually identical shareholder derivative actions against the Company as nominal defendant and its Board. Those actions are currently pending in Unites States District Court for the District of Minnesota. The allegations in the derivative actions are based on many of the same facts that gave rise to the securities action. The lawsuit alleges that the Board of the Company breached its fiduciary duties. It is too early to predict the likelihood of prevailing on the various lawsuits described above. Pemstar believes the actions are wholly without merit and is vigorously defending against the claims. The Company has recorded no loss accrual as such amounts are not deemed estimable.

Note 12. Income Taxes

Income (loss) before income taxes consisted of the following:
                                             Year ended March 31,
                                    2003            2002            2001
                                -------------   ------------    ------------
Domestic ....................   $    (43,342)   $    (57,885)   $      3,403
Foreign .....................         10,677           1,942           4,716
                                ------------    ------------    ------------
                                $    (32,665)   $    (55,943)   $      8,119
                                ============    ============    ============

The provision for income taxes consisted of the following:
                                             Year ended March 31,
                                    2003            2002            2001
                                ------------    ------------    ------------
Current:
   Domestic                     $         76    $     (5,638)   $      2,500
   Foreign                             1,261           2,653            (918)
                                ------------    ------------    ------------
                                       1,337          (2,985)          1,582
Deferred:
   Domestic                               --           2,418          (1,247)
   Foreign                              (584)         (1,359)          1,101
                                ------------    ------------    ------------
                                        (584)          1,059            (146)
                                ------------    ------------    ------------
                                $        753    $     (1,926)   $      1,436
                                ============    ============    ============

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

                                                                         Year ended March 31,
                                                                2003             2002           2001
                                                            ------------    ------------    ------------
Computed  "expected" tax rate ............................  $    (11,106)   $    (19,021)   $      2,761
Increase (decrease) in income taxes resulting from:
   State taxes, net of credits and federal income tax
    benefit ..............................................        (2,224)         (1,608)            105
   Benefit of foreign sales/extraterritorial income
    exclusion ............................................          (263)           (291)           (244)
   Foreign taxes .........................................        (5,409)         (7,896)         (1,284)
   Valuation allowance ...................................         8,553          26,962              --
   Other .................................................           384             (72)             98
                                                            ------------    ------------    ------------
                                                            $        753    $     (1,926)   $      1,436
                                                            ============    ============    ============

A summary of deferred tax assets and liabilities is as follows:
                                                           March 31,
                                                       2003            2002
                                                   ------------    ------------
Deferred tax assets:
      Allowance for doubtful accounts ...........  $      1,280    $      2,694
      Allowance for inventory
       obsolescence .............................         1,685           1,667
      Reserve for goodwill impairment ...........         8,846           7,914
      Deferred revenue ..........................           697             886
      Domestic net operating losses .............        22,521           5,476
      State tax credits .........................         1,254           1,142
      Foreign expenses accelerated
       for book purposes ........................         5,011           1,539
      Foreign net operating losses ..............         4,545          11,025
      Other .....................................         1,569             633
                                                   ------------    ------------
   Total deferred tax assets ....................        47,408          32,976
Deferred tax liabilities:
      Accelerated depreciation ..................        (2,244)         (1,477)
      Foreign expenses accelerated
       for tax purposes .........................        (7,648)         (2,878)
      Other .....................................          (261)           (503)
                                                   ------------    ------------
   Total deferred tax liabilities ...............       (35,515)         (4,858)
Valuation allowance:
      Domestic ..................................       (35,348)        (18,432)
      Foreign ...................................          (168)         (8,530)
                                                   ------------    ------------
   Total valuation allowance ....................       (35,515)        (26,962)
                                                   ------------    ------------
Net deferred tax assets                            $      1,740    $      1,156
                                                   ============    ============

No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries, which are intended to be permanently reinvested. The Company has approximately $67,000 of domestic net operating loss carryforwards, which will expire in 2023. Of this $67,000 carryforward total, $8,455 will result in tax benefits that will not reduce tax expense on current earnings, but rather will increase additional paid-in-capital. The Company has approximately $9,747 of foreign net operating loss carryforwards that have an unlimited carryforward period, and foreign net operating loss carryforwards of $3,241 that will expire from 2011 to 2012. The state tax credit carryforwards of $1,900 expire at varying dates through 2016.

The foreign tax expense in China was decreased by $725 ($0.02 and $0.02 per share on a basic and diluted basis, respectively) in fiscal 2003, by $323 ($.01 and $.01 per share on a basic and diluted basis, respectively) in fiscal 2002 and by $480 ($.02 and $.02 per share on a basic and diluted basis, respectively) in fiscal year 2002 as a result of the benefit of a tax holiday. This holiday ran at 50% relief of the normal 15% income tax rate through December 31, 2000, and will continue at the 7.5% rate thereafter through December 31, 2003. Beginning on January 1, 2004, China began a new tax holiday and will use a 10% tax rate through December 31, 2006. The foreign tax expense in Singapore was decreased by $1,082 ($.03 and $.03 per share on a basic and diluted basis, respectively) and $774 ($.02 and $.02 per share on a basic and diluted basis, respectively) in fiscal 2002, as the result of the benefit of a tax holiday. This holiday will continue at full relief of the normal 24.5% income tax rate through March 31, 2005. During fiscal 2003, current tax expense in Mexico was reduced through the use of $21,900 of net operating losses carried forward from prior years. Such loss carryforwards had been fully reserved for at March 31, 2002.

Note 13. Mandatorily Redeemable and Convertible Preferred Stock

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

Note 14. Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

                                                Year Ended March 31,
                                        2003           2002           2001
                                   ------------    ------------    ------------
Net sales:
   Americas ....................   $    475,725    $    478,965    $    529,907
   China .......................         66,835          61,897          41,875
   Asia, other .................         57,810          66,705          31,107
   Europe ......................         67,805          49,926          32,418
                                   ------------    ------------    ------------
                                   $    668,175    $    657,493    $    635,307
                                   ============    ============    ============
Long-lived assets:
   Americas ....................   $     96,457    $     94,590    $     67,018
   China .......................         21,562          19,990          19,659
   Asia, other .................         13,738          20,767          14,210
   Europe ......................          3,092           3,009           5,033
                                   ------------    ------------    ------------
                                   $    134,849    $    138,356    $    105,920
                                   ============    ============    ============

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

Customers that accounted for more that 10% of consolidated net sales are as follows:
                                            Year Ended March 31,
                                     2003         2002          2001
                                   --------     --------      --------

Customer A ......................      23.4%        24.8%         23.0%
Customer B ......................      10.8         14.0          16.0
Customer C ......................        --           --          11.0

As of March 31, 2003 and 2002, receivables from these customers represented 24% and 29% of total accounts receivable, respectively.

Note 15.  Shareholders' Equity

In August and September of 2000, the Company sold 9,280 shares in an initial public offering from which the Company received net proceeds of $93,617. In June 2001, the Company sold 6,275 shares in a follow-on public offering from which the Company received net proceeds of $79,384.

The Company has 1,015 shares of common stock available for grant or sale to board members and employees under incentive stock option and purchase plans approved by shareholders. Options are generally granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a ten-year period.

Following is a summary of stock option activity for the fiscal years ended March 31:

                                                                      Year Ended March 31,
                                                 2003                           2002                           2001
                                     ----------------------------   ---------------------------    ----------------------------
                                                       Weighted                       Weighted                       Weighted
                                                       Average                        Average                        Average
                                                       Exercise                       Exercise                       Exercise
                                        Shares          Price          Shares          Price          Shares          Price
                                     ------------    ------------   ------------    ------------   ------------    ------------
Outstanding, beginning of year ....         3,465    $       7.44          4,419    $       5.93          3,845    $       3.91
Granted ...........................         1,298            1.78            704           11.30          1,189           11.44
Exercised/forfeited ...............          (823)           6.98         (1,658)           5.05           (615)           3.96
                                     ------------                   ------------                   ------------
Outstanding, end of year ..........         3,940            5.67          3,465            7.44          4,419            5.93
                                     ============                   ============                   ============
Exercisable, end of year ..........         2,197            6.38          2,074            5.49          3,081            5.08
Weighted average fair value per
 share of options granted during
 the year .........................  $       1.76              --   $       9.38              --   $      10.92              --

At March 31, 2003, the options outstanding have average remaining contractual lives and exercise prices as follows:

   Shares              Average Contractual Life            Exercise Price
   ------              ------------------------            --------------
   1,403                      8.7 years                    $   .33 - $4.99
   1,508                      6.6 years                    $  5.00 - 9.99
     966                      7.7 years                    $ 10.00 - 14.99
      63                      8.0 years                    $ 15.00 - 23.31

As of March 31, 2003 and 2002, the Company had loans outstanding to shareholders in connection with stock sales and the exercise of stock options for the purchase of 136 shares and 176, respectively. Loans totaling $108 and $401 are due in November, 2003 and March, 2005, respectively, and bear interest at 2.71% to 2.72%. The loans are secured by the shares of common stock purchased and full recourse against the respective shareholder's personal assets.

Note 16.  Employee Benefit Plans

Retirement Plans

The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and, at its discretion, may provide employer contributions based on the Company's performance and other factors. Employer contributions for the years ended March 31, 2003, 2002 and 2001 totaled, $1,486, $1,366 and $1,063, respectively.

The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2003, the fair value of the plan assets and projected benefit obligations were $4,462 and $4,467, respectively. Expenses associated with this plan totaled $201 and $122 for the years ended March 31, 2003 and 2002, respectively.

Employee Stock Purchase Plan

During 2001, the Company established an employee stock discount purchase plan that provides for the sale of up to 1,000 shares, as amended during 2002, of the company's stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's common stock at the date of purchase, as defined. During the years ended March 31, 2003, 2002 and 2001, 730, 135 and 36 shares of common stock were issued to employees pursuant to this plan, respectively. The weighted average fair value of shares sold in 2003, 2002 and 2001, was $1.44, $10.06 and $7.84, respectively.

Note 17.  Supplemental Cash Flow Information

                                                                          Year Ended March 31,
                                                                   2003            2002         2001
                                                               ------------   ------------   ------------
Supplemental disclosures for cash flow information:
 Cash payments for:
   Interest ................................................   $      7,283   $      7,234   $      7,344
   Income taxes ............................................          1,492          1,812          1,797
Supplemental schedule of non-cash investing and
 financing activities:
   Property and equipment acquired through capital
    lease agreements .......................................          2,222          5,230         11,166
   Common stock issued to acquire Pacific
    Consultants LLC ........................................             --         10,000             --
   Common stock warrants for financing fees ................          1,056             --             --
   Restricted cash held from sale/leaseback
    proceeds to replace mortgage as collateral on
    outstanding letters of credit collateralizing
    bonds ..................................................          3,943             --             --
   Lease deposits held from sale/leaseback proceeds ........          1,917             --             --
   Deferred financing costs held from sale/leaseback
    proceeds ...............................................            309             --             --

Note 18.  Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $24,353 for the year ended March 31, 2003, which included $4,249 of restructuring costs. The Company continues to evaluate its operations to determine the need for further restructuring in response to market conditions. Although the operating loss for fiscal 2003 was not unexpected, given the continuing downturn in the economy after September 11, 2001, and the resultant impact on several large customers of the Company in certain industry sectors has been significant, the Company's ability to continue to fund its operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital. During fiscal 2003, the Company generated cash from operations, principally from improving its working capital utilization, as well as, cash from new financing including the sale and leaseback of certain land, buildings and equipment.

The domestic revolving credit facilities were replaced subsequent to year end to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. The Company has historically experienced violations of covenants under its domestic revolving facilities and has always received waivers for such violations. At March 31, 2003 the Company was in violation of certain covenants under the previous credit facilities, however, it entered into its new credit facility prior to requesting a waiver. These new facilities require the maintenance of certain minimum cash flow levels. In anticipation of a potential covenant violation at the end of its first fiscal quarter of 2004, the Company obtained a waiver from its lenders providing relief for the potential violation, as well as, amending future covenant requirements to reflect expected operating results for the balance of fiscal 2004. The Company's operating plan includes initiatives to reduce specific cash expenditures related to general and administrative expenses.

Compliance by the Company with certain covenants in its new credit facility is dependent upon the Company achieving certain revenue and expense targets in its fiscal 2004 operating plan. The Company expects to meet its financial projections for the 2004 fiscal year. The Company also believes that, if necessary, it would be able to secure additional financing from its lenders or sell additional Company equity securities; however, there can be no assurance that such funding can be obtained or that future credit facility violations will be waived.

Management believes that, as a result of the restructuring actions it has taken to reduce cash expenditures, the efforts it continues to make to increase revenues from continuing customers and to generate new customers in various industry sectors, the replacement of its revolving credit facilities it has obtained, and the new agreements it has reached to provide additional borrowing capacity, it will meet its fiscal 2004 financial plan; however, there can be no assurance that such financial plan will be met.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
PEMSTAR Inc.

We have audited the accompanying consolidated balance sheets of PEMSTAR Inc. as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMSTAR Inc. at March 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," in 2003.

                                Ernst & Young LLP

Minneapolis, Minnesota
May 7, 2003, except for Note 18,
  as to which the date is July 10, 2003

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
PEMSTAR Inc.

The following table sets forth unaudited quarterly financial information of PEMSTAR for the quarterly periods in fiscal 2003 and 2002. Historically, we have experienced some seasonal variation in net sales, with net sales typically being highest in the quarter ended December 31 and lowest in the quarter ended March
31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This variation may be offset in part by internal growth and acquisitions. This information has been derived from our monthly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The operating results for any previous quarter are not necessarily indicative of results for any future period.

Quarter Ended
(In thousands, except per share     Mar.31,     Dec.31,    Sept.30,    June 30,    Mar.31,     Dec.31,     Sept.30,    June 30,
data)                                2003        2002        2002         2002       2002        2001        2001        2001
Net Sales                         $ 166,848   $ 171,841   $ 176,382   $ 153,104   $ 145,686   $ 171,223   $ 173,380   $ 167,204
Cost of goods sold                  156,944     159,199     168,495     152,436     147,147     170,202     158,343     151,765
                                  ---------   ---------    --------   ---------   ---------   ---------   ---------   ---------
Gross profit                          9,904      12,642       7,887         668      (1,461)      1,021      15,037      15,439
Selling, general and
 administrative expenses             11,097      11,819      13,790      14,370      13,523      19,303      10,395      10,130
Restructuring                          (134)        503         924       2,956          --          --          --          --
Amortization                             27          27          27          48         636         522         516         478
Goodwill impairment charges              --          --          --          --      24,228          --          --          --
                                  ---------   ---------    --------   ---------   ---------   ---------   ---------   ---------
Operating (loss) income              (1,086)        293      (6,854)    (16,706)    (39,848)    (18,804)      4,126       4,831
Other income (expense) - net          1,033        (288)       (164)        (23)       (111)        528         194         217
Interest expense - net               (1,733)     (1,706)     (2,596)     (2,835)     (1,991)     (1,589)     (1,491)     (2,006)
                                  ---------   ---------    --------   ---------   ---------   ---------   ---------   ---------
(Loss) income before income
 taxes and cumulative effect
 of an accounting change             (1,786)     (1,701)     (9,614)    (19,564)    (41,950)    (19,865)      2,829       3,042
Income tax (benefit) expense           (112)        242         351         272       5,018      (7,332)       (143)        530
                                  ---------   ---------    --------   ---------   ---------   ---------   ---------   ---------
(Loss) income before cumulative
 effect of accounting change         (1,674)     (1,943)     (9,965)    (19,836)    (49,968)    (12,533)      2,972       2,512
Cumulative effect of accounting
 change/1/                               --          --          --      (5,346)         --          --          --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net (loss) income                 $  (1,674)  $  (1,943)  $  (9,965)  $ (25,182)  $ (46,968)  $ (12,533)  $   2,972   $   2,512
                                  =========   =========   =========   =========   =========   =========   =========   =========
(Loss) income before cumulative
 effect of accounting change per
 common share:
   Basic                          $    (.04)  $    (.05)  $    (.27)  $    (.54)  $   (1.28)  $    (.34)  $     .08   $     .08
   Diluted                             (.04)       (.05)       (.27)       (.54)      (1.28)       (.34)        .08         .08
Net (loss) income per common
 share:
   Basic                          $    (.04)  $    (.05)  $    (.27)  $    (.68)  $   (1.28)  $    (.34)  $     .08   $     .08
   Diluted                             (.04)       (.05)       (.27)       (.68)      (1.28)       (.34)        .08         .08
----------

<f1>
Note 1 -- Change represents an adjustment to previously reported quarterly results. See Note 1 to Consolidated Financial Statements herein.

MARKET FOR PEMSTAR'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS
PEMSTAR Inc.

Market Information

     Our common stock has been quoted on the NASDAQ national market under the symbol "PMTR" since our initial public offering of common stock in August 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the NASDAQ national market.

                                            High            Low
                                        ------------    ------------
Fiscal 2002:
   First Quarter ....................   $      15.00    $       6.38
   Second Quarter ...................   $      18.55    $       9.06
   Third Quarter ....................   $      16.48    $       9.94
   Fourth Quarter ...................   $      13.98    $       8.36
Fiscal 2003:
   First Quarter ....................   $       9.68    $       1.13
   Second Quarter ...................   $       1.80    $        .77
   Third Quarter ....................   $       2.47    $        .80
   Fourth Quarter ...................   $       3.90    $       2.05
Fiscal 2004:
   First Quarter
    (through June 24, 2003) ........   $       4.45    $       2.06

Holders

     As of June 25, 2003, our common stock was held by approximately 1,056 shareholders of record and was quoted at $4.44 per share.

Dividends

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. Our credit facility contains certain covenants, which prohibit us from paying any cash dividends without prior consent of the lenders.