Form 10-K/A, Exhibit 13
period 2003-03-31
PEMSTAR INC
filed 2004-02-17
CIK 924829

EXHIBIT 13.1

PORTIONS OF THE 2003 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE HEREIN.

PEMSTAR Inc.

Annual Report 2003

Part II

FINANCIAL REPORT

PEMSTAR Inc.

SELECTED FINANCIAL DATA

The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this report.

(In thousands, except per share data)	Year Ended March 31,
	2003	2002	2001	2000	1999
Consolidated Statements of Operations Data:
Net sales	$668,175	$657,493	$635,307	$393,842	$187,381
Cost of goods sold	637,074	627,457	581,278	363,974	172,219

Gross profit	31,101	30,036	54,029	29,868	15,162

Selling, general and administrative expenses	51,076	53,351	37,366	21,576	10,955
Amortization	129	2,152	1,961	1,281	190
Restructuring costs	4,249	—	—	—	—
Goodwill impairment charge	—	24,228	—	—	—

Operating (loss) income	(24,353)	(49,695)	14,702	7,011	4,017

Other income (expense) – net	558	829	967	(74)	(438)
Interest expense	(8,870)	(7,077)	(7,550)	(3,588)	(640)

(Loss) income before income taxes and cumulative effect of accounting change	(32,665)	(55,943)	8,119	3,349	2,939

Income tax expense (benefit)	753	(1,926)	1,436	698	1,273

(Loss) income before cumulative effect of accounting change	(33,418)	(54,017)	6,683	2,651	1,666

Cumulative effect of accounting change (1)	(5,346)	—	—	—	—

Net (loss) income	$(38,764)	$(54,017)	$6,683	$2,651	$1,666

(Loss) income before cumulative effect of accounting change per common share:
Basic	$(.90)	$(1.56)	$.29	$.23	$.15
Diluted	(.90)	(1.56)	.25	.15	.12
Net (loss) income per common share:
Basic	$(1.04)	$(1.56)	$.29	$.23	$.15
Diluted	(1.04)	(1.56)	.25	.15	.12
Weighted average number of common shares outstanding (2):
Basic	37,133	34,717	23,013	11,503	10,897
Diluted	37,133	34,717	26,943	17,167	14,143

Other Financial Data:
Depreciation	$20,021	$18,299	$12,097	$7,455	$3,331
Capital expenditures	12,555	37,930	42,542	13,415	8,657

Supplemental Data:
EBITDA (3)	$(3,645)	$(4,187)	$29,727	$15,673	$7,100
Net cash provided by (used in) operating activities	47,311	(307)	(54,219)	(20,225)	65
Net cash used in investing activities	(15,593)	(61,203)	(62,684)	(52,611)	(4,989)
Net cash (used in) provided by financing activities	(9,946)	67,164	119,512	74,734	2,556

	As of March 31,
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents	$32,762	$11,483	$5,882	$2,727	$827
Working capital (Restated-(5))	52,723	75,388	70,651	4,649	12,783
Total assets	372,062	395,724	349,077	190,451	64,983
Long-term debt and capital lease obligations less current maturities (Restated-(5))	23,119	12,515	23,673	10,181	7,090
Total shareholders’ equity	159,867	193,397	150,712	22,673	16,555
Book value per share	$4.26	$5.27	$5.33	$1.64	$1.47
Tangible book value per common share (4)	$3.35	$4.32	$4.30	$0.14	$1.13

(1)	See Note 1 to the Consolidated Financial Statements under the caption “Goodwill”, included herein.
(2)	For an explanation of the determination of the weighted average number of common shares outstanding used in computing net (loss) income per share, see Note 1 of the notes to consolidated financial statements.
(3)	EBITDA means net (loss) income before interest expense, income taxes, depreciation and amortization (including any goodwill impairment). EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Other companies may compute EBITDA in a different manner.
(4)	Tangible book value is total shareholder equity minus goodwill and other intangible assets.
(5)	Restated to classify domestic revolving line of credit as current under EITF 95-22 – See Note 7 to Consolidated Financial Statements.

SELECTED FINANCIAL DATA (Continued)

The following table reconciles net (loss) income to EBITDA and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this report.

(In thousands)	Year Ended March 31,
EBITDA:	2003	2002	2001	2000	1999
Net (loss) income	$(38,764)	$(54,017)	$6,683	$2,651	$1,666

Interest expense	8,870	7,077	7,550	3,588	640
Income tax expense (benefit)	753	(1,926)	1,436	698	1,273
Depreciation	20,021	18,299	12,097	7,455	3,331
Amortization	129	2,152	1,961	1,281	190
Goodwill impairment charge	—	24,228	—	—	—
Cumulative effect of accounting change	5,346	—	—	—	—

Net (loss) income before interest expense, income taxes, depreciation and amortization (EBITDA)	$(3,645)	$(4,187)	$29,727	$15,673	$7,100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PEMSTAR Inc.

You should read the following discussion in conjunction with the “Selected Financial Data” section of this report and our consolidated financial statements and notes to those statements included elsewhere in this report. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statement. See “Cautionary Statements” below.

OVERVIEW

We provide a comprehensive range of global engineering, product design, automation and test, manufacturing and fulfillment services to customers in the communications, computing and data storage, industrial equipment, and medical industries. We provide these services on a global basis through 15 strategic locations in North America, South America, Asia and Europe. These customer solutions support our customers’ products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

PEMSTAR was founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM’s Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains one of our major customers. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of facilities in Austin, Texas; Guadalajara, Mexico; Tianjin, China; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; Taunton, Massachusetts; Mountain View, California; and Chaska, Minnesota. These growth initiatives have given us:

•	expanded geographic presence in established and emerging markets and strengthened our presence in target industries;

•	enhanced product and service offerings while allowing us to offer cost-effective manufacturing and engineering capabilities;

•	access to new customers; and

•	specialized product design, automation and test and manufacturing customer solutions.

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

RESULTS OF OPERATIONS

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

	Year Ended March 31,
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	95.3%	95.4%	91.5%

Gross profit	4.7%	4.6%	8.5%

Selling, general and administrative expenses	7.6%	8.1%	5.9%
Restructuring	.7%	—%	—%
Amortization	—%	.3%	.3%
Goodwill impairment charge	—%	3.7%	—%

Operating (loss) income	(3.6)%	(7.5)%	2.3%

Other income (expense) – net	—%	.1%	.2%
Interest expense	(1.3)%	(1.1)%	(1.2)%

(Loss) income before income taxes and cumulative effect of accounting change	(4.9)%	(8.5)%	1.3%

Income tax expense (benefit)	.1%	(.3)%	.2%

(Loss) income before cumulative effect of accounting change	(5.0)%	(8.2)%	1.1%

Cumulative effect of accounting change	(.8)%	—%	—%

Net (loss) income	(5.8)%	(8.2)%	1.1%

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Net sales – Our net sales for fiscal 2003 increased $10.7 million, or 1.6%, to $668.2 million from $657.5 million in fiscal 2002. This increase resulted from increased sales to existing and new customers in the computer and data storage, medical and industrial industries offset, in part, by decreased sales in our communications markets. Over the year, we continued to diversify our revenue base within the industries we serve. Net sales to the medical industry grew 75.1% to 5.9% of sales compared to 3.4% in fiscal 2002. Industrial equipment industry net sales increased 27.1% to 17.5% of sales from 14.0% in fiscal 2002. Net sales to the computer and data storage industry accounted for 39.4% of sales versus 38.1% a year ago. Net sales to communication customers for fiscal 2003 decreased as a percentage of total sales to 37.2% of sales compared to 44.5% in fiscal 2002. This decrease resulted from challenging economic conditions facing the communications industry. The Company’s five largest customers for fiscal 2003 accounted for approximately 47% of net sales, two of which exceeded 10% of net sales.

Gross profit – Our gross profit increased $1.1 million in fiscal 2003 to $31.1 million, from $30.0 million in fiscal 2002. This increase was due to cost savings of restructuring actions taken during fiscal 2003 offset, in part, by changes in sales mix including reduced sales volumes from higher gross profit communication customers. We incurred inventory write-downs of $8.1 million in fiscal 2003 versus $5.4 million in fiscal 2002 for excess inventory due to customer bankruptcies, reduced customer orders below anticipated levels and order cancellations as the communications market continued its decline early in our 2003 fiscal year. Over the year, we completed our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities. These actions are realizing cost savings exceeding $3 million per quarter. The facilities and infrastructure developed to support higher levels of net sales will continue to be an operating issue if sales volumes decrease. We will continue to monitor and take necessary actions in order to balance our cost structure to the anticipated level of net sales.

Selling, general and administrative expenses – Our selling, general and administrative expenses decreased $2.3 million to $51.1 million (7.6% of net sales) in fiscal 2003 from $53.4 million (8.1% of net sales) in fiscal 2002. We incurred charges for accounts receivable of $2.2 million in fiscal 2003 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $8.2 million in fiscal 2002. An additional significant factor in this decrease was the restructuring efforts completed in fiscal 2003. These decreases in selling, general, and administrative expenses were partially offset by increased expenses due to the startup of our new operation in Israel in fiscal 2003 and the full year impact of the Chaska operation, which was acquired in the latter part of fiscal 2002. We also incurred an increased level of legal, audit, insurance and information technology and software expenses in fiscal 2003 compared to fiscal 2002.

Restructuring costs – In fiscal 2003, we recognized restructuring costs of $4.2 million related to numerous actions taken to reduce our cost structure. The actions include, but are not limited to, severance costs, consolidation of certain facilities, and write-offs of certain assets and lease commitments.

Amortization – Amortization of goodwill and other intangibles decreased $2.1 million to $0.1 million in fiscal 2003 from $2.2 million in fiscal 2002, primarily as a result of our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. The adoption of this statement resulted in no amortization being taken in fiscal 2003 for new or existing goodwill on the balance sheet, however, it did result in an impairment charge of $5.3 million at the April 1, 2002 transition date for the cumulative effect of a change in accounting principle, which has been reflected in the fiscal 2003 net loss.

Other income (expense) – Other income, net, was $0.6 million in fiscal 2003 compared to other income, net, of $0.8 million in fiscal 2002. This change in other income was primarily a result of lower currency exchange gains in certain foreign locations.

Interest expense – Interest expense increased $1.8 million to $8.9 million in fiscal 2003 from $7.1 million in fiscal 2002. This increase reflects increased interest rates on our variable lines of credit, fees from covenant waiver negotiations and write-offs of loan fees relating to a reduction in total borrowings available under our domestic credit facility.

Income tax expense (benefit) – The income tax expense was $.8 million in fiscal 2003 compared to a tax benefit of $1.9 million in fiscal 2002. The low effective tax rate for fiscal 2003 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands, where the effective tax rate will continue until these operations are profitable as well as the low marginal tax rates on profits located in certain of our international operations. The benefit for fiscal 2002 was created as a result of the recognition of the available refund of previously paid taxes from the carryback of a portion of the fiscal 2002 United States tax loss to prior years.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Net sales – Our net sales for fiscal 2002 increased $22.2 million, or 3.5%, to $657.5 million from $635.3 million in fiscal 2001. This increase resulted from the acquisitions of US Assemblies New England, Inc., Pacific Consultants LLC, and MTS Systems’ Chaska operations, which accounted for $35.1 million of additional revenue in fiscal 2002. After eliminating the effects of acquisitions, our net sales decreased $12.9 million in fiscal 2002. This sales decrease is attributable to reduced sales to communications customers offset, in part, by sales increases with existing and new customers in our computer, storage, industrial and medical markets. Net sales to communication customers for fiscal 2002 decreased to 44.5% compared to 53.3% in fiscal 2001. The Company’s five largest customers for fiscal 2002 accounted for approximately 51% of net sales, two of which exceeded 10% of net sales.

Gross profit – Our gross profit decreased $24 million in fiscal 2002 to $30.0 million, from $54.0 million in fiscal 2001. This decrease was due, in part, to the sales decline at facilities operated for the full prior fiscal year and changes in sales mix including reduced sales volume from higher gross profit communication customers. Expansion of facilities during fiscal 2002 added fixed costs of $14.3 million for those facilities that were in operation in fiscal 2001. We also incurred inventory write-downs of $5.4 million in the current year for excess inventory due to reduced customer orders below anticipated levels and order cancellations. In addition, gross profit decreased due to transitional operating costs associated with shifting certain manufacturing programs from higher to lower cost facilities, start-up costs associated with new customers and severance costs resulting from reductions in workforce. The gross profit declines were offset by $6.0 million of gross profit from sales at acquired companies and facilities not in operation for the full fiscal year 2001. The facilities and other infrastructure developed to support higher levels of net sales will continue to be an operating issue as we enter fiscal 2003 and is being addressed with restructuring actions to reduce cash expenditures in fiscal 2003.

Selling, general and administrative expenses – Our selling, general and administrative expenses increased $16.0 million to $53.4 million (8.1% of net sales) in fiscal 2002 from $37.4 million (5.9% of net sales) in fiscal 2001. A significant factor in this increase was the uncertain collection of accounts receivable from emerging companies and customers in bankruptcy, which accounted for a charge for accounts receivable of $8.2 million in fiscal 2002. Many of these customers also contributed to the inventory charges noted above. Other increases to selling, general, and administrative expenses were primarily related to additional expenses of acquired businesses of $4.5 million and increased costs of information technology infrastructure and software of $2.2 million.

Amortization – Amortization of goodwill increased $0.2 million to $2.2 million in fiscal 2002 from $2.0 million in fiscal 2001, primarily as a result of amortization of goodwill arising out of our acquisition of US Assemblies New England, Inc. In addition, fiscal 2002 benefited as a result of no amortization of goodwill for the Pacific Consultants LLC and MTS Systems’ Chaska operation acquisitions completed after July 1, 2001, as required by the newly issued SFAS No. 142, “Goodwill and Other Intangible Assets”.

In fiscal 2002, we recognized goodwill impairment charges of $24.2 million related to our acquired facilities in Almelo, The Netherlands, San Jose, California and Taunton, Massachusetts. These charges are the conclusion from our analyses of the expected future cash flows in response to the reduced sales volumes experienced in fiscal 2002 in these locations.

Other income (expense) – Other income, net, was $0.8 million in fiscal 2002 compared to other income, net, of $1.0 million in fiscal 2001. This change in other income was primarily a result of lower gains on sales of fixed assets offset by higher currency gains in certain foreign locations.

Interest expense – Interest expense decreased $0.5 million to $7.1 million in fiscal 2002 from $7.6 million in fiscal 2001. This decrease reflects reduced overall interest rates on our variable line of credit.

Income tax expense (benefit) – The income tax benefit was $1.9 million in fiscal 2002 compared to a tax expense of $1.4 million in fiscal 2001. The benefit for fiscal 2002 was created as a result of the current year recognition of the available refund of previously paid taxes from the carryback of the fiscal 2002 United States tax loss to prior years. This benefit is offset, in part, by recorded valuation allowances for previously recognized deferred tax assets in certain tax jurisdictions. The United States carryback benefit was increased by $3.8 million as a result of the recent tax law changes, which extended the carryback period for the operating losses to five years. The fiscal 2002 benefits contrast with the fiscal 2001 expense at low rates resulting from profits located in primarily low tax non-United States jurisdictions.

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

Net cash (used in) provided by financing activities for fiscal 2003, 2002, and 2001 was ($9.9) million, $67.1 million, and $119.5 million respectively. Our principal use of cash in financing activities in fiscal 2003 included a net decrease of revolving credit facilities and long-term borrowings of $18.7 million offset by proceeds from the sale and leaseback of equipment of $1.7 million and our worldwide headquarters facility in Rochester, MN of $5.8 million.

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

In May 2002, the Company sold to two investors $5 million face value of 6 1/2% convertible senior subordinated notes with a conversion price of $2.28 per share with companion seven year warrants at $2.28 per share to purchase 0.8 million shares of the Company’s common stock. This sale was part of a proposed placement of up to $50 million of convertible notes with attached warrants to purchase common stock. In May 2002, the Company granted additional warrants to purchase 1.0 million shares of the Company’s common stock at a price of $2.00 to the investors to complete its initial obligation under the agreement. In July 2002, the Company issued additional warrants to purchase 0.3 million shares of the Company’s common stock at a price of $1.62 to the investors in connection with the termination of the arrangement.

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

As noted above, the domestic revolving credit facilities were replaced subsequent to year end to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. The Company has historically experienced violations of covenants under its domestic revolving facilities and has always received waivers for such violations. At March 31, 2003 the Company was in violation of certain covenants under the previous credit facilities, however, it entered into its new credit facility prior to requesting a waiver. These new facilities require the maintenance of certain minimum cash flow levels. In anticipation of a potential covenant violation at the end of its first fiscal quarter of 2004, the Company obtained a waiver from its lenders providing relief for the potential violation, as well as, amending future covenant requirements to reflect expected operating results for the balance of fiscal 2004. The Company’s operating plan includes initiatives to reduce specific cash expenditures related to general and administrative expenses.

During the quarter ended December 31, 2003 the Company was in negotiation with lenders related to shortfalls from minimum cash flow covenants in its domestic credit facilities. In January, 2004 the Company obtained an amendment to those facilities, with effectiveness from September 30, 2003, reducing the required minimum cash flow requirements, limiting their application to quarterly measurement periods (reduced from monthly requirements) and providing that such covenants will not be applicable during quarters in which the Company maintains $13,000 of borrowing availability under the line in excess of actual borrowed amounts. An additional amendment was obtained, which temporarily allows for full use of available collateral, which could have become restricted by customer balance concentration limits of the facilities.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company is obligated to make future payments under various contracts, such as debt agreements, lease agreements, and unconditional purchase obligations, and has certain contingent commitments related to a business acquisition. The following table represents contractual cash obligations and other commercial commitments of the Company as of March 31, 2003:

(Amounts in thousands)	Total	Due in Fiscal 2004	Due in Fiscal 2005	Due in Fiscal 2006	Due in Fiscal 2007	Due in Fiscal 2008	Due Thereafter
Revolving credit facilites	$57,870	$57,870	$—	$—	$—	$—	$—
Other long-term debt	20,703	10,427	1,806	1,711	1,512	5,003	244
Capital lease obligations	37,535	6,284	2,766	1,345	1,356	1,383	24,401
Operating leases	49,834	11,936	9,679	8,175	5,885	5,200	8,959
Unconditional purchase obligations	13,681	13,681	—	—	—	—	—

Total contractual cash obligations	$179,623	$100,198	$14,251	$11,231	$8,753	$11,586	$33,604

Domestic revolving credit facilities of $45,851, included above will not require repayment on a current basis, provided that credit facility covenants continue to be met. See Notes 2, 7 and 11 to the Consolidated Financial Statements for additional information regarding these obligations.

(Amounts in thousands)	Committed Total Amounts	Amount of commitment expiration
		1 year	2 years	3 years	4 years	5 years	Over 5 years
Standby letters of credit	$6,138	$5,138	$1,000	$—	$—	$—	$—

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

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations”, for a disposal of a segment of a business. The adoption of this pronouncement at April 1, 2003 had no material impact on our consolidated results of operations, financial position or cash flows.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity Including Certain Costs Incurred in a Restructuring” (EITF 94-3). The principal difference between SFAS No. 146 and EITF 94-3 relates to SFAS No. 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by FASB in this statement is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This statement also establishes that fair value is the objective for initial measurement of the liability. The effective date of the new statement is January 1, 2003, with earlier adoption encouraged. The Company does not believe adoption of this statement will materially impact the Company’s financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and adjustments, including those related to returns, bad debts, inventories, intangible assets, income taxes, restructuring costs, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Bad Debt – The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company’s financial position and results of operations.

Inventories – We value our inventories on a first-in, first-out basis at the lower of cost or estimated market value. Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand, forecasted average selling price and its ability to sell excess inventory quantities back to its customers. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company’s financial position and results of operations, if additional write-offs are required.

Goodwill and Intangible Impairment – During the year ended March 31, 2002, we recorded $24.2 million in impairment losses related to goodwill and other intangible assets under accounting principles effective at that time. Effective April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill and other intangible assets with indefinite lives are no longer amortized. This standard requires, at a minimum, that we perform an annual assessment of the carrying value of these assets. If the carrying value of goodwill and intangible assets exceeds its fair value, an impairment loss will be recognized. During the year ended March 31, 2003, we recorded a $5.3 million impairment loss as the transition date cumulative effect of a change in accounting principle. See Note 1 to the Consolidated Financial Statements, included herein. In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These cash flow estimates take into account current customer volumes and the expectation of new or renewal projects, historic gross margins, historic working capital parameters and planned capital expenditures. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Long-lived assets – The Company follows SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company measures the impairment utilizing discounted cash flows. The Company adopted SFAS No. 144 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” at April 1, 2003. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121. This adoption had no material impact on the Company’s consolidated results of operations, financial position or cash flows.

Income Taxes – In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. During the year ended March 31, 2003, we recorded $8.6 million of additional valuation allowances related to our net deferred tax assets as of March 31, 2003, bringing the total allowance to $35.5 million.

CAUTIONARY STATEMENTS

This report contains certain “forward-looking” statements. These forward-looking statements may contain statements of intent, belief or current expectations of Pemstar Inc. and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements. In addition to factors discussed above, risks and uncertainties that may cause such differences include but are not limited to; a continued decline in economic conditions or a recession; the effects of September 11, 2001, or future terrorist attacks in the United States and the engagement of military forces of the United States and its allies in other parts of the world, as well as any future events in response to these developments, including rumors or threats of war, actual conflicts or trade disruptions; changes in demand for electronics manufacturing and design services; changes in demand by major customers due to cancellations, reductions or delays of orders; shortages or price fluctuations in component parts; difficulties managing our expansion and integrating acquired businesses; increased competition and other risk factors listed from time to time in the Company’s Securities and Exchange

Commission filings, including but not limited to Exhibit 99 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003. The foregoing list is not exhaustive and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

CONSOLIDATED BALANCE SHEETS

PEMSTAR Inc.

(In thousands, except per share data)	March 31, 2003	March 31, 2002
	(Restated—See Note 7)	(Restated—See Note 7)
Assets
Current assets:
Cash and cash equivalents	$32,762	$11,483
Restricted cash	4,268	1,423
Accounts receivable, net	112,316	122,752
Recoverable income taxes	282	3,873
Inventories, net	69,279	92,929
Unbilled services	10,797	16,356
Deferred income taxes	35	45
Prepaid expenses and other	7,474	8,507

Total current assets	237,213	257,368

Property, plant and equipment, net	93,200	99,108

Goodwill, net	33,771	34,678
Deferred income taxes	1,705	1,111
Other assets	6,173	3,459

Total assets	$372,062	$395,724

Liabilities and shareholders’ equity
Current liabilities:
Revolving credit facilities and current maturities of long-term debt	$68,297	$75,946
Current maturities of capital lease obligations	5,288	10,865
Accounts payable	88,083	79,410
Income taxes payable	191	21
Accrued expenses and other	22,631	15,738

Total current liabilities	184,490	181,980

Long-term debt, less current maturities	10,276	9,393
Capital lease obligations, less current maturities	12,843	3,122
Other liabilities and deferred credits	4,586	7,832

Shareholders’ equity:
Common stock, par value $0.01, 150,000 shares authorized; shares issued and outstanding; 2003—37,486 shares; 2002—36,701 shares	375	367
Additional paid-in capital	234,943	232,233
Accumulated other comprehensive loss	(14)	(2,131)
Accumulated deficit	(74,928)	(36,164)
Loans to shareholders	(509)	(908)

Total shareholders’ equity	159,867	193,397

Total liabilities and shareholders’ equity	$372,062	$395,724

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

PEMSTAR Inc.

(In thousands, except per share data)	Year Ended March 31,
	2003	2002	2001
Net sales	$668,175	$657,493	$635,307
Costs of goods sold	637,074	627,457	581,278

Gross profit	31,101	30,036	54,029

Selling, general and administrative expenses	51,076	53,351	37,366
Restructuring costs	4,249	—	—
Amortization	129	2,152	1,961
Goodwill impairment charges	—	24,228	—

Operating (loss) income	(24,353)	(49,695)	14,702

Other income (expense)—net	558	829	967
Interest expense	(8,870)	(7,077)	(7,550)

(Loss) income before income taxes and cumulative effect of accounting change	(32,665)	(55,943)	8,119

Income tax expense (benefit)	753	(1,926)	1,436

(Loss) income before cumulative effect of accounting change	(33,418)	(54,017)	6,683

Cumulative effect of accounting change	(5,346)	—	—

Net (loss) income	$(38,764)	$(54,017)	$6,683

Basic (loss) income per common share:
(Loss) income before cumulative effect of accounting change	$(.90)	$(1.56)	$.29
Cumulative effect of accounting change	(.14)	—	—

Net (loss) income	$(1.04)	$(1.56)	$.29

Diluted (loss) income per common share:
(Loss) income before cumulative effect of accounting change	$(.90)	$(1.56)	$.25
Cumulative effect of accounting change	(.14)	—	—

Net (loss) income	$(1.04)	$(1.56)	$.25

Shares used in computing net (loss) income per common share:
Basic	37,133	34,717	23,013
Diluted	37,133	34,717	26,943

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

PEMSTAR Inc.

(In thousands)	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Loans to Shareholders	Total
	Shares	Amount
Balance, March 31, 2000	13,819	$138	$15,395	$(772)	$11,170	$(3,258)	$22,673
Issuance of common stock in employee stock programs	449	4	1,719	—	—	(200)	1,523
Payments on loans to shareholders	—	—	—	—	—	1,194	1,194
Issuance of common stock	9,316	94	93,523	—	—	—	93,617
Conversion of preferred stock	4,710	47	26,502	—	—	—	26,549
Comprehensive income:
Net income	—	—	—	—	6,683	—	6,683
Foreign currency translation adjustment	—	—	—	(1,527)	—	—	(1,527)

Comprehensive income	—	—	—	—	—	—	5,156

Balance, March 31, 2001	28,294	283	137,139	(2,299)	17,853	(2,264)	150,712
Issuance of common stock in employee stock programs	1,271	12	5,782	—	—	(108)	5,686
Payments on loans to shareholders	—	—	—	—	—	1,464	1,464
Issuance of common stock	6,275	63	79,321	—	—	—	79,384
Issuance of common stock in connection with business acquisitions	861	9	9,991	—	—	—	10,000
Comprehensive (loss) income:
Net loss	—	—	—	—	(54,017)	—	(54,017)
Foreign currency translation adjustment	—	—	—	168	—	—	168

Comprehensive loss	—	—	—	—	—	—	(53,849)

Balance, March 31, 2002	36,701	367	232,233	(2,131)	(36,164)	(908)	193,397
Issuance of common stock in employee stock programs	785	8	1,092	—	—		1,100
Payments on loans to shareholders	—	—	—	—	—	399	399
Issuance of warrants	—	—	1,618	—	—	—	1,618
Comprehensive (loss) income:
Net loss	—	—	—	—	(38,764)	—	(38,764)
Foreign currency translation adjustment	—	—	—	2,117	—	—	2,117

Comprehensive loss	—	—	—	—	—	—	(36,647)

Balance, March 31, 2003	37,486	$375	$234,943	$(14)	$(74,928)	$(509)	$159,867

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PEMSTAR Inc.

	Year ended March 31,
(In thousands)	2003	2002	2001
Cash flows from operating activities:
Net (loss) income	$(38,764)	$(54,017)	$6,683
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	20,021	18,299	12,097
Amortization	1,693	3,085	1,961
Goodwill impairment charge/accounting change	5,346	24,228	—
Deferred income taxes	(584)	1,059	(146)
Loss(gain) on sale of property, plant and equipment	48	(49)	(417)
Restructuring charge for property, plant and equipment	1,038	—	—
Other deferred credits	(844)	(356)	(292)
Change in operating assets and liabilities:
Accounts receivable	12,885	(12,596)	(41,563)
Inventories	24,991	24,986	(43,222)
Recoverable income taxes	3,591	(3,873)	—
Unbilled services	5,559	(6,622)	(7,804)
Prepaid expenses and other	1,487	(2,318)	(4,816)
Accounts payable	7,285	7,554	21,149
Accrued expenses and other	3,559	313	2,151

Net cash provided by (used in) operating activities	47,311	(307)	(54,219)
Cash flows used in investing activities:
Decrease (increase) in restricted cash	1,296	(1,090)	10
Business acquisitions, net of cash acquired	(4,376)	(24,361)	(21,225)
Proceeds from sale of property, plant and equipment	42	2,178	1,073
Purchases of property, plant and equipment	(12,555)	(37,930)	(42,542)

Net cash used in investing activities	(15,593)	(61,203)	(62,684)
Cash flows from financing activities:
Bank overdrafts	—	(13,504)	3,242
Proceeds from common stock sales	—	79,384	93,899
Proceeds from sale of warrants	560	—	—
Proceeds from employee stock sales	1,100	5,686	1,241
Payments on loans to shareholders	399	1,464	1,194
Proceeds from government grants	300	550	—
Proceeds from sale and leaseback	7,476	911	4,060
Principal payments on debt facilities	(54,274)	(60,072)	(94,457)
Proceeds from debt facilities	35,592	54,156	110,968
Debt placement costs	(1,099)	(1,411)	(635)

Net cash (used in) provided by financing activities	(9,946)	67,164	119,512

Effect of exchange rate changes on cash	(493)	(53)	546

Net increase in cash and cash equivalents	21,279	5,601	3,155
Cash and cash equivalents:
Beginning of year	11,483	5,882	2,727

End of year	$32,762	$11,483	$5,882

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PEMSTAR Inc.

(In thousands, except per share data)

Note 1. Nature of Business and Significant Accounting Policies

Business – PEMSTAR Inc. (the “Company) is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing and data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

Principles of consolidation – The accompanying financial statements include the accounts of the Company, its majority-owned subsidiaries and the Company’s share of net earnings or losses of 50 percent or less owned companies accounted for using the equity method. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition – Revenue from the sales of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company’s premises at the request of the customer, when title and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. Such services provided under fixed price contracts are accounted for using the percentage of completion method as outlined in SOP 81-1, “Accounting for Performance of Contract-Type and Certain Production-Type Contracts”. Revenue recognized in excess of billed amounts under fixed price contracts or unbilled engineering services is classified as unbilled services in the balance sheet.

Cash and cash equivalents – The Company considers all highly liquid debt securities purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Inventories – Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.

Property, plant and equipment – Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Number of Years
Buildings and improvements	4 to 40
Machinery and equipment	4 to 7
Furniture and fixtures	2 to 10
Computer hardware and software	4

Amortization of assets acquired under capital leases is included with depreciation expense.

Goodwill – Effective April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives. Prior to 2003, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. Goodwill at March 31, 2003 and 2002 of $33,771 and $34,678, respectively, is net of accumulated amortization of $1,860.

SFAS No. 142 required the Company to complete an impairment review of its goodwill assets. As a result of the Company’s completion of its transitional impairment test using a discounted cash flow model as required by SFAS No. 142, it determined that goodwill pertaining to one of its acquisitions was impaired. As such, the Company recorded as a cumulative effect of a change in accounting principle a write-off of goodwill in the amount of $5,346 on which the Company recognized no tax benefit.

During 2002, the Company evaluated its goodwill under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. As a result of this evaluation, the Company recorded a goodwill impairment charge of $24,228.

As reconciliation of reported net (loss) income adjusted to reflect the adoption of SFAS No. 142 as if it had been effective April 1, 2000 is provided below:

	Year Ended March 31,
	2003	2002	2001
Reported net (loss) income	$(38,764)	$(54,017)	$6,683
Add: Adjustment for accounting change (1)	5,346	—	—
Amortization, net of tax	—	2,152	856

Adjusted net (loss) income	$(33,418)	$(51,865)	$7,539

Reported basic (loss) income per common share	$(1.04)	$(1.56)	$.29
Add: Adjustment for accounting change	.14	—	—
Amortization, net of tax	—	.07	.04

Adjusted basic net (loss) income per common share	$(.90)	$(1.49)	$.33

Reported diluted (loss) income per common share	$(1.04)	$(1.56)	$.25
Add: Adjustment for accounting change	.14	—	—
Amortization, net of tax	—	.07	.03

Adjusted diluted net (loss) income per common share	$(.90)	$(1.49)	$.28

(1)	Reported in fourth fiscal quarter as a change to first fiscal quarter

Long-lived assets – The Company follows SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company measures the impairment utilizing discounted cash flows.

Estimated warranty claim – The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a three-month period after the sale. Based upon historical experience, the accrual for warranty claims is not material at March 31, 2003 and 2002.

Foreign currency – For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Assets and liabilities denominated in other than the local currency are re-measured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Comprehensive income (loss) reflects the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments.

Shipping and handling fees – The Company classifies costs associated with shipping and handling fees as a component of cost of goods sold. Customer billings related to shipping and handling fees are reported as net sales.

Income taxes – The Company accounts for income taxes following the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Research and development – Research and development costs are expensed when incurred and totaled $1,011, $1,015 and $489 for the years ended March 31, 2003, 2002, and 2001, respectively.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand and forecasted average selling price. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company’s financial position and results of operations.

The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company’s financial position and results of operations.

Stock-based compensation – The Company has adopted the pro-forma disclosure only requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, and accordingly, accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Compensation expense is recorded on the date stock options are granted only if the current fair market value of the underlying stock exceeds the exercise price of the option. Accordingly, no compensation cost has been recognized for grants under these stock option plans since the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net (loss) income would have been changed to the pro forma amounts reported below.

	Year Ended March 31,
	2003	2002	2001
Net (loss) income:
As reported	$(38,764)	$(54,017)	$6,683
Additional compensation expense, net of tax	(2,625)	(2,819)	(2,476)

Pro forma	$(41,389)	$(56,836)	$4,207
Basic (loss) earnings per share:
As reported	$(1.04)	$(1.56)	$0.29
Pro forma	(1.11)	(1.64)	0.18
Diluted (loss) earnings per share:
As reported	$(1.04)	$(1.56)	$0.25
Pro forma	(1.11)	(1.64)	0.16

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

Net (loss) income per common share – The Company follows the provisions of SFAS No. 128, “Earnings Per Share.” Basic net (loss) income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net (loss) income per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 15 and convertible preferred stock as discussed in Note 13).

The following table reflects the components of common shares outstanding in accordance with SFAS No. 128:

	Year ended March 31,
	2003	2002	2001
Weighted average common shares outstanding – basic	37,133	34,717	23,013
Effect of dilutive securities:
Preferred stock conversion	—	—	1,677
Stock options	—	—	2,253

Shares used in computing net income (loss) per common share – diluted	37,133	34,717	26,943

Common stock equivalents and their impact on net loss have been excluded from the diluted per share calculation for 2003 and 2002, since the Company incurred net losses and the inclusion of common stock equivalents would have had an anti-dilutive impact. Potentially dilutive securities, which have been excluded, consist of i) unexercised stock options and warrants to purchase 5,978 and 3,465 shares of the Company’s common stock as of March 31, 2003 and 2002, respectively, and ii) 2,193 shares of the Company’s common stock issuable upon conversion of convertible debt as of March 31, 2003.

New Accounting Pronouncements – In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations”, for a disposal of a segment of a business. The Company adopted this pronouncement at April 1, 2003. This adoption had no material impact on the Company’s consolidated results of operations, financial position or cash flows.

At April 1, 2002, the Company adopted the provisions of FASB No. 146, “Accounting for Exit Costs”. This statement addresses financial accounting and reporting for costs associated with exit activities in relation to business acquisitions or restructuring of operations. This adoption had no material impact on the Company’s consolidated results of operations, financial position or cash flows.

Reclassification – Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no impact on previously reported net (loss) income or shareholders’ equity.

Note 2. Acquisitions

In August 2000, the Company acquired Turtle Mountain Corporation. Turtle Mountain is an electronics manufacturing service provider for commercial and military customers. The purchase price of $20,638, including liabilities assumed, was funded with proceeds of a term loan of $9,500 with the remainder borrowed under the Company’s operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $9,680 has been recorded as goodwill and was being amortized over an estimated useful life of 20 years until March 31, 2002 when a new accounting pronouncement was adopted (See Note 1). In September 2001, in connection with the terms of the purchase agreement, the Company was required to pay additional contingent consideration, which had the effect of increasing the purchase price and goodwill by $750.

In May 2001, the Company acquired certain assets and assumed certain liabilities of U.S. Assemblies New England, Inc., which operates through an 85,000 square foot facility located in Taunton, Massachusetts. The purchase price of $14,522, including $1,646 of assumed indebtedness was funded under the Company’s operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $11,913 was recorded as goodwill prior to the remaining unamortized balance of $11,367 being written off in March 2002 as a result of the Company’s analysis of impairment.

In September 2001, the Company purchased the membership interests and business of Pacific Consultants LLC (a provider of electromechanical design and test consulting services). The initial purchase price was approximately $20,642, including common stock valued at $10,000, cash and costs of $6,792, and cash or common stock of $3,850 payable up to two years from the date of the acquisition. The purchase agreement provides for additional adjustment of the purchase price, payable in cash or common stock, up to an additional $40,000, if earnings targets are met for the acquired business in the two years following the close. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and has not been amortized in accordance with SFAS No. 142. Goodwill of $17,356 was recorded at March 31, 2002 and increased by $4,376 in the year ended March 31, 2003, for payments made in connection with purchase agreement adjustment of purchase price contract provisions.

In November 2001, the Company purchased certain assets from MTS Systems Corporation including equipment located in Chaska, Minnesota. The purchase price of $3,647 was funded under the Company’s operating line of credit. The transaction was recorded as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The excess of purchase price over the fair value of net assets acquired of $1,257 was recorded as goodwill and has not been amortized in accordance with SFAS No. 142.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition for acquisitions since adoption of SFAS No. 141, which includes the Pacific Consultants LLP and MTS Systems Corporation transactions.

Current assets	$6,585
Property, plant and equipment	1,178
Intangible assets not subject to amortization	100
Goodwill	18,613
Current liabilities	(2,235)
Noncurrent liabilities	(494)

Net assets acquired	$23,747

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

Unaudited Pro Forma Consolidated Statements of Operations

	Year ended March 31,
	2002	2001
Net sales	$674,016	$650,904
Net (loss) income	(53,767)	6,944

Net (loss) income per common share – basic	$(1.55)	$.30
Net (loss) income per common share – diluted	(1.55)	.26

Note 3. Accounts Receivable

Accounts receivable consists of the following:

	March 31,
	2003	2002
Accounts receivable	$115,799	$131,476
Less allowance for doubtful accounts	(3,483)	(8,724)

	$112,316	$122,752

Note 4. Inventories

Inventories consist of the following:

	March 31,
	2003	2002
Raw materials	$57,971	$85,587
Work in process	10,078	8,763
Finished goods	6,611	5,255
Less allowance for inventory obsolescence	(5,381)	(6,676)

	$69,279	$92,929

Note 5. Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:

	March 31,
	2003	2002
Land	$2,587	$3,027
Buildings and improvements	27,134	27,362
Machinery and equipment	80,243	73,046
Computer hardware and software	27,341	24,091
Construction in progress	11,354	10,113

	148,659	137,639
Less accumulated depreciation	(55,459)	(38,531)

	$93,200	$99,108

Note 6. Goodwill, Net

Goodwill consists of the following:

	March 31,
	2003	2002
Goodwill	$35,631	$36,538
Less accumulated amortization	(1,860)	(1,860)

	$33,771	$34,678

Note 7. Financing Arrangements

Revolving credit facilities and long-term debt consist of the following:

	March 31,
	2003	2002
Domestic revolving credit facilities, interest at prime plus a margin ranging up to 350 basis points or LIBOR plus a margin ranging from 175 to 350 basis points (7.37% at March 31, 2003 and 6.39% at March 31, 2002)	$45,851	$61,947
Foreign revolving credit facilities, interest rates ranging from 4.8% to 5.85% or LIBOR plus a margin of 150 basis points (5.85% at March 31, 2003 and 5.5% at March 31, 2002)	12,019	3,283
Convertible senior subordinated notes bearing interest at 6.5%, due May 1, 2007	4,541	—
Notes payable bearing interest ranging from 5.3% to 7.1%, due in monthly payments of principal and interest of $297 through April 2004 for domestic notes and a balloon payment of $1,812 for a foreign note. The notes are secured by equipment	5,308	7,662
Foreign notes payable, interest 5.0% through June 2004 and prime less 100 basis points thereafter to June 2007, due in monthly payments of $117 through June 2007. The notes are secured by buildings	5,951	6,894
Bonds payable to the City of Rochester with variable interest rates ranging from 1.35% to 1.40%, interest due monthly. Annual principal payments ranging from $155 to $575 are due through June 2018	3,870	4,445
Other	1,033	1,108

	78,573	85,339
Less current maturities	(68,297)	(75,946)

	$10,276	$9,393

The Company restated its Consolidated Balance Sheets as of March 31, 2003 and 2002 to properly classify its domestic revolving line of credit as a current liability in accordance with the Emerging Issues Task Force conclusions on Issue Number 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement” (“EITF 95-22”). This restatement had no impact on the Company’s results of operations or cash flows for the fiscal years ended March 31, 2003, 2002 or 2001. The domestic revolving line of credit is classified as current liability in accordance with EITF 95-22, since the Loan and Security Agreement contain a subjective acceleration clause and contract provisions that require the cash receipts of the Company to be used to repay amounts outstanding under the credit facility (See Note 18).

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

Aggregate maturities of long-term debt are as follows:

Year ending March 31:
2004	$68,297
2005	1,806
2006	1,711
2007	1,512
2008	5,003
Thereafter	244

$78,573

In May 2002, pursuant to a securities purchase agreement, the Company sold to two investors $5,000 face value of 6 ½% convertible senior subordinated notes with a conversion price of $2.28 per share together with a seven year warrant which provided for the purchase of 788 shares of the Company’s common stock at an exercise price of $2.28 per share. The initial carrying value of the notes was reduced by $532 for the fair value of the common stock warrant issued to the two investors. The discount to the note is being amortized over the seven-year life of the note.

As consideration for entering into the transaction, in lieu of cash, the Company issued additional warrants to the two investors to purchase 1,000 shares of the Company’s common stock at an exercise price of $2.00 per share. The fair value of the warrants of $898 was capitalized as financing fees and is being amortized over the seven year life of the notes.

In July 2002, the Company entered into an amendment and termination agreement eliminating the remaining obligation to sell notes and related warrants pursuant to the securities purchase agreement. The Company issued additional warrants in consideration for the amendment and termination agreement providing for the purchase of 250 shares of the Company’s common stock. The fair value of the warrants of $188 was charged to interest expense as a cost of termination of the agreement.

As of March 31, 2003, the Company had revolving credit facilities with IBM Credit Corporation and US Bank totaling $80,000 ($65,000 – “ Revolver A” and $15,000 – “Revolver B”, respectively) for revolving credit loans and letters of credit, which expire at December 2003. Under available borrowing base limitations, calculated as percentage of eligible accounts receivable and inventory balances, the Company could borrow $46,938 under the agreements at March 31, 2003. In April 2003, the Company entered into new revolving credit facilities with Congress Financial Corporation and Fleet Capital Corporation, which, as amended to include US Bank, provide up to $90,000 of revolving credit loans and letters of credit and expire in April 2006. The facilities, which are limited to the lesser of the facilities amount or the available borrowing base, calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or Eurodollar rate plus a margin from 75 to 150 basis points, and 275 to 350 basis points, respectively, depending on excess available borrowing capacity within the facilities. The Company is obligated to pay a monthly fee of ½        % on the unused portion of the facilities. The Company used proceeds to pay off existing domestic revolving credit facilities with IBM Credit Corporation and US Bank, leaving remaining credit available under the new agreements at $17,355 at the closing date of April 29, 2003. The revolving credit facilities are collateralized by substantially all domestic assets and by investments in foreign subsidiaries.

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

Note 8. Restructuring Costs

During fiscal 2003, the Company incurred restructuring costs of $4,249. Of this, $1,810, related to the decision to consolidate separate manufacturing facilities in San Jose, California, into a single facility, consisting of lease continuation costs of $1,037 and accelerated amortization of leasehold improvements of $773. Additionally, $2,439 of severance costs were incurred, primarily in The Netherlands and in the United States’ locations, responding to reductions in local business requirements. Restructuring costs remaining to be paid consist of amounts to satisfy remaining lease term requirements of $537.

Note 9. Other Income (Expense) – Net

The other income and expense consists of the following:

	Year Ended March 31,
	2003	2002	2001
Foreign currency gains	$387	$691	$507
Minority interest in net loss of consolidated subsidiaries	—	—	84
Other income (expense)-net	171	138	376

	$558	$829	$967

Note 10. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company’s revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

Note 11. Commitments and Contingencies

The Company has various capital and operating leases, which expire on various dates through 2013. Future minimum payments under both capital leases and operating leases are as follows:

Year Ending March 31,	Capital Leases	Operating Leases
2004	$6,284	$11,936
2005	2,766	9,679
2006	1,345	8,175
2007	1,356	5,885
2008	1,383	5,200
Thereafter	24,401	8,959

Total minimum lease payments	37,535	$49,834

Less amount representing interest	(19,404)

Present value of minimum lease payment	18,131
Less current portion	(5,288)

	$12,843

Property, plant and equipment includes the following amounts for capitalized leases:

	March 31,
	2003	2002
Buildings and improvements	$11,691	$—
Machinery and equipment	4,655	14,154
Furniture and fixtures	—	649
Computer hardware and software	8,634	8,328

	24,980	23,131
Less accumulated depreciation	(6,256)	(6,085)

	$18,724	$17,046

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

The Company is currently a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned in re PEMSTAR Securities Litigation, alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. The lawsuit is a consolidation of several lawsuits, the first of which was commenced in United States District Court for the District of Minnesota on July 24, 2002. The plaintiffs, several individual shareholders, allege, in essence, that the defendants defrauded the Company’s shareholders by making optimistic statements during a time when they should have known that business prospects were less promising and allege that the registration statement filed by the Company in connection with the secondary offering contained false, material misrepresentations. An Amended Consolidated Complaint was filed January 9, 2003. On August 23, 2002 and October 2, 2002 two different individual shareholders also commenced virtually identical shareholder derivative actions against the Company as nominal defendant and its Board. Those actions are currently pending in Unites States District Court for the District of Minnesota. The allegations in the derivative actions are based on many of the same facts that gave rise to the securities action. The lawsuit alleges that the Board of the Company breached its fiduciary duties. It is too early to predict the likelihood of prevailing on the various lawsuits described above. Pemstar believes the actions are wholly without merit and is vigorously defending against the claims. The Company has recorded no loss accrual as such amounts are not deemed estimable.

Note 12. Income Taxes

Income (loss) before income taxes consisted of the following:

	Year ended March 31,
	2003	2002	2001
Domestic	$(43,342)	$(57,885)	$3,403
Foreign	10,677	1,942	4,716

	$(32,665)	$(55,943)	$8,119

The provision for income taxes consisted of the following:

	Year ended March 31,
	2003	2002	2001
Current:
Domestic	$76	$(5,638)	$2,500
Foreign	1,261	2,653	(918)

	1,337	(2,985)	1,582
Deferred:
Domestic	—	2,418	(1,247)
Foreign	(584)	(1,359)	1,101

	(584)	1,059	(146)

	$753	$(1,926)	$1,436

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

	Year ended March 31,
	2003	2002	2001
Computed “expected” tax rate	$(11,106)	$(19,021)	$2,761
Increase (decrease) in income taxes resulting from:
State taxes, net of credits and federal income tax benefit	(2,224)	(1,608)	105
Benefit of foreign sales/extraterritorial income exclusion	(263)	(291)	(244)
Foreign taxes	(5,409)	(7,896)	(1,284)
Valuation allowance	8,553	26,962	—
Other	384	(72)	98

	$753	$(1,926)	$1,436

A summary of deferred tax assets and liabilities is as follows:

	March 31,
	2003	2002
Deferred tax assets:
Allowance for doubtful accounts	$1,280	$2,694
Allowance for inventory obsolescence	1,685	1,667
Reserve for goodwill impairment	8,846	7,914
Deferred revenue	697	886
Domestic net operating losses	22,521	5,476
State tax credits	1,254	1,142
Foreign expenses accelerated for book purposes	5,011	1,539
Foreign net operating losses	4,545	11,025
Other	1,569	633

Total deferred tax assets	47,408	32,976
Deferred tax liabilities:
Accelerated depreciation	(2,244)	(1,477)
Foreign expenses accelerated for tax purposes	(7,648)	(2,878)
Other	(261)	(503)

Total deferred tax liabilities	(35,515)	(4,858)
Valuation allowance:
Domestic	(35,348)	(18,432)
Foreign	(168)	(8,530)

Total valuation allowance	(35,515)	(26,962)

Net deferred tax assets	$1,740	$1,156

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

Note 13. Mandatorily Redeemable and Convertible Preferred Stock

The Company has authorized 5,000 shares of $0.01 par value preferred stock. As of March 31, 2000, 667 shares, of which 570 were outstanding, were designated as Series A, and 1,000 shares were designated and outstanding as Series B. The preferred stock was automatically converted into 4,710 shares of common stock at conversion prices of $5.00 per share for Series A and $6.00 per share for Series B for upon the completion of the Company’s initial public offering in August 2000.

Note 14. Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

	Year Ended March 31,
	2003	2002	2001
Net sales:
Americas	$475,725	$478,965	$529,907
China	66,835	61,897	41,875
Asia, other	57,810	66,705	31,107
Europe	67,805	49,926	32,418

	$668,175	$657,493	$635,307

Long-lived assets:
Americas	$96,457	$94,590	$67,018
China	21,562	19,990	19,659
Asia, other	13,738	20,767	14,210
Europe	3,092	3,009	5,033

	$134,849	$138,356	$105,920

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company’s products are concentrated among specific customers in the same industry. The Company generally does not require collateral. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate.

Customers that accounted for more that 10% of consolidated net sales are as follows:

	Year Ended March 31,
	2003	2002	2001
Customer A	23.4%	24.8%	23.0%
Customer B	10.8	14.0	16.0
Customer C	—	—	11.0

As of March 31, 2003 and 2002, receivables from these customers represented 24% and 29% of total accounts receivable, respectively.

Note 15. Shareholders’ Equity

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

Following is a summary of stock option activity for the fiscal years ended March 31:

	Year Ended March 31,
	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,465	$7.44	4,419	$5.93	3,845	$3.91
Granted	1,298	1.78	704	11.30	1,189	11.44
Exercised/forfeited	(823)	6.98	(1,658)	5.05	(615)	3.96

Outstanding, end of year	3,940	5.67	3,465	7.44	4,419	5.93

Exercisable, end of year	2,197	6.38	2,074	5.49	3,081	5.08
Weighted average fair value per share of options granted during the year	$1.76	—	$9.38	—	$10.92	—

At March 31, 2003, the options outstanding have average remaining contractual lives and exercise prices as follows:

Shares	Average Contractual Life	Exercise Price
1,403	8.7 years	$ .33 – $ 4.99
1,508	6.6 years	$ 5.00 – 9.99
966	7.7 years	$10.00 – 14.99
63	8.0 years	$15.00 – 23.31

As of March 31, 2003 and 2002, the Company had loans outstanding to shareholders in connection with stock sales and the exercise of stock options for the purchase of 136 shares and 176, respectively. Loans totaling $108 and $401 are due in November, 2003 and March, 2005, respectively, and bear interest at 2.71% to 2.72%. The loans are secured by the shares of common stock purchased and full recourse against the respective shareholder’s personal assets.

Note 16. Employee Benefit Plans

Retirement Plans

The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants’ contributions and, at its discretion, may provide employer contributions based on the Company’s performance and other factors. Employer contributions for the years ended March 31, 2003, 2002 and 2001 totaled, $1,486, $1,366 and $1,063, respectively.

The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2003, the fair value of the plan assets and projected benefit obligations were $4,462 and $4,467, respectively. Expenses associated with this plan totaled $201 and $122 for the years ended March 31, 2003 and 2002, respectively.

Employee	Stock Purchase Plan

During 2001, the Company established an employee stock discount purchase plan that provides for the sale of up to 1,000 shares, as amended during 2002, of the company’s stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company’s common stock at the date of purchase, as defined. During the years ended March 31, 2003, 2002 and 2001, 730, 135 and 36 shares of common stock were issued to employees pursuant to this plan, respectively. The weighted average fair value of shares sold in 2003, 2002 and 2001, was $1.44, $10.06 and $7.84, respectively.

Note 17. Supplemental Cash Flow Information

	Year Ended March 31,
	2003	2002	2001
Supplemental disclosures for cash flow information:
Cash payments for:
Interest	$7,283	$7,234	$7,344
Income taxes	1,492	1,812	1,797
Supplemental schedule of non-cash investing and financing activities:
Property and equipment acquired through capital lease agreements	2,222	5,230	11,166
Common stock issued to acquire Pacific Consultants LLC	—	10,000	—
Common stock warrants for financing fees	1,056	—	—
Restricted cash held from sale/leaseback proceeds to replace mortgage as collateral on outstanding letters of credit collateralizing bonds	3,943	—	—
Lease deposits held from sale/leaseback proceeds	1,917	—	—
Deferred financing costs held from sale/leaseback proceeds	309	—	—

Note 18. Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $24,353 for the year ended March 31, 2003, which included $4,249 of restructuring costs. The Company continues to evaluate its operations to determine the need for further restructuring in response to market conditions. Although the operating loss for fiscal 2003 was not unexpected, given the continuing downturn in the economy after September 11, 2001, and the resultant impact on several large customers of the Company in certain industry sectors has been significant, the Company’s ability to continue to fund its operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital. During fiscal 2003, the Company generated cash from operations, principally from improving its working capital utilization, as well as, cash from new financing including the sale and leaseback of certain land, buildings and equipment.

The domestic revolving credit facilities were replaced subsequent to year end to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. The Company has historically experienced violations of covenants under its domestic revolving facilities and has always received waivers for such violations. At March 31, 2003 the Company was in violation of certain covenants under the previous credit facilities, however, it entered into its new credit facility prior to requesting a waiver. These new facilities require the maintenance of certain minimum cash flow levels. In anticipation of a potential covenant violation at the end of its first fiscal quarter of 2004, the Company obtained a waiver from its lenders providing relief for the potential violation, as well as, amending future covenant requirements to reflect expected operating results for the balance of fiscal 2004. The Company’s operating plan includes initiatives to reduce specific cash expenditures related to general and administrative expenses.

During the quarter ended December 31, 2003 the Company was in negotiation with lenders related to shortfalls from minimum cash flow covenants in its domestic credit facilities. In January, 2004 the Company obtained an amendment to those facilities, with effectiveness from September 30, 2003, reducing the required minimum cash flow requirements, limiting their application to quarterly measurement periods (reduced from monthly requirements) and providing that such covenants will not be applicable during quarters in which the Company maintains $13,000 of borrowing availability under the line in excess of actual borrowed amounts. An additional amendment was obtained, which temporarily allows for full use of available collateral, which could have become restricted by customer balance concentration limits of the facilities.

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

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

PEMSTAR Inc.

We have audited the accompanying consolidated balance sheets of PEMSTAR Inc. as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” in 2003. As described in Note 7, the Company has restated its consolidated financial statements for March 31, 2003 and March 31, 2002.

Ernst & Young LLP

Minneapolis, Minnesota

May 7, 2003, except for Note 18,

as to which the date is July 10, 2003

and paragraphs one of Note 7 and

three of Note 18, as to which the date

is February 10, 2004

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

Quarter Ended (In thousands, except per share data)	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001
Net Sales	$166,848	$171,841	$176,382	$153,104	$145,686	$171,223	$173,380	$167,204
Cost of goods sold	156,944	159,199	168,495	152,436	147,147	170,202	158,343	151,765

Gross profit	9,904	12,642	7,887	668	(1,461)	1,021	15,037	15,439

Selling, general and administrative expenses	11,097	11,819	13,790	14,370	13,523	19,303	10,395	10,130
Restructuring	(134)	503	924	2,956	—	—	—	—
Amortization	27	27	27	48	636	522	516	478
Goodwill impairment charges	—	—	—	—	24,228	—	—	—

Operating (loss) income	(1,086)	293	(6,854)	(16,706)	(39,848)	(18,804)	4,126	4,831

Other income (expense)—net	1,033	(288)	(164)	(23)	(111)	528	194	217
Interest expense—net	(1,733)	(1,706)	(2,596)	(2,835)	(1,991)	(1,589)	(1,491)	(2,006)

(Loss) income before income taxes and cumulative effect of an accounting change	(1,786)	(1,701)	(9,614)	(19,564)	(41,950)	(19,865)	2,829	3,042

Income tax (benefit) expense	(112)	242	351	272	5,018	(7,332)	(143)	530

(Loss) income before cumulative effect of accounting change	(1,674)	(1,943)	(9,965)	(19,836)	(49,968)	(12,533)	2,972	2,512

Cumulative effect of accounting change[1]	—	—	—	(5,346)	—	—	—	—

Net (loss) income	$(1,674)	$(1,943)	$(9,965)	$(25,182)	$(46,968)	$(12,533)	$2,972	$2,512

(Loss) income before cumulative effect of accounting change per common share:
Basic	$(.04)	$(.05)	$(.27)	$(.54)	$(1.28)	$(.34)	$.08	$.08
Diluted	(.04)	(.05)	(.27)	(.54)	(1.28)	(.34)	.08	.08

Net (loss) income per common share:
Basic	$(.04)	$(.05)	$(.27)	$(.68)	$(1.28)	$(.34)	$.08	$.08
Diluted	(.04)	(.05)	(.27)	(.68)	(1.28)	(.34)	.08	.08

Note 1—Change represents an adjustment to previously reported quarterly results. See Note 1 to Consolidated Financial Statements herein.

MARKET FOR PEMSTAR’S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

PEMSTAR Inc.

Market Information

Our common stock has been quoted on the NASDAQ national market under the symbol “PMTR” since our initial public offering of common stock in August 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the NASDAQ national market.

	High	Low
Fiscal 2002:
First Quarter	$15.00	$6.38
Second Quarter	$18.55	$9.06
Third Quarter	$16.48	$9.94
Fourth Quarter	$13.98	$8.36

Fiscal 2003:
First Quarter	$9.68	$1.13
Second Quarter	$1.80	$.77
Third Quarter	$2.47	$.80
Fourth Quarter	$3.90	$2.05

Fiscal 2004:
First Quarter (through June 24, 2003)	$4.45	$2.06

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