Form 10-K, Exhibit 13
period 2004-03-31
PEMSTAR INC
filed 2004-06-14
CIK 924829

EXHIBIT 13.1

PORTIONS OF THE 2004 ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE HEREIN.

PEMSTAR Inc.

2004 Annual Report

Part II

FINANCIAL REPORT

PEMSTAR Inc.

SELECTED FINANCIAL DATA

The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this report.

(In thousands, except per share data)	Year Ended March 31,
	2004	2003	2002	2001	2000
Consolidated Statements of Operations Data:
Net sales	$669,446	$668,175	$657,493	$635,307	$393,842
Cost of goods sold	621,630	637,074	627,457	581,278	363,974

Gross profit	47,816	31,101	30,036	54,029	29,868

Selling, general and administrative expenses	52,023	51,076	53,351	37,366	21,576
Amortization	107	129	2,152	1,961	1,281
Restructuring costs	7,961	4,249	—	—	—
Goodwill impairment charges	—	—	24,228	—	—

Operating (loss) income	(12,275)	(24,353)	(49,695)	14,702	7,011

Other income (expense) – net	793	558	829	967	(74)
Interest expense	(7,815)	(8,870)	(7,077)	(7,550)	(3,588)

(Loss) income before income taxes and cumulative effect of accounting change	(19,297)	(32,665)	(55,943)	8,119	3,349

Income tax expense (benefit)	503	753	(1,926)	1,436	698

(Loss) income before cumulative effect of accounting change	(19,800)	(33,418)	(54,017)	6,683	2,651

Cumulative effect of accounting change (1)	—	(5,346)	—	—	—

Net (loss) income	$(19,800)	$(38,764)	$(54,017)	$6,683	$2,651

(Loss) income before cumulative effect of accounting change per common share:
Basic	$(.47)	$(.90)	$(1.56)	$.29	$.23
Diluted	(.47)	(.90)	(1.56)	.25	.15
Net (loss) income per common share:
Basic	$(.47)	$(1.04)	$(1.56)	$.29	$.23
Diluted	(.47)	(1.04)	(1.56)	.25	.15
Weighted average number of common shares outstanding (2):
Basic	42,002	37,133	34,717	23,013	11,503
Diluted	42,002	37,133	34,717	26,943	17,167

Other Financial Data:
Depreciation	$22,082	$20,021	$18,299	$12,097	$7,455
Capital expenditures	21,745	12,555	37,930	42,542	13,415

Supplemental Data:
EBITDA (3)	$10,707	$(3,645)	$(4,187)	$29,727	$15,673
Net cash (used in) provided by operating activities	(20,739)	47,311	(307)	(54,219)	(20,225)
Net cash used in investing activities	(21,500)	(15,593)	(61,203)	(62,684)	(52,611)
Net cash provided by (used in) financing activities	18,883	(9,946)	67,164	119,512	74,734

	As of March 31,
	2004	2003	2002	2001	2000
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,792	$32,762	$11,483	$5,882	$2,727
Working capital	56,247	52,723	75,388	70,651	4,649
Total assets	394,855	372,062	395,724	349,077	190,451
Long-term debt and capital lease obligations less current maturities	20,723	23,119	12,515	23,673	10,181
Total shareholders’ equity	163,793	159,867	193,397	150,712	22,673
Book value per common share (4)	$3.63	$4.26	$5.27	$5.33	$1.64
Tangible book value per common share (4)	$2.87	$3.35	$4.32	$4.30	$0.14

(1)	See Note 1 to the consolidated financial statements under the caption “Goodwill”, included herein.
(2)	For an explanation of the determination of the weighted average number of common shares outstanding used in computing net (loss) income per common share, see Note 1 to the consolidated financial statements.
(3)	EBITDA means net (loss) income before interest expense, income taxes, depreciation and amortization (including any goodwill impairment). EBITDA is presented because we believe it is an indicator of our ability to incur and service debt. A similar formula is used by our lenders for determining compliance with our financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Other companies may compute EBITDA in a different manner.
(4)	Tangible book value is total shareholders’ equity less goodwill and other intangible assets. Per common share amounts for book value and tangible book value are based on common shares outstanding at March 31 for the respective years.

SELECTED FINANCIAL DATA (Continued)

The following table reconciles net (loss) income to EBITDA and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this report.

(In thousands)	Year Ended March 31,
	2004	2003	2002	2001	2000
EBITDA:

Net (loss) income	$(19,800)	$(38,764)	$(54,017)	$6,683	$2,651
Interest expense	7,815	8,870	7,077	7,550	3,588
Income tax expense (benefit)	503	753	(1,926)	1,436	698
Depreciation	22,082	20,021	18,299	12,097	7,455
Amortization	107	129	2,152	1,961	1,281
Goodwill impairment charge	—	—	24,228	—	—
Cumulative effect of accounting change	—	5,346	—	—	—

Net (loss) income before interest expense, income taxes, depreciation and amortization (EBITDA)	$10,707	$(3,645)	$(4,187)	$29,727	$15,673

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

OVERVIEW

We provide a comprehensive range of global engineering, product design, automation and test, manufacturing and fulfillment services to customers in the communications, computing and data storage, industrial equipment, and medical industries. We provide these services on a global basis through 16 strategic locations in the Americas, Asia and Europe. These customer solutions support our customers’ products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

PEMSTAR was founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM’s Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains our largest customer. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of facilities in Guadalajara, Mexico; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan; and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; Taunton, Massachusetts; Mountain View, California; and Chaska, Minnesota. Recently, we have completed expansions in our Austin, Texas and Tianjin, China operations as well as entered into a joint venture start-up agreement in Brasov, Romania as of April, 2004. These growth initiatives have given us:

•	expanded geographic presence in established and emerging markets and strengthened our presence in target industries;

•	enhanced product and service offerings in our chosen geographies, while allowing us to offer cost-effective manufacturing and engineering capabilities;

•	access to new customers or additional business from existing customers; and

•	specialized product design, automation and test and manufacturing customer solutions.

Our sales are generally derived from master supply and manufacturing agreements, with current demand evidenced by purchase orders, or from specific purchase orders for discrete projects. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our sales from engineering services, which include process test and automation equipment and prototype development, accounted for 11.8%, 12.0% and 12.5% of our total net sales in fiscal 2004, 2003 and 2002, respectively. Manufacturing services, including process test and automation equipment and prototype production, accounted for 88.2%, 88.0% and 87.5% of our total net sales in fiscal 2004, 2003, and 2002, respectively.

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

Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, indirect manufacturing labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve, while during periods of lower capacity utilization, our gross margins and operating margins generally decline. Our infrastructure will support substantially higher levels of sales than our current net sales. Reduction in production space during fiscal 2003 and increases in our Austin, Texas and Tianjin, China facilities during fiscal 2004 were made in response to market conditions in the affected geographies. We continue to evaluate market conditions and capacity needs.

RESULTS OF OPERATIONS

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

	Year Ended March 31,
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	92.9%	95.3%	95.4%

Gross profit	7.1%	4.7%	4.6%
Selling, general and administrative expenses	7.7%	7.6%	8.1%
Restructuring	1.2%	.7%	—%
Amortization	—%	—%	.3%
Goodwill impairment charge	—%	—%	3.7%

Operating loss	(1.8)%	(3.6)%	(7.5)%
Other income (expense) – net	.1%	—%	.1%
Interest expense	(1.2)%	(1.3)%	(1.1)%

Loss before income taxes and cumulative effect of accounting change	(2.9)%	(4.9)%	(8.5)%
Income tax expense (benefit)	.1%	.1%	(.3)%

Loss before cumulative effect of accounting change	(3.0)%	(5.0)%	(8.2)%
Cumulative effect of accounting change	—%	(.8)%	—%

Net loss	(3.0)%	(5.8)%	(8.2)%

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net sales – Our net sales for fiscal 2004 increased $1.3 million, or 0.2%, to $669.4 million from $668.2 million in fiscal 2003. These totals include sales of excess inventory of $8.4 million and $23.8 million for fiscal 2004 and fiscal 2003, respectively. Excluding inventory sales, fiscal 2004 sales were up by $16.6 million when compared to fiscal 2003. Increased sales resulted from expanded operations with an existing customer, increased orders from existing customers, and winning new business from new customers primarily in the industrial and computing and data storage sector. This increase was, offset by decreased sales in the communications market due to continued sluggish demand in our optical and infrastructure business and new product transitions with wireless handset customers. Sales to the medical industry also decreased primarily as a result of customer project life cycles and transitions. Specifically, industrial sales were up $61.9 million, computing and data storage sales were up $11.5 million, offset by a decrease in sales of $63.6 million in our communications business and $8.6 million in medical. Over the year, we continued to diversify our revenue base within the industries we serve. Industrial equipment industry net sales increased to 31.7% of sales from 22.5% in fiscal 2003. This large increase is chiefly a result of our expanded Austin, Texas operations which accounted for $33.1 million in fiscal 2004. Net sales to the computer and data storage industry increased to 36.2% of sales versus 34.5% a year ago and net sales to the medical industry were 4.6% of sales compared to 5.9% in fiscal 2003. Net sales to communication customers for fiscal 2004 decreased as a percentage of total sales to 27.5% of sales compared to 37.1% in fiscal 2003. Again, this decrease resulted from challenging economic conditions facing the communications industry due to lower demand. The Company’s five largest customers for fiscal 2004 accounted for approximately 44% of net sales with IBM accounting for 22.3% of fiscal 2004 sales.

Gross profit - Our gross profit increased $16.7 million in fiscal 2004 to $47.8 million, or 7.1% of net sales, from $31.1 million, or 4.7% of net sales, in fiscal 2003. This increase was due to a change in sales mix including increased sales and higher gross profit industrial customers for $10.8 million, increased sales to our computing and data storage customers adding $9.8 million. These increases were somewhat offset by lower gross margin associated with our decreased communications business accounting for a $0.8 million decrease, and lower sales to higher-margin medical customers, accounting for a decrease in gross profit of $3.1 million compared to the prior year. Included in these changes in gross profit by market was cost savings from restructuring actions and lower inventory write-downs of $0.8 million in fiscal 2004 compared to $8.1 million for fiscal 2003. During fiscal 2004, we continued our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities to further reduce our cost structure. The facilities and headcount infrastructure may result in additional under absorbed capacity if sales volumes decrease. We will continue to monitor and take actions in order to balance our cost structure to the anticipated level of net sales.

Selling, general and administrative expenses - Our selling, general and administrative expenses increased slightly to $52.0 million (7.7% of net sales) in fiscal 2004 from $51.1 million (7.6% of net sales) in fiscal 2003. We incurred charges for accounts receivable of $0.9 million in fiscal 2004 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $2.2 million in fiscal 2003. Other factors affecting the selling, general, and administrative expenses were new expenses associated with the Austin, Texas operations of $0.5 million, higher information technology (IT) costs from continued worldwide IT implementations of $1.4 million, increased domestic employee benefit costs of $0.4 million, and higher commissions associated with the different sales mix of $0.4 million, partially offset by savings from restructuring efforts.

Restructuring costs – In fiscal 2004, we recognized restructuring costs of $8.0 million related to numerous actions taken to reduce our cost structure compared to $4.2 million in fiscal 2003. The actions include, but are not limited to, personnel severance costs of $1.0 million, consolidation of certain facilities and lease commitments ($4.6 million for fiscal 2004 actions and $0.9 million of adjustment to fiscal 2003 action provisions), and write-offs of certain assets of $1.2 million. Savings related to facility consolidations and headcount reductions during fiscal 2004 were $6.3 million. These savings are reflected in the discussion above with respect to gross profit and selling, general and administrative expenses.

Amortization - Amortization of goodwill and other intangibles were $0.1 million in fiscal 2004 and 2003. As of April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The adoption of this statement resulted in no amortization being taken in fiscal 2004 or 2003 for new or existing goodwill on the balance sheet, however, it did result in an impairment charge of $5.3 million at the April 1, 2002 transition date for the cumulative effect of a change in accounting principle, which has been reflected in the fiscal 2003 net loss.

Other income (expense) - Other income, net, was $0.8 million in fiscal 2004 compared to $0.6 million in fiscal 2003. This change in other income was primarily a result of higher currency exchange gains in certain foreign locations of $0.4 million.

Interest expense - Interest expense decreased $1.1 million to $7.8 million in fiscal 2004 from $8.9 million in fiscal 2003. This decrease largely reflects reduced and fewer bank and waiver fees on our domestic lines of credit of $1.0 million.

Income tax expense (benefit) - The income tax expense was $0.5 million in fiscal 2004 compared to $0.8 million in fiscal 2003. The low effective tax rate for fiscal 2004 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands. Our effective income tax rate in these countries will continue to be low until these operations are profitable. In addition, we have tax holidays in Singapore, China and Thailand, which caused our effective rate to be low. As these holidays expire, we expect the effective rate to increase

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

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

Net cash (used in) provided by operating activities for fiscal 2004, 2003, and 2002 was ($20.7) million, $47.3 million, and ($0.3) million, respectively. The net cash used in operating activities increased significantly due to increased levels of inventories accounting for $48.0 million and accounts receivable accounting for $26.4 million. The cash cycle lengthened to 54 days in fiscal 2004 from 50 days in fiscal 2003 primarily due to the inventory needed to support the significant growth in our industrial business in the second half of fiscal 2004.

Net cash used in investing activities for fiscal 2004, 2003, and 2002 was $21.5 million, $15.6 million, and $61.2 million, respectively. In fiscal 2004, our cash used in investing activities included $4.2 million used to pay additional purchase price for Pacific Consultants LLC, completing payment of all conditional obligations in this agreement. Capital expenditures were $21.7 million in fiscal 2004 or an increase of $9.2 million as compared to the prior fiscal year. Capital expenditures were principally used for expansion of our China facility accounting for $14.6 million.

Net cash provided by (used in) financing activities for fiscal 2004, 2003, and 2002 was $18.9 million, ($9.9) million, and $67.2 million, respectively. Our principal provider of cash in financing activities in fiscal 2004 was $20.0 million from stock sales, during the second quarter of fiscal 2004, when PEMSTAR completed an offering of 7.5 million shares of its common stock.

As of March 31, 2004, we had unrestricted cash of $9.8 million and total borrowings, including capitalized lease obligations, of approximately $91.1 million. Of these borrowings, we had approximately $36.9 million outstanding under our domestic credit facilities, $29.3 million outstanding under our ICBC (Industrial & Commercial Bank of China) credit facility and $1.5 million under our Thai Farmers bank facility. Liquidity, which is defined as cash plus available domestic borrowing capacity, stood at $41.9 million.

As of April 25, 2003, Pemstar entered into a three-year, $90 million revolving credit facility to replace its facility with IBM Credit and US Bank. This new facility is with Congress Financial Corporation (a subsidiary of Wachovia Bank, N.A.), Fleet Capital, GMAC, and US Bank. This new bank agreement provided a larger facility with generally more favorable terms.

All of these credit facilities are secured by substantially all of our assets. Domestic credit facilities include a covenant to attain minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA), for domestic and worldwide operations. These covenants do not apply however, if we maintain at least $13.0 million in available domestic borrowings capacity. As of March 31, 2004, we had $32.1 million of available domestic borrowing capacity. We are required under certain foreign credit facilities to meet various financial covenants, including minimum location net worth, maximum debt to equity ratios, and minimum location net income, all of which we were in compliance with at March 31, 2004.

In addition to our credit facilities, we had other debt obligations totaling $9.8 million and capital lease obligations of $13.6 million as of March 31, 2004. See Notes 6 and 10 to our consolidated financial statements.

Our continued viability depends on our ability to generate sufficient cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We believe, as a result of the restructuring actions we have taken in fiscal 2003 and 2004 to reduce cash expenditures, the efforts we continue to make to increase revenues from continuing customers, as well as efforts to generate new customers in various industry sectors, the sale and leaseback financing, and our new revolving credit facilities, which provides additional borrowing capacity, that we have sufficient cash flow to meet our needs for fiscal 2005. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we may be required to secure additional waivers of any resulting covenant violations under existing lending facilities, secure additional financing from lenders or sell additional securities.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company is obligated to make future payments under various contracts, such as debt agreements, lease agreements, and unconditional purchase obligations. The following table represents contractual cash obligations and other commercial commitments of the Company as of March 31, 2004:

(Amounts in thousands)	Total	Due in Fiscal 2005	Due in Fiscal 2006	Due in Fiscal 2007	Due in Fiscal 2008	Due in Fiscal 2009	Due Thereafter
Revolving credit facilities	$66,674	$66,674	$—	$—	$—	$—	$—
Other long-term debt	10,800	1,944	1,640	1,840	5,132	61	183
Capital lease obligations	31,813	3,157	1,505	1,361	1,389	7,343	17,058
Operating leases	43,759	9,504	8,344	6,949	6,006	5,824	7,132
Unconditional purchase obligations	32,074	32,074	—	—	—	—	—

Total contractual cash obligations	$185,120	$113,353	$11,489	$10,150	$12,527	$13,228	$24,373

Domestic revolving credit facilities of $36,872, included above will not require repayment on a current basis, provided that credit facility covenants continue to be met or minimum excess borrowing capacity is maintained. See Notes 6 and 10 to the Consolidated Financial Statements for additional information regarding these obligations.

(Amounts in thousands)	Committed Total Amounts	Amount of commitment expiration
		1 year	2 years	3 years	4 years	5 years	Over 5 years
Standby letters of credit	$2,900	$2,900	$—	$—	$—	$—	$—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2004, we had total borrowings of $66.7 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings, which bear interest at variable rates, would cause us to incur a change in interest expense of approximately $0.7 million on an annual basis.

Foreign Currency Exchange Risk

Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Singapore and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2004, sales denominated in Euros totaled $57.2 million, sales denominated in Singapore dollars totaled $42.5 million and sales denominated in Chinese Renminbi totaled $87.1 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2004, 2003 and 2002 levels relative to each of the currencies in which our revenues and expenses are denominated would have resulted in a decrease in operating income of approximately $1.3 million, $1.2 million and $0.3 million, respectively, for the fiscal years ended March 31, 2004, 2003 and 2002.

At March 31, 2004 and 2003, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate was $66.8 million and $53.1 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% strengthening in the value of the U.S. dollar currency exchange rate amounts to $6.1 million and $4.8 million, respectively. Actual amounts may differ.

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

Bad Debts - The Company has a diverse customer base. The creditworthiness of customers is evaluated before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions and the composition of its accounts receivable aging, and in some instances, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on the Company’s financial position and results of operations.

Inventories - We value our inventories on a first-in, first-out basis at the lower of cost or estimated market value. Given the volatility of the markets in which the Company operates, the Company makes adjustments to its value of inventories based on estimates of potentially excess and obsolete inventory after considering customer forecasted demand, forecasted average selling price and its ability to sell excess inventory quantities back to its customers within contract terms. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the Company’s financial position and results of operations, if additional write-offs are required.

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

Long-lived assets – We review our long-lived assets for impairment whenever events or changes in circumstances indicate that our carrying value of long-lived may not be recoverable. Long-lived assets are considered not recoverable when the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If we determine that a long-lived asset (asset group) is not recoverable, an impairment loss is recorded equal to the excess of the carrying amount of the long-lived asset (asset group) over the long-lived asset’s (asset group’s) fair value. Fair value is the amount at which the long-lived asset (asset group) could be bought or sold in a current transaction between a willing buyer and seller, other than in a forced or liquidation sale.

Income Taxes- In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. We recorded $10.3 million and $8.6 million of additional valuation allowances in the years ended March 31, 2004 and 2003, respectively, related to our net deferred tax assets, bringing the total allowance to $45.7 million as of March 31, 2004

CAUTIONARY STATEMENTS

This report contains forward-looking statements within the meaning of federal securities laws that may include statements regarding intent, belief or current expectations of Pemstar Inc. and our management. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these “safe harbor” provisions. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by our officers and agents. The following list is not exhaustive and we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

Risks Relating to Our Business and Industry

Reductions in demand and other factors have caused net losses.

The continuing reduction in capital spending by businesses for new technologies, the remaining effects of the recent recession and the market disruptions caused by the September 2001 terrorist attacks in the United States and threats of hostilities in the Middle East and Asia have reduced demand in many of the technology markets we serve. As a result of these market conditions, we experienced a significant reduction in demand for our services during fiscal 2002, continuing through fiscal 2003, which caused us to have net losses of $38.8 million in fiscal 2003. The losses continued into fiscal 2004, totaling $19.8 million by year end. Although the majority of these losses occurred in the first half of our year, there is on-going uncertainty in the demand for our services, which may rapidly and significantly fluctuate. A return to the recession, outbreak of hostilities or any other event leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. In addition, the communications, computing and data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. These markets are also subject to rapid technological change and product obsolescence. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Due to these market conditions and factors, we may experience net losses in future periods.

We depend on a small number of customers for a significant portion of our net sales and the loss of any of our major customers would harm us.

We depend on a relatively small number of customers for a significant portion of our net sales. Our two largest customers in fiscal 2004 were IBM and Motorola, which represented approximately 30% of our total net sales. In addition, our ten largest customers in fiscal 2004 accounted for approximately 62% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

Our major customers may not continue to purchase products and services from us at current levels or at all. In the past, we have lost customers due to the acquisition of our customers, product discontinuation and customers’ shifting production of products to internal facilities. We may lose customers in the future for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

Our business has been adversely affected by reductions or delays in customer orders.

We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In fiscal 2004, these and similar factors caused us to recognize charges for inventory reserves and adjustments of $.8 million. We may be required to recognize similar charges in future periods.

Many of our costs and operating expenses are relatively fixed. As a result, a reduction in customer demand can decrease our gross profit and adversely affect our business, financial condition and results of operations.

If we are unable to satisfy the financial covenants under our credit facility, our availability may be limited or we may have to obtain alternative sources of financing.

We have historically experienced violations of covenants under our revolving credit facilities and have been required to seek waivers for such violations. In anticipation of a potential covenant violation at the end of the first quarter of fiscal 2004, we obtained a waiver from our lenders providing relief for the potential violation, as well as amending future covenant requirements to reflect expected operating results for the balance of fiscal 2004. Compliance with these covenants in our credit facility is dependent upon us achieving certain revenue and expense targets in our fiscal 2004 operating plan. If we do not comply with these covenants or if we default on our payment obligations under other debt obligations, our availability under our credit facility could be reduced or our lenders could declare a default under the credit facility. In the event of a default or a substantial reduction of availability, we would be required to obtain alternative financing, which could be more expensive than our current arrangement, be dilutive to existing shareholders and divert management’s time and attention. Moreover, we cannot assure that we would be able to obtain alternative financing on favorable terms and on a timely basis, if at all. Our failure to meet any of our covenants under our credit facility could significantly harm our liquidity and financial position.

We require additional sources of funds for working capital.

Our continued viability depends on our ability to generate additional cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we will be required to secure additional financing from lenders or sell additional securities. We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. In addition, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

We have been unable to collect all our accounts receivable.

Falling demand for the products of our technology customers and liquidity difficulties for these companies have forced us to reach accommodations with a portion of our customers and have limited our ability to collect fully our accounts receivable from these customers in fiscal 2002 and 2003. In addition, several significant customers have filed for bankruptcy protection, which limits our recovery of accounts receivable from these customers. In fiscal 2004, these and similar factors caused us to recognize charges for accounts receivable adjustments of $.8 million. We may be required to recognize similar charges in future periods.

Our acquisition strategy may not succeed.

As part of our business strategy, we have acquired other companies, assets or product lines that complement or expand our existing business. These acquisitions have not been entirely successful, and in the fourth quarter of fiscal 2002, we incurred approximately $24.2 million of goodwill impairment charges related to facilities acquired by us in the past three years. As a result of implementing new accounting pronouncements in fiscal 2003, we recorded an additional goodwill impairment charge of $5.3 million. Although we anticipate seeking further acquisition opportunities, we cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. We may incorrectly judge the value or worth of an acquired company or business. In addition, its key personnel may decide not to work for us. We may also have difficulty in integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders. Failure to execute our acquisition strategy may adversely affect our business, financial condition and results of operations.

During periods of significant growth we may have trouble managing our expanded operations.

Rapid growth can place a significant strain on our management, financial resources and on our information, operations and financial systems. We face risks associated with coordinating multinational operations and reporting systems, diverse technologies and multiple products and services. In addition, our growth has increased our expenses and working capital requirements. If we are unable to manage our growth effectively, it may have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will manage our growth effectively

Our financial condition could suffer if we fail to successfully defend pending lawsuits.

We are currently a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned: In re PEMSTAR Securities Litigation. We and our Board are also defendants in a consolidated shareholder derivative action that is based on many of the same facts that gave rise to the securities class action. For further information about the nature of these actions see Item 3 in our Annual Report on Form 10-K for the year ended March 31, 2004. We believe the securities action is wholly without merit and we have moved to dismiss the derivative action based on the plaintiffs’ failure to make a demand that the Board consider the merits of the claims in that action. Although we are vigorously defending against both of these claims, these actions are in their early stages and we cannot predict their outcomes. If we are not able to successfully defend these actions, our business and financial condition could suffer.

Increased competition may result in decreased demand or prices for our services.

The electronics manufacturing services industry is highly competitive and characterized by low margins. We compete against numerous U.S. and foreign service providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

•	Respond more quickly to new or emerging technologies;

•	Have greater name recognition, critical mass and geographic and market presence;

•	Be better able to take advantage of acquisition opportunities;

•	Adapt more quickly to changes in customer requirements; and

•	Devote greater resources to the development, promotion and sale of their services.

We also may be operating at a cost disadvantage as compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.

Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in any given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. Our operating results may fluctuate in the future as a result of many factors, including:

•	Variations in customer orders relative to our manufacturing capacity;

•	Variations in the timing of shipment of products to customers;

•	Our ability to recognize revenue with respect to products held for customers;

•	Introduction and market acceptance of our customers’ new products;

•	Changes in competitive and economic conditions generally or in our customers’ markets;

•	Effectiveness of our manufacturing processes, including controlling costs;

•	Changes in cost and availability of components or skilled labor; and

•	The timing and price we pay for acquisitions and related acquisition costs.

Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate, which could negatively impact our results of operations for that period. Results in any period should not be considered indicative of the results to be expected in any future period. It is possible that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.

Our predictions of future operating results may not be achieved.

From time to time in earnings releases and otherwise, we may publish forecasts or other forward-looking statements, or comment on the estimates of financial analysts, regarding our future results, including estimated revenues or net earnings. Any forecast of, or comment on, our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risks and other factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or comments or that the variation from such forecasts or comments will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize our entire publicly available mix of historical and forward-looking information, as well as other available information affecting us and our services, when evaluating our prospective results of operations.

Shortages or price fluctuations in component parts specified by our customers could delay product shipments and adversely affect our profitability.

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services we provide. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. In certain circumstances, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce our operating income.

In addition, if we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which adversely affect our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease our profit margins and operating income.

If we are unable to respond to rapidly changing technologies and process developments, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technologies and continuing process developments. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. If we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that investments in new technologies will result in commercially viable technological processes. The loss of revenue and earnings to us from these changing technologies and process developments could adversely affect us.

Operating in foreign countries exposes us to increased risks, which could adversely affect our results of operations.

We currently have foreign operations in Brazil, China, Ireland, Israel, Japan, Mexico, the Netherlands, Romania, Singapore and Thailand. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in foreign countries. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks, which could adversely impact our results of operations:

•	Economic or political instability;

•	Transportation delays and interruptions;

•	Foreign currency exchange rate fluctuations;

•	Increased employee turnover and labor unrest;

•	Longer payment cycles;

•	Greater difficulty in collecting accounts receivable;

•	Incompatibility of systems and equipment used in foreign operations;

•	Difficulties in staffing and managing foreign personnel and diverse cultures; and

•	Less developed infrastructures.

In addition, changes in policies by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays.

We may be unable to protect our intellectual property, or we may be deemed to be infringing the intellectual property rights of others, either of which would negatively affect our ability to compete and our results.

We rely on our proprietary technology, and we expect that future technological advances made by us will be critical to remain competitive. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite the steps we have taken to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. We cannot be certain that patents we have or that may be issued as a result of our pending patent applications will protect or benefit us or give us adequate protection from competing technologies. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

From time to time, third parties including our customers and competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. In this regard, in August 2002, we were named as defendant in one of a number of actions currently being pursued by the Lemelson Foundation Partnership based on alleged infringements of patent rights it claims in certain imaging analysis technology. The litigation has been stayed pending the resolution of other litigation, to which we are not a party, asserting the invalidity and/or unenforceability of certain Lemelson patents. Patents held by other companies, including Lemelson, may be determined to be valid, and some of our products may ultimately be determined to infringe the patents or other intellectual property of other companies. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

Our inability to expand our Web-based supply chain management system could negatively impact our future competitiveness.

Our future success depends in part on our ability to rapidly respond to changing customer needs by scaling operations to meet customers’ requirements, shift capacity in response to product demand fluctuations, procure materials at advantageous prices, manage inventory and effectively distribute products to our customers. In order to continue to meet these customer requirements, we have developed a Web-based supply chain management system that enables us to collaborate with our customers on product content and to process engineering changes. We are currently implementing an enhanced version of our existing system, which will include real-time communications between our customers across all of our facilities. Our inability to expand this Web-based system, or delays or defects in such expansion could negatively impact our ability to manage our supply chain in an efficient and timely manner to meet customer demands, which could adversely affect our competitive position and negatively affect our ability to be competitive in the electronics manufacturing services industry.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

Our future success largely depends on the skills and efforts of our executive management and our engineering, manufacturing and sales employees. We do not have employment contracts or non-competition agreements with any of our executive management or other key employees. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, engineering, manufacturing and sales personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a significant consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release. In addition, we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business.

Risks Relating to Our Common Stock

The market price of our common stock could fluctuate in response to quarterly operating results and other factors.

The market price of our common stock has fluctuated significantly in the past and may fluctuate significantly in the future in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares and you may lose all or part of your investment. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

Future sales of our common stock may cause our stock price to decline and may cause dilution to our existing shareholders.

As of May 31, 2004, our directors, executive officers and largest shareholder beneficially owned an aggregate of 6,952,387 shares, or 13.3%, of our common stock. In addition, substantially all of our outstanding shares of common stock are freely tradable without restriction or further registration. Sales of substantial amounts of common stock by our shareholders or even the potential for such sales, may cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of our equity securities.

As noted above, we may need additional funding, which may be raised through issuances of equity securities and securities convertible into equity securities, to provide us with the capital to reach our objectives. We also have the right to issue, at the discretion of our board of directors, shares upon such terms and conditions and at such prices as our board of directors may establish. In addition, we may in the future issue preferred stock that might have priority over our common stock as to distributions and liquidation proceeds. Such offerings would dilute the ownership interest of existing shareholders and could cause a dilution of the net tangible book value of such shares.

Provisions in our charter documents and Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company, which could inhibit your ability to receive an acquisition premium for your shares.

Provisions of our amended articles of incorporation and our amended and restated bylaws and provisions of Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company on terms that you may consider to be favorable. These provisions include the following:

•	No cumulative voting by shareholders for directors;

•	A classified board of directors with three-year staggered terms

•	The ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies

•	The ability of our board, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

•	The ability of our board to amend the bylaws;

•	A shareholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;

•	Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock; and

•	A requirement that at least two-thirds of our shareholders and at least two-thirds of our directors approve certain amendments of our articles of incorporation.

CONSOLIDATED BALANCE SHEETS

PEMSTAR Inc.

(In thousands, except per share data)	March 31, 2004	March 31, 2003
Assets
Current assets:
Cash and cash equivalents	$9,792	$32,762
Restricted cash	4	4,268
Accounts receivable, net	127,583	112,316
Recoverable income taxes	1,122	282
Inventories, net	94,482	69,279
Unbilled services	11,547	10,797
Deferred income taxes	63	35
Prepaid expenses and other	14,609	7,474

Total current assets	259,202	237,213

Property, plant and equipment, net	93,121	93,200

Goodwill, net	33,878	33,771
Deferred income taxes	2,177	1,705
Other assets	6,477	6,173

Total assets	$394,855	$372,062

Liabilities and shareholders’ equity
Current liabilities:
Cash overdraft	$7,296	$—
Revolving credit facilities and current maturities of long-term debt	68,618	68,297
Current maturities of capital lease obligations	1,769	5,288
Accounts payable	101,694	88,083
Income taxes payable	631	191
Accrued expenses and other	22,947	22,631

Total current liabilities	202,955	184,490

Long-term debt, less current maturities	8,856	10,276
Capital lease obligations, less current maturities	11,867	12,843
Other liabilities and deferred credits	7,384	4,586

Shareholders’ equity:
Common stock, par value $0.01, 150,000 shares authorized; shares issued and outstanding; 2004 - 45,136 shares; 2003 – 37,486 shares	451	375
Additional paid-in capital	255,153	234,943
Accumulated other comprehensive income (loss)	3,081	(14)
Accumulated deficit	(94,728)	(74,928)
Loans to shareholders	(164)	(509)

Total shareholders’ equity	163,793	159,867

Total liabilities and shareholders’ equity	$394,855	$372,062

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

PEMSTAR	Inc.

(In thousands, except per share data)	Year Ended March 31,
	2004	2003	2002
Net sales	$669,446	$668,175	$657,493
Costs of goods sold	621,630	637,074	627,457

Gross profit	47,816	31,101	30,036

Selling, general and administrative expenses	52,023	51,076	53,351
Restructuring costs	7,961	4,249	—
Amortization	107	129	2,152
Goodwill impairment charges	—	—	24,228

Operating loss	(12,275)	(24,353)	(49,695)

Other income (expense) – net	793	558	829
Interest expense	(7,815)	(8,870)	(7,077)

Loss before income taxes and cumulative effect of accounting change	(19,297)	(32,665)	(55,943)

Income tax expense (benefit)	503	753	(1,926)

Loss before cumulative effect of accounting change	(19,800)	(33,418)	(54,017)

Cumulative effect of accounting change	—	(5,346)	—

Net loss	$(19,800)	$(38,764)	$(54,017)

Basic and diluted loss per common share:
Loss before cumulative effect of accounting change	$(.47)	$(.90)	$(1.56)
Cumulative effect of accounting change	—	(.14)	—

Net loss	$(.47)	$(1.04)	$(1.56)

Average shares used in computing net loss per common share:
Basic and diluted	42,002	37,133	34,717

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

PEMSTAR Inc.

(In thousands)	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Loans to Shareholders	Total
	Shares	Amount
Balance, March 31, 2001	28,294	$283	$137,139	$(2,299)	$17,853	$(2,264)	$150,712
Issuance of common stock in employee stock programs	1,271	12	5,782	—	—	(108)	5,686
Payments on loans to shareholders	—	—	—	—	—	1,464	1,464
Issuance of common stock	6,275	63	79,321	—	—	—	79,384
Issuance of common stock in connection with business acquisitions	861	9	9,991	—	—	—	10,000
Comprehensive (loss) income:
Net loss	—	—	—	—	(54,017)	—	(54,017)
Foreign currency translation adjustment	—	—	—	168	—	—	168

Comprehensive loss	—	—	—	—	—	—	(53,849)

Balance, March 31, 2002	36,701	367	232,233	(2,131)	(36,164)	(908)	193,397
Issuance of common stock in employee stock programs	785	8	1,092	—	—	—	1,100
Payments on loans to shareholders	—	—	—	—	—	399	399
Issuance of warrants	—	—	1,618	—	—	—	1,618
Comprehensive (loss) income:
Net loss	—	—	—	—	(38,764)	—	(38,764)
Foreign currency translation adjustment	—	—	—	2,117	—	—	2,117

Comprehensive loss	—	—	—	—	—	—	(36,647)

Balance, March 31, 2003	37,486	375	234,943	(14)	(74,928)	(509)	159,867
Issuance of common stock in employee stock programs	191	1	365	—	—	—	366
Payments on loans to shareholders	(16)	—	(61)	—	—	345	284
Issuance of common stock	7,475	75	19,906	—	—	—	19,981
Comprehensive loss:
Net loss	—	—	—	—	(19,800)	—	(19,800)
Foreign currency translation adjustment	—	—	—	3,095	—	—	3,095

Comprehensive loss	—	—	—	—	—	—	(16,705)

Balance, March 31, 2004	45,136	$451	$255,153	$3,081	$(94,728)	$(164)	$163,793

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PEMSTAR Inc.

	Year ended March 31,
(In thousands)	2004	2003	2002
Cash flows from operating activities:
Net loss	$(19,800)	$(38,764)	$(54,017)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	22,082	20,021	18,299
Amortization	1,426	1,693	3,085
Goodwill impairment charge/accounting change	—	5,346	24,228
Deferred income taxes	(500)	(584)	1,059
Non-cash restructuring charges and other	1,201	1,086	(49)
Other deferred credits	(907)	(844)	(356)
Change in operating assets and liabilities:
Accounts receivable	(13,506)	12,885	(12,596)
Inventories	(23,056)	24,991	24,986
Recoverable income taxes	(840)	3,591	(3,873)
Unbilled services	(750)	5,559	(6,622)
Prepaid expenses and other	(6,695)	1,487	(2,318)
Accounts payable	12,273	7,285	7,554
Accrued expenses and other	8,333	3,559	313

Net cash (used in) provided by operating activities	(20,739)	47,311	(307)

Cash flows used in investing activities:
Decrease (increase) in restricted cash	4,264	1,296	(1,090)
Business acquisitions, net of cash acquired	(4,223)	(4,376)	(24,361)
Proceeds from sale of property, plant and equipment	204	42	2,178
Purchases of property, plant and equipment	(21,745)	(12,555)	(37,930)

Net cash used in investing activities	(21,500)	(15,593)	(61,203)

Cash flows from (used in) financing activities:
Bank overdrafts	7,296	—	(13,504)
Proceeds from common stock sales	19,981	—	79,384
Proceeds from sale of warrants	—	560	—
Proceeds from employee stock sales	366	1,100	5,686
Payments on loans to shareholders	284	399	1,464
Proceeds from government grants	—	300	550
Proceeds from sale and leaseback	—	7,476	911
Principal payments on borrowings	(62,150)	(54,274)	(60,072)
Proceeds from borrowings	54,787	35,592	54,156
Debt placement costs	(1,681)	(1,099)	(1,411)

Net cash provided by (used in) financing activities	18,883	(9,946)	67,164

Effect of exchange rate changes on cash	386	(493)	(53)

Net (decrease) increase in cash and cash equivalents	(22,970)	21,279	5,601
Cash and cash equivalents:
Beginning of year	32,762	11,483	5,882

End of year	$9,792	$32,762	$11,483

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PEMSTAR Inc.

(In thousands, except per share data)

Note 1. Nature of Business and Significant Accounting Policies

Business – PEMSTAR Inc. (the “Company”) is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing and data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in North America, Asia, Europe and South America.

Principles of consolidation – The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition – Revenue from the sale of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company’s premises at the request of the customer, when title and risks and rewards of ownership have contractually passed to the customer, revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from sale of products includes sales of excess inventories to customers under contract provisions of $8,426, $23,774, and $25,402 for its years ended March 31, 2004, 2003 and 2002, respectively. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. Such services provided under fixed price contracts are accounted for using the percentage of completion method as outlined in SOP 81-1, “Accounting for Performance of Contract-Type and Certain Production-Type Contracts” using hours of services for measurement of the extent of progress towards completion. Revenue recognized in excess of billed amounts under fixed price contracts or unbilled engineering services is classified as unbilled services in the balance sheet.

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

Goodwill – Effective April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives. Prior to 2003, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. Goodwill at March 31, 2004 and 2003 of $33,878 and $33,771, respectively, is net of accumulated amortization of $854 and $852, respectively.

SFAS No. 142 required the Company to complete an impairment review of its goodwill assets. As a result of the Company’s completion of its transitional impairment test using a discounted cash flow model as required by SFAS No. 142, it determined that goodwill pertaining to one of its acquisitions was impaired. As such, the Company recorded as a cumulative effect of a change in accounting principle a write-off of goodwill in fiscal 2003 in the amount of $5,346 on which the Company recognized no tax benefit.

During 2002, the Company evaluated its goodwill under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.” As a result of this evaluation, the Company recorded a goodwill impairment charge of $24,228.

As reconciliation of reported net loss adjusted to reflect the adoption of SFAS No. 142 as if it had been effective April 1, 2001 is provided below:

	Year Ended March 31,
	2004	2003	2002
Reported net loss	$(19,800)	$(38,764)	$(54,017)
Add: Adjustment for accounting change	—	5,346	—
Amortization, net of tax	—	—	2,152

Adjusted net loss	$(19,800)	$(33,418)	$(51,865)

Reported basic loss per common share	$(.47)	$(1.04)	$(1.56)
Add: Adjustment for accounting change	—	.14	—
Amortization, net of tax	—	—	.07

Adjusted basic net loss per common share	$(.47)	$(.90)	$(1.49)

Reported diluted loss per common share	$(.47)	$(1.04)	$(1.56)
Add: Adjustment for accounting change	—	.14	—
Amortization, net of tax	—	—	.07

Adjusted diluted net loss per common share	$(.47)	$(.90)	$(1.49)

Long-lived assets – The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company records an impairment charge equal to the excess amount of the carrying value over the fair value.

Estimated warranty claim – The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a one-year period after the sale. Based upon historical experience, the accrual for warranty claims is not material at March 31, 2004 and 2003.

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

Research and development – Research and development costs are expensed when incurred and totaled $529, $1,011 and $1,015 for the years ended March 31, 2004, 2003, and 2002, respectively.

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

	Year Ended March 31,
	2004	2003	2002
Net loss:
As reported	$(19,800)	$(38,764)	$(54,017)
Additional compensation expense, net of tax	(2,117)	(2,625)	(2,819)

Pro forma	$(21,917)	$(41,389)	$(56,836)
Basic and diluted loss per share:
As reported	$(.47)	$(1.04)	$(1.56)
Pro forma	(.52)	(1.11)	(1.64)

The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 3.86%, 3.83% and 5.42% for 2004, 2003 and 2002, respectively, volatility factor of expected market price of our common stock of 0.7, 1.5 and 0.8 for 2004, 2003 and 2002, respectively, and expected lives of ten years.

Net (loss) income per common share – The Company follows the provisions of SFAS No. 128, “Earnings per Share.” Basic net (loss) income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net (loss) income per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 13).

Common stock equivalents and their impact on net loss have been excluded from the diluted per share calculation for all years presented, since the Company incurred net losses and the inclusion of common stock equivalents would have had an anti-dilutive impact. Potentially dilutive securities, which have been excluded, consist of i) unexercised stock options and warrants to purchase 5,977 and 5,978 shares of the Company’s common stock as of March 31, 2004 and 2003, respectively, and ii) 2,193 shares of the Company’s common stock issuable upon conversion of convertible debt as of March 31, 2004 and 2003, respectively.

Reclassification – Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no impact on previously reported net (loss) income or shareholders’ equity.

Note 2. Acquisitions

In August 2000, the Company acquired Turtle Mountain Corporation, an electronics manufacturing service provider for commercial and military customers. In September 2001, in connection with the terms of the purchase agreement, the Company was required to pay additional contingent consideration, which had the effect of increasing the purchase price and goodwill by $750.

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

In September 2001, the Company purchased the membership interests and business of Pacific Consultants LLC (a provider of electromechanical design and test consulting services). The initial purchase price was approximately $20,642, including common stock valued at $10,000, cash and costs of $6,792, and cash or common stock of $3,850 payable up to two years from the date of the acquisition. The purchase agreement provided for additional adjustment of the purchase price, payable in cash or common stock, up to an additional $40,000, if earnings targets are met for the acquired business in the two years following the close. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company’s financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and has not been amortized in accordance with SFAS No. 142. Goodwill of $17,356 was recorded at March 31, 2002 and increased by $253 and $4,376 in the years ended March 31, 2004 and 2003, respectively, for payments made in connection with purchase agreement adjustment of purchase price contract provisions.

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

The following unaudited pro forma combined summary statement of operations for the year ended March 31, 2002 was prepared in accordance with APB No. 16 and assumes the acquisition had occurred at the beginning of the year. The following pro forma data reflect adjustments for interest expense, amortization of goodwill, where applicable, and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma Consolidated Statements of Operations

Year ended March 31, 2002
Net sales	$674,016
Net loss	(53,767)

Net loss per common share – basic and diluted	$(1.55)

Note 3. Accounts Receivable

Accounts receivable consists of the following:

	March 31,
	2004	2003
Accounts receivable	$130,761	$115,799
Less allowance for doubtful accounts	(3,178)	(3,483)

	$127,583	$112,316

Note 4. Inventories

Inventories consist of the following:

	March 31,
	2004	2003
Raw materials	$74,797	$57,971
Work in process	12,562	10,078
Finished goods	10,529	6,611
Less allowance for inventory obsolescence	(3,406)	(5,381)

	$94,482	$69,279

Note 5. Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:

	March 31,
	2004	2003
Land	$2,683	$2,587
Buildings and improvements	30,568	27,134
Machinery and equipment	83,639	80,243
Computer hardware and software	35,809	27,341
Construction in progress	14,626	11,354

	167,325	148,659
Less accumulated depreciation	(74,204)	(55,459)

	$93,121	$93,200

Note 6. Financing Arrangements

Long-term debt consists of the following:

	March 31,
	2004	2003
Domestic revolving credit facilities, interest at prime plus a margin ranging up to 350 basis points or LIBOR plus a margin ranging from 175 to 350 basis points (4.9% at March 31, 2004 and 7.37% at March 31, 2003)	$36,872	$45,851
Foreign revolving credit facilities, interest rates ranging from 2.0% to 5.0% or SIBOR plus a margin of 175 basis points (2.9% at March 31, 2004 and 5.85% at March 31, 2003)	29,802	12,019
Convertible senior subordinated notes bearing interest at 6.5%, due May 1, 2007	4,638	4,541
Notes payable bearing interest ranging from 7.1% to 7.4%, due in monthly payments of principal and interest of $297 through April 2004 for domestic notes. The notes are secured by equipment	295	5,308
Foreign notes payable, interest 5.0% through June 2004 and prime less 100 basis points thereafter to June 2007, due in monthly payments of $127 through June 2007. The notes are secured by buildings	4,968	5,951
Bonds payable to the City of Rochester	—	3,870
Other	899	1,033

	77,474	78,573
Less current maturities	(68,618)	(68,297)

	$8,856	$10,276

In April 2003, the Company entered into new revolving credit facilities with Congress Financial Corporation and Fleet Capital Corporation, which, as amended to include US Bank, provide up to $90,000 of revolving credit loans and letters of credit and expire in April 2006. The facilities, which are limited to the lesser of the facilities amount or the available borrowing base, calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or Eurodollar rate plus a margin from 75 to 150 basis points, and 275 to 350 basis points, respectively, depending on excess available borrowing capacity within the facilities. The Company is obligated to pay a monthly fee of 1/2% on the unused portion of the facilities. The revolving credit facilities are collateralized by substantially all domestic assets and by investments in foreign subsidiaries. Due to the characteristics of the domestic revolving credit facilities, in accordance with current accounting pronouncements, the Company has classified the amount outstanding as a current liability. Despite the balance sheet classification, the Company intends to manage the domestic revolving credit facilities as long-term debt with a final maturity in April 2006.

The Company has letters of credit totaling $2,900 outstanding as of March 31, 2004 under these facilities. Restricted cash balances of $3,943 relate to certain letters of credit outstanding at March 31, 2003.

The Company also has separate available lines of credit in certain foreign locations totaling $29,802, due at various dates through September 2004, renewable at the discretion of the lenders. Certain of these lines have been renewed subsequent to year end, consistent with past experience with these lenders. Advances under these lines of credit bear interest at fixed and variable rates ranging from 2.0% to 5.0% at March 31, 2004. The lines of credit are unsecured, but have historically been both unsecured and secured by certain foreign inventories, receivables and fixed assets.

In May 2002, pursuant to a securities purchase agreement, the Company sold to two investors $5,000 face value of 6 1/2% convertible senior subordinated notes with a conversion price of $2.28 per share together with a seven year warrant which provided for the purchase of 788 shares of the Company’s common stock at an exercise price of $2.28 per share. The initial carrying value of the notes was reduced by $532 for the fair value of the common stock warrant issued to the two investors. The discount to the note is being amortized over the seven-year life of the note.

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

Payment of the bonds was secured by irrevocable letters of credit in favor of the trustee in the amount of $3,943 which expired in August 2003. The Company was required to maintain letters of credit sufficient to pay all outstanding principal and interest under the bonds. Restricted cash at March 31, 2003 includes $3,943 of cash pledged to back these irrevocable letters of credit, replacing the previous mortgage on the Rochester headquarters and manufacturing facilities. Interest on the bonds was variable and was payable monthly until, at the option of the Company with the consent of US Bank, the rate was fixed (conversion date). Bond sinking funds and proceeds from the bonds, to the extent unused, are shown as $325 in restricted cash at March 31, 2003. In April 2003, notice of redemption was made with redemption occurring in May 2003. All related restricted cash amounts and debt have been classified as current assets and liabilities.

Aggregate maturities of long-term debt are as follows for the years ending March 31:

2005	$68,618
2006	1,640
2007	1,840
2008	5,132
2009	61
Thereafter	183

$77,474

Note 7. Restructuring and Impairment Charges

A rollforward of restructuring provisions is as follows:

	Asset Write- Downs	Employee Termination and Severance Costs	Future Lease Costs	Total
Fiscal 2003:
Fiscal 2003 restructuring charges	$773	$2,439	$1,037	$4,249
Cash payments	—	(2,209)	(500)	(2,709)
Non-cash charges	(773)	—	—	(773)
Foreign currency translation adjustment	—	112	—	112

Reserve balance at March 31, 2003	—	342	537	879
Fiscal 2004:
Fiscal 2004 restructuring charges	1,224	1,066	4,608	6,898
Additions to fiscal 2003 restructuring charges	—	—	1,063	1,063
Cash payments	—	(1,318)	(2,274)	(3,592)
Non-cash charges	(1,224)	—	—	(1,224)
Foreign currency translation adjustment	—	53	—	53

Reserve balances at March 31, 2004	$—	$143	$3,934	$4,077

During fiscal 2004, the Company recorded charges of $7,961 for restructuring related costs as a result of a Company initiative based upon a strategic review of the Company’s primary products and business aimed at optimizing and aligning its manufacturing capacity with customer demand, while positioning the Company for stronger operating results. The charges consisted of asset write-downs of $1,224 for machinery and equipment; $1,066 for employee termination and severance costs related to approximately 100 salaried and hourly employees located primarily at three domestic operating sites; and $5,671 for adjustment of expected future lease costs, associated with the closing of one California facility in fiscal 2003 and one additional California facility in fiscal 2004. The fiscal 2004 restructuring actions taken pertain to operations for those businesses and locations experiencing negligible or negative growth due to continued market declines in the Communications and Optical business sectors. Certain machinery and equipment were written down to their estimated fair values as a direct result of the continued decline in the optical business sector, which has resulted in excess capacity and under-utilized machinery and equipment.

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

As of March 31, 2004, approximately $4,135 and $2,166 of cash payments had been made against the accrual associated with the fiscal 2003 and 2004 charges, respectively.

Note 8. Other Income (Expense) – Net

The other income (expense) - net consists of the following:

	Year Ended March 31,
	2004	2003	2002
Foreign currency gains	$631	$387	$691
Other income (expense)-net	162	171	138

	$793	$558	$829

Note 9. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company’s revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

Note 10. Commitments and Contingencies

The Company has various capital and operating leases, which expire on various dates through 2023. Future minimum payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases
Year Ending March 31,
2005	$3,157	$9,504
2006	1,505	8,344
2007	1,361	6,949
2008	1,389	6,006
2009	7,343	5,824
Thereafter	17,058	7,132

Total minimum lease payments	31,813	$43,759

Less amount representing interest	(18,177)

Present value of minimum lease payment	13,636
Less current portion	(1,769)

	$11,867

Property, plant and equipment includes the following amounts for capitalized leases:

	March 31,
	2004	2003
Buildings and improvements	$12,000	$11,691
Machinery and equipment	808	4,655
Computer hardware and software	8,390	8,634

	21,198	24,980
Less accumulated depreciation	(3,512)	(6,256)

	$17,686	$18,724

Total rent expense recognized under operating leases for the years ended March 31, 2004, 2003 and 2002 totaled $12,305, $13,329 and $10,039, respectively.

In March 2003, the Company sold land and buildings housing its Rochester, Minnesota, location in a transaction valued at $12,000, which is treated as a financing transaction, because of the continuing use of the property. Proceeds totaled $5,775, after deducting $309 of transaction costs, $1,917 of security deposits and $3,943 of restricted cash placed with US Bank to replace collateral for letters of credit backing the related City of Rochester Bonds outstanding (see Note 6).

Leaseback rental payments total $1,303, $1,330, $1,356, $1,383, $1,411 and $22,990 for years ended March 31, 2005, 2006, 2007, 2008, 2009 and thereafter, respectively. Other manufacturing equipment, which had been recently purchased, totaling $1,701 was financed in sale-leaseback transactions during the year ended March 31, 2003.

We are currently a defendant, along with several current and former officers and directors, in a consolidated putative class action captioned in re PEMSTAR Securities Litigation, alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 12 of the Securities Act of 1933. The lawsuit is a consolidation of several lawsuits, the first of which was commenced in United States District Court for the District of Minnesota on July 24, 2002. The plaintiffs, several individual shareholders, allege, in essence, that the defendants defrauded our shareholders by making optimistic statements during a time when they should have known that business prospects were less promising and allege that the registration statement filed by us in connection with a secondary offering contained false, material misrepresentations. An Amended Consolidated Complaint was filed January 9, 2003. The securities class action is pending and discovery is ongoing. On August 23, 2002 and October 2, 2002 two different individual shareholders also commenced virtually identical shareholder derivative actions against us as nominal defendant and our Board. Those actions have been consolidated and are currently pending in United States District Court for the District of Minnesota, Third Judicial District, County of Olmsted. The allegations in the consolidated derivative action are based on many of the same facts that gave rise to the securities action. The derivative action alleges that our Board breached its fiduciary duties by allegedly allowing the violations of the securities to occur.

It is too early to predict the likelihood of prevailing on the various lawsuits described above. We believe the securities action is wholly without merit and we have moved to dismiss the derivative action based on the plaintiffs’ failure to make a demand that the Board consider the merits of the claims in that action. We are vigorously defending against both of these claims.

Note 11. Income Taxes

(Loss) income before income taxes consisted of the following:

	Year ended March 31,
	2004	2003	2002
Domestic	$(25,944)	$(43,342)	$(57,885)
Foreign	6,647	10,677	1,942

	$(19,297)	$(32,665)	$(55,943)

The provision for income tax expense (benefit) consisted of the following:

	Year ended March 31,
	2004	2003	2002
Current:
Domestic	$(24)	$76	$(5,638)
Foreign	1,027	1,261	2,653

	1,003	1,337	(2,985)

Deferred:
Domestic	—	—	2,418
Foreign	(500)	(584)	(1,359)

	(500)	(584)	1,059

	$503	$753	$(1,926)

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

	Year ended March 31,
	2004	2003	2002
Computed “expected” tax rate	$(6,561)	$(11,106)	$(19,021)
Increase (decrease) in income taxes resulting from:
State taxes, net of credits and federal income tax benefit	(1,069)	(2,224)	(1,608)
Benefit of foreign sales/extraterritorial income exclusion	(155)	(263)	(291)
Foreign taxes	(1,669)	5,409	(7,896)
Valuation allowance	10,228	8,554	26,962
Other	(271)	383	(72)

	$503	$753	$(1,926)

A summary of deferred tax assets and liabilities is as follows:

	March 31,
	2004	2003
Deferred tax assets:
Allowance for doubtful accounts	$948	$1,280
Allowance for inventory obsolescence	876	1,685
Reserve for goodwill impairment	7,800	8,846
Deferred revenue	629	697
Domestic net operating losses	32,893	22,521
State tax credits	1,097	1,254
Foreign expenses accelerated for book purposes	2,560	5,011
Foreign net operating losses	6,049	4,545
Other	2,850	1,569

Total deferred tax assets	55,702	47,408
Deferred tax liabilities:
Accelerated depreciation	(1,796)	(2,244)
Foreign expenses accelerated for tax purposes	(5,636)	(7,648)
Other	(286)	(260)

Total deferred tax liabilities	(7,718)	(10,152)

	47,984	37,256

Valuation allowance:
Domestic	(45,012)	(35,348)
Foreign	(732)	(168)

Total valuation allowance	(45,744)	(35,516)

Net deferred tax assets	$2,240	$1,740

No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries. The Company has approximately $93,900 of domestic net operating loss carryforwards, which will expire from 2022 to 2023. Of this $93,900 carryforward total, $8,700 will result in tax benefits that will not reduce tax expense on current earnings, but rather will increase additional paid-in-capital. The Company has approximately $10,600 of foreign net operating loss carryforwards that have an unlimited carryforward period, and foreign net operating loss carryforwards of approximately $7,100 that will expire from 2011 to 2013. The state tax credit carryforwards of $1,662 expire at varying dates through 2017.

The foreign tax expense in China was decreased $139 ($0.00 per share on a basic and diluted basis) in fiscal 2004, by $725 ($0.02 per share on a basic and diluted basis) in fiscal 2003 and, by $323 ($0.01 per share on a basic and diluted basis) in fiscal 2002 as a result of the benefit of a tax holiday. This holiday ran at 50% relief of the normal 15% income tax rate, or 7.5%, through December 31, 2003. Beginning on January 1, 2004, China began a new tax holiday and will use a 10% tax rate through December 31, 2006. The foreign tax expense in Singapore was decreased by $1,040 ($0.05 per share on a basic and diluted basis) in fiscal 2004, by $1,082 ($0.03 per share on a basic and diluted basis) and $774 ($0.02 and $0.02 per share on a basic and diluted basis, respectively) in fiscal 2002, as the result of the benefit of a tax holiday. This holiday from the normal 24.5% income tax rate ended March 31, 2004. During fiscal 2004 and 2003, current tax expense in Mexico reflects minimum taxes payable.

Note 12. Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

	Year Ended March 31,
	2004	2003	2002
Net sales:
United States	$443,495	$427,628	$436,300
Americas, other	4,734	48,097	42,665
China	87,133	66,835	61,897
Asia, other	72,772	57,810	66,705
Europe	61,312	67,805	49,926

	$669,446	$668,175	$657,493

Long-lived assets:
United States	$83,829	$92,003	$89,969
Americas, other	4,444	4,454	4,621
China	32,243	21,562	19,990
Asia, other	12,929	13,738	20,767
Europe	3,209	3,092	3,009

	$135,654	$134,849	$138,356

As a result of changes to customer contractual relationships in the year ended March 31, 2004, net sales of $35,205 in 2004 shown as from the United States relate to production previously classified as Americas, other under the prior contractual relationships.

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

Customers that accounted for more that 10% of consolidated net sales are as follows:

	Year Ended March 31,
	2004	2003	2002
Customer A	22.3%	23.4%	24.8%
Customer B	—	10.8	14.0

As of March 31, 2004 and 2003, receivables from these customers represented 23% and 24% of total accounts receivable, respectively.

Note 13. Shareholders’ Equity

The Company has authorized 5,000 shares of $0.01 par value preferred stock.

In June 2001, the Company sold 6,275 shares in a public offering from which the Company received net proceeds of $79,384. In August and September 2003, the Company sold 7,475 shares in a follow on public offering from which the Company received net proceeds of $19,981.

The Company has 1,234 shares of common stock available for grant or sale to board members and employees under incentive stock option and purchase plans approved by shareholders. Options are generally granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a ten-year period.

Following is a summary of stock option activity for the fiscal years ended March 31:

	Year Ended March 31,
	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,940	$5.67	3,465	$7.44	4,419	$5.93
Granted	812	2.90	1,298	1.78	704	11.30
Exercised/forfeited	(814)	5.63	(823)	6.98	(1,658)	5.05

Outstanding, end of year	3,938	5.11	3,940	5.67	3,465	7.44

Exercisable, end of year	2,465	6.34	2,197	6.38	2,074	5.49
Weighted average fair value per share of options granted during the year	$2.49	—	$1.76	—	$9.38	—

At March 31, 2004, the options outstanding have average remaining contractual lives and exercise prices as follows:

Shares	Average Contractual Life	Exercise Price
1,919	8.27 years	$ 0.00 – 4.99
1,160	5.59 years	$ 5.00 – 9.99
811	6.70 years	$ 10.00 – 14.99
48	7.04 years	$ 15.00 – 23.31

As of March 31, 2004 and 2003, the Company had loans outstanding to shareholders in connection with stock sales and the exercise of stock options for the purchase of 45 shares and 136, respectively. Loans totaling $164 are due in March, 2005 and bear interest at 2.72%. The loans are secured by the shares of common stock purchased and full recourse against the respective shareholder’s personal assets.

Note 14. Employee Benefit Plans

Retirement Plans

The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants’ contributions and, at its discretion, may provide employer contributions based on the Company’s performance and other factors. Employer contributions for the years ended March 31, 2004, 2003 and 2002 totaled $1,262, $1,486 and $1,366, respectively.

The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2004, the fair value of the plan assets and projected benefit obligations were $5,369 and $5,317, respectively. Expenses associated with this plan totaled $165 and $201 for the years ended March 31, 2004 and 2003, respectively.

Employee Stock Purchase Plan

During 2001, the Company established an employee stock discount purchase plan that provides for the sale of up to 1,500 shares, as amended during 2002 and 2003, of the Company’s stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company’s common stock at the date of purchase, as defined. During the years ended March 31, 2004, 2003 and 2002, 98, 730 and 135 shares of common stock were issued to employees pursuant to this plan, respectively. The weighted average fair value of shares sold in 2004, 2003 and 2002, was $2.50, $1.44 and $10.06, respectively.

Note 15. Supplemental Cash Flow Information

	Year Ended March 31,
	2004	2003	2002
Supplemental disclosures for cash flow information:
Cash payments for:
Interest	$6,891	$7,283	$7,234
Income taxes	1,492	1,492	1,812
Supplemental schedule of non-cash investing and financing activities:
Property and equipment acquired through capital lease agreements	811	2,222	5,230
Common stock issued to acquire Pacific Consultants LLC	—	—	10,000
Common stock warrants for financing fees	—	1,056	—
Restricted cash held from sale/leaseback proceeds to replace mortgage as collateral on outstanding letters of credit collateralizing bonds	—	3,943	—
Lease deposits held from sale/leaseback proceeds	—	1,917	—
Deferred financing costs held from sale/leaseback proceeds	—	309	—

Note 16. Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $12,275 for the year ended March 31, 2004, which included $7,961 of restructuring costs. The Company continually evaluates its operations to determine the need for further restructuring in response to market conditions. Although the operating loss for fiscal 2004 was not unexpected, given the prior year losses and the residual effects of the downturn in the economy after September 11, 2001, and the resultant impact on several large customers of the Company in certain industry sectors has been significant, the Company’s ability to continue to fund its operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital

The domestic revolving credit facilities were replaced during fiscal 2004 to provide expanded capacity for funding business growth and to extend arrangements approaching the expiration of their term. In the event that the Company does not maintain sufficient liquidity, measured by amounts available to borrow for the current collateral base less amounts actually borrowed, these facilities require the maintenance of certain minimum cash flow levels. The Company’s operating plan includes an expectation of maintaining this liquidity, as well as initiatives to reduce specific cash expenditures related to general and administrative expenses.

Compliance by the Company with certain covenants in its new credit facility is dependent upon the Company achieving certain revenue and expense targets in its fiscal 2005 operating plan. The Company expects to meet its financial projections for the 2005 fiscal year. The Company also believes that, if necessary, it would be able to secure additional financing from its lenders or sell additional Company equity securities; however, there can be no assurance that such funding can be obtained or that future credit facility violations will be waived.

During fiscal 2004, the Company has obtained significant funding locally for its foreign operations and has obtained commitments for further increases to suit business requirements. As such, it has become substantially less reliant on domestic lines of credit for needs outside of domestic operations.

Management believes that, as a result of the restructuring actions it has taken to reduce cash expenditures, the efforts it continues to make to increase revenues from continuing customers and to generate new customers in various industry sectors and the new agreements it has reached to provide additional borrowing capacity, it will meet its fiscal 2005 financial plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

PEMSTAR Inc.

We have audited the accompanying consolidated balance sheets of PEMSTAR Inc. as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMSTAR Inc. at March 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” in 2003.

Ernst & Young LLP

Minneapolis, Minnesota

May 7, 2004

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

PEMSTAR Inc.

The following table sets forth unaudited quarterly financial information of PEMSTAR for the quarterly periods in fiscal 2004 and 2003. Historically, we have experienced some seasonal variation in net sales, with net sales, excluding inventory sales, typically being highest in the quarter ended December 31 and lowest in the quarter ended March 31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This seasonal variation has been offset recently by internal growth, acquisitions, general economic conditions, end of life projects and customer disengagements. This information has been derived from our monthly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this report. The operating results for any previous quarter are not necessarily indicative of results for any future period.

Quarter Ended (In thousands, except per share data)	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Net sales	$186,050	$187,346	$150,550	$145,500	$166,848	$171,841	$176,382	$153,104
Cost of goods sold	170,442	173,605	138,665	138,918	156,944	159,199	168,495	152,436

Gross profit	15,608	13,741	11,885	6,582	9,904	12,642	7,887	668

Selling, general and administrative expenses	15,128	12,630	12,012	12,253	11,097	11,819	13,790	14,370
Restructuring	295	(546)	4,757	3,455	(134)	503	924	2,956
Amortization	27	26	27	27	27	27	27	48

Operating income (loss)	158	1,631	(4,911)	(9,153)	(1,086)	293	(6,854)	(16,706)

Other income (expense) – net	(91)	187	411	286	1,033	(288)	(164)	(23)
Interest expense - net	(1,893)	(1,772)	(2,111)	(2,039)	(1,733)	(1,706)	(2,596)	(2,835)

(Loss) income before income taxes and cumulative effect of an accounting change	(1,826)	46	(6,611)	(10,906)	(1,786)	(1,701)	(9,614)	(19,564)

Income tax expense (benefit)	203	22	198	80	(112)	242	351	272

(Loss) income before cumulative effect of accounting change	(2,029)	24	(6,809)	(10,986)	(1,674)	(1,943)	(9,965)	(19,836)
Cumulative effect of accounting change[1]	—	—	—	—	—	—	—	(5,346)

Net (loss) income	$(2,029)	$24	$(6,809)	$(10,986)	$(1,674)	$(1,943)	$(9,965)	$(25,182)

Basic and diluted (loss) income per common share:
(Loss) income before cumulative effect of accounting change	$(.04)	$.00	$(.17)	$(.29)	$(.04)	$(.05)	$(.27)	$(.54)
Net (loss) income	$(.04)	$.00	$(.17)	$(.29)	$(.04)	$(.05)	$(.27)	$(.68)

Note 1—Change represents an adjustment to previously reported quarterly results. See Note 1 to Consolidated Financial Statements herein.

MARKET FOR PEMSTAR’S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

PEMSTAR Inc.

Market	Information

Our common stock has been quoted on the NASDAQ national market under the symbol “PMTR”. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the NASDAQ national market.

	High	Low
Fiscal 2003:
First Quarter	$9.68	$1.13
Second Quarter	$1.80	$.77
Third Quarter	$2.47	$.80
Fourth Quarter	$3.90	$2.05

Fiscal 2004:
First Quarter	$4.50	$2.06
Second Quarter	$4.34	$2.40
Third Quarter	$4.21	$3.00
Fourth Quarter	$5.37	$3.25

Fiscal 2005:
First Quarter (through June 7, 2004)	$4.00	$2.39

Holders

As of June 7, 2004, our common stock was held by approximately 1,335 shareholders of record and was quoted at $2.48 per share.

Dividends

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. Our credit facility contains certain covenants, which prohibit us from paying any cash dividends without prior consent of the lenders.