Form 10-K/A, Exhibit 13
period 2004-03-31
PEMSTAR INC
filed 2005-02-14
CIK 924829

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

(In thousands, except per share data)	Year Ended March 31,
	2004	2003	2002	2001	2000
	(As Restated)(5)
Consolidated Statements of Operations Data:
Net sales	$669,446	$668,175	$657,493	$635,307	$393,842
Cost of goods sold	626,832	637,074	627,457	581,278	363,974

Gross profit	42,614	31,101	30,036	54,029	29,868

Selling, general and administrative expenses	52,306	51,076	53,351	37,366	21,576
Amortization	107	129	2,152	1,961	1,281
Restructuring costs	7,961	4,249	—	—	—
Goodwill impairment charges	—	—	24,228	—	—

Operating (loss) income	(17,760)	(24,353)	(49,695)	14,702	7,011

Other income (expense) – net	794	558	829	967	(74)
Interest expense	(7,815)	(8,870)	(7,077)	(7,550)	(3,588)

(Loss) income before income taxes and cumulative effect of accounting change	(24,781)	(32,665)	(55,943)	8,119	3,349

Income tax expense (benefit)	503	753	(1,926)	1,436	698

(Loss) income before cumulative effect of accounting change	(25,284)	(33,418)	(54,017)	6,683	2,651

Cumulative effect of accounting change(1)	—	(5,346)	—	—	—

Net (loss) income	$(25,284)	$(38,764)	$(54,017)	$6,683	$2,651

(Loss) income before cumulative effect of accounting change per common share:
Basic	$(.60)	$(.90)	$(1.56)	$.29	$.23
Diluted	(.60)	(.90)	(1.56)	.25	.15
Net (loss) income per common share:
Basic	$(.60)	$(1.04)	$(1.56)	$.29	$.23
Diluted	(.60)	(1.04)	(1.56)	.25	.15
Weighted average number of common shares outstanding (2):
Basic	42,002	37,133	34,717	23,013	11,503
Diluted	42,002	37,133	34,717	26,943	17,167

Other Financial Data:
Depreciation	$22,082	$20,021	$18,299	$12,097	$7,455
Capital expenditures	21,745	12,555	37,930	42,542	13,415

Supplemental Data:
EBITDA (3)	$5,223	$(3,645)	$(4,187)	$29,727	$15,673
Net cash (used in) provided by operating activities	(20,534)	47,311	(307)	(54,219)	(20,225)
Net cash used in investing activities	(21,500)	(15,593)	(61,203)	(62,684)	(52,611)
Net cash provided by (used in) financing activities	18,718	(9,946)	67,164	119,512	74,734

	As of March 31,
	2004	2003	2002	2001	2000
	(As Restated)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,832	$32,762	$11,483	$5,882	$2,727
Working capital	50,889	52,723	75,388	70,651	4,649
Total assets	394,133	372,062	395,724	349,077	190,451
Long-term debt and capital lease obligations less current maturities	20,723	23,119	12,515	23,673	10,181
Total shareholders’ equity	158,309	159,867	193,397	150,712	22,673
Book value per common share (4)	$3.51	$4.26	$5.27	$5.33	$1.64
Tangible book value per common share (4)	$2.75	$3.35	$4.32	$4.30	$0.14

(1)	See Note 1 to the consolidated financial statements under the caption “Goodwill”, included herein.
(2)	For an explanation of the determination of the weighted average number of common shares outstanding used in computing net (loss) income per common share, see Note 1 to the consolidated financial statements.
(3)	EBITDA means net (loss) income before interest expense, income taxes, depreciation and amortization (including any goodwill impairment). EBITDA is presented because we believe it is an indicator of our ability to incur and service debt. A similar formula is used by our lenders for determining compliance with our financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Other companies may compute EBITDA in a different manner.
(4)	Tangible book value is total shareholders’ equity less goodwill and other intangible assets. Per common share amounts for book value and tangible book value are based on common shares outstanding at March 31 for the respective years.
(5)	An additional net loss of ($5,484) was recorded for the year ended March 31, 2004, to reflect adjustments as discussed in Note 17 to Consolidated Financial Statements, included herein.

SELECTED FINANCIAL DATA (Continued)

The following table reconciles net (loss) income to EBITDA and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this report.

(In thousands)	Year Ended March 31,
	2004	2003	2002	2001	2000
	(As Restated)
EBITDA:
Net (loss) income	$(25,284)	$(38,764)	$(54,017)	$6,683	$2,651
Interest expense	7,815	8,870	7,077	7,550	3,588
Income tax expense (benefit)	503	753	(1,926)	1,436	698
Depreciation	22,082	20,021	18,299	12,097	7,455
Amortization	107	129	2,152	1,961	1,281
Goodwill impairment charge	—	—	24,228	—	—
Cumulative effect of accounting change	—	5,346	—	—	—

Net income (loss) before interest expense, income taxes, depreciation and amortization (EBITDA)	$5,223	$(3,645)	$(4,187)	$29,727	$15,673

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

RESULTS OF OPERATIONS

The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

	Year Ended March 31,
	2004	2003	2002
	(As Restated)
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	93.6%	95.3%	95.4%

Gross profit	6.4%	4.7%	4.6%

Selling, general and administrative expenses	7.9%	7.6%	8.1%
Restructuring	1.2%	.7%	—%
Amortization	—%	—%	.3%
Goodwill impairment charge	—%	—%	3.7%

Operating loss	(2.7)%	(3.6)%	(7.5)%

Other income (expense) – net	.2%	—%	.1%
Interest expense	(1.2)%	(1.3)%	(1.1)%

Loss before income taxes and cumulative effect of accounting change	(3.7)%	(4.9)%	(8.5)%

Income tax expense (benefit)	.1%	.1%	(.3)%

Loss before cumulative effect of accounting change	(3.8)%	(5.0)%	(8.2)%

Cumulative effect of accounting change	—%	(.8)%	—%

Net loss	(3.8)%	(5.8)%	(8.2)%

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net sales – Our net sales for fiscal 2004 increased $1.3 million, or 0.2%, to $669.4 million from $668.2 million in fiscal 2003. These totals include sales of excess inventory of $8.4 million and $23.8 million for fiscal 2004 and fiscal 2003, respectively. Excluding inventory sales, fiscal 2004 sales were up by $16.6 million when compared to fiscal 2003. Increased sales resulted from expanded operations with an existing customer, increased orders from existing customers, and winning new business from new customers primarily in the industrial and computing and data storage sector. This increase was, offset by decreased sales in the communications market due to continued sluggish demand in our optical and infrastructure business and new product transitions with wireless handset customers. Sales to the medical industry also decreased primarily as a result of customer project life cycles and transitions. Specifically, industrial sales were up $61.9 million, computing and data storage sales were up $11.5 million, offset by a decrease in sales of $63.6 million in our communications business and $8.6 million in medical. Over the year, we continued to diversify our revenue base within the industries we serve. Industrial equipment industry net sales increased to 31.7% of sales from 22.5% in fiscal 2003. This large increase is chiefly a result of our expanded Austin, Texas operations which accounted for $33.1 million in fiscal 2004. Net sales to the computer and data storage industry increased to 36.2% of sales versus 34.5% a year ago and net sales to the medical industry were 4.6% of sales compared to 5.9% in fiscal 2003. Net sales to communication customers for fiscal 2004 decreased as a percentage of total sales to 27.5% of sales compared to 37.1% in fiscal 2003. Again, this decrease resulted from challenging economic conditions facing the communications industry due to lower demand. The Company’s five largest customers for fiscal 2004 accounted for approximately 44.1% of net sales with IBM accounting for 22.3% of fiscal 2004 sales.

Gross profit - Our gross profit increased $11.5 million in fiscal 2004 to $42.6 million, or 6.4% of net sales, from $31.1 million, or 4.7% of net sales, in fiscal 2003. This increase was due to a change in sales mix including increased sales and higher gross profit industrial customers for $10.8 million, increased sales to our computing and data storage customers adding $4.6 million. These increases were somewhat offset by lower gross margin associated with our decreased communications business accounting for a $0.8 million decrease, and lower sales to higher-margin medical customers, accounting for a decrease in gross profit of $3.1 million compared to the prior year. Included in these changes in gross profit by market was cost savings from restructuring actions and lower inventory write-downs of $0.6 million in fiscal 2004 compared to $8.5 million for fiscal 2003. During fiscal 2004, we continued our planned restructuring efforts including the reduction of headcount and consolidation of certain facilities to further reduce our cost structure. The facilities and headcount infrastructure may result in additional under absorbed capacity if sales volumes decrease. We will continue to monitor and take actions in order to balance our cost structure to the anticipated level of net sales.

Selling, general and administrative expenses - Our selling, general and administrative expenses increased slightly to $52.3 million (7.8% of net sales) in fiscal 2004 from $51.1 million (7.6% of net sales) in fiscal 2003. We incurred charges for accounts receivable of $0.8 million in fiscal 2004 due to uncertainty of collection of accounts receivable from emerging companies and customers in bankruptcy compared to $2.4 million in fiscal 2003. Other factors affecting the selling, general, and administrative expenses were new expenses associated with the Austin, Texas operations of $0.5 million, higher information technology (IT) costs from continued worldwide IT implementations of $1.4 million, increased domestic employee benefit costs of $0.4 million, and higher commissions associated with the different sales mix of $0.4 million, partially offset by savings from restructuring efforts.

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

Income tax expense (benefit) - The income tax expense was $0.5 million in fiscal 2004 compared to $0.8 million in fiscal 2003. The low effective tax rate for fiscal 2004 is a result of no tax benefits being recognized on operating losses in the United States, Mexico and Netherlands. Our effective income tax rate in these countries will continue to be low until these operations are profitable. In addition, we have tax holidays in Singapore, China and Thailand, which caused our effective rate to be low. As these holidays expire, we expect the effective rate to increase.

Restatement - The results of operations for the fiscal year ended March 31, 2004 have been restated to reflect adjustments as discussed in Note 17 to Consolidated Financial Statements. The effect of the adjustments was to increase the fiscal 2004 net loss by $5.5 million or $0.13 per share.

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

Net cash (used in) provided by operating activities for fiscal 2004, 2003, and 2002 was ($20.5) million, $47.3 million, and ($0.3) million, respectively. The net cash used in operating activities increased significantly due to increased levels of inventories accounting for $47.2 million and accounts receivable accounting for $26.6 million. The cash cycle lengthened to 52 days in fiscal 2004 from 50 days in fiscal 2003 primarily due to the inventory needed to support the significant growth in our industrial business in the second half of fiscal 2004.

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

Net cash provided by (used in) financing activities for fiscal 2004, 2003, and 2002 was $18.7 million, ($9.9) million, and $67.2 million, respectively. Our principal provider of cash in financing activities in fiscal 2004 was $20.0 million from stock sales, during the second quarter of fiscal 2004, when PEMSTAR completed an offering of 7.5 million shares of its common stock.

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

As of April 25, 2003, Pemstar entered into a three-year, $90 million revolving credit facility to replace its facility with IBM Credit and US Bank. This new facility is with Congress Financial Corporation (a subsidiary of Wachovia Bank, N.A.), Fleet Capital, GMAC, and US Bank. This new bank agreement provided a larger facility with generally more favorable terms. The expiration date of the agreement has been extended to April 2007.

All of these credit facilities are secured by substantially all of our assets. Domestic credit facilities include a covenant to attain minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA), for domestic and worldwide operations. These covenants do not apply however, if we maintain at least $10.0 million in available domestic borrowings capacity. As of March 31, 2004, we had $32.1 million of available domestic borrowing capacity. We are required under certain foreign credit facilities to meet various financial covenants, including minimum location net worth, maximum debt to equity ratios, and minimum location net income, all of which we were in compliance with at March 31, 2004.

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

Income Taxes - In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in related tax jurisdictions, based on estimates and assumptions to realize the benefit of these assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in additional income tax expense in our consolidated statement of operations. Management evaluates quarterly whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances quarterly. We recorded $12.3 million and $8.6 million of additional valuation allowances in the years ended March 31, 2004 and 2003, respectively, related to our net deferred tax assets, bringing the total allowance to $47.9 million as of March 31, 2004

CAUTIONARY STATEMENTS

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

Risks Relating to Our Business and Industry

Failure to maintain an effective system of internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could inhibit our ability to accurately report our financial results and have a material adverse impact on our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports our operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

Reductions in demand and other factors have caused net losses.

The continuing reduction in capital spending by businesses for new technologies, the remaining effects of the recent recession and the market disruptions caused by the September 2001 terrorist attacks in the United States and threats of hostilities in the Middle East and Asia have reduced demand in many of the technology markets we serve. As a result of these market conditions, we experienced a significant reduction in demand for our services during fiscal 2002, continuing through fiscal 2003, which caused us to have net losses of $38.8 million in fiscal 2003. The losses continued into fiscal 2004, totaling $25.3 million by year end. Although the majority of these losses occurred in the first half of our year, there is on-going uncertainty in the demand for our services, which may rapidly and significantly fluctuate. A return to the recession, outbreak of hostilities or any other event leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. In addition, the communications, computing and data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. These markets are also subject to rapid technological change and product obsolescence. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Due to these market conditions and factors, we may experience net losses in future periods.

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

We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In fiscal 2004, these and similar factors caused us to recognize charges for inventory reserves and adjustments of $0.8 million. We may be required to recognize similar charges in future periods.

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

Falling demand for the products of our technology customers and liquidity difficulties for these companies have forced us to reach accommodations with a portion of our customers and have limited our ability to collect fully our accounts receivable from these customers in fiscal 2002 and 2003. In addition, several significant customers have filed for bankruptcy protection, which limits our recovery of accounts receivable from these customers. In fiscal 2004, these and similar factors caused us to recognize charges for accounts receivable adjustments of $1.0 million. We may be required to recognize similar charges in future periods.

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

Provisions of our amended articles of incorporation and our amended and restated bylaws and provisions of Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company on terms that you may consider to be favorable. These provisions include the following:

•	No cumulative voting by shareholders for directors;

•	A classified board of directors with three-year staggered terms

•	The ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies

•	The ability of our board, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

•	The ability of our board to amend the bylaws;

•	A shareholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;

•	Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock; and

•	A requirement that at least two-thirds of our shareholders and at least two-thirds of our directors approve certain amendments of our articles of incorporation.

CONSOLIDATED BALANCE SHEETS

PEMSTAR Inc.

(In thousands, except per share data)	March 31, 2004	March 31, 2003
	(As Restated)
Assets
Current assets:
Cash and cash equivalents	$9,832	$32,762
Restricted cash	4	4,268
Accounts receivable, net	127,823	112,316
Recoverable income taxes	870	282
Inventories, net	93,661	69,279
Unbilled services	11,547	10,797
Deferred income taxes	63	35
Prepaid expenses and other	14,806	7,474

Total current assets	258,606	237,213

Property, plant and equipment, net	93,121	93,200

Goodwill, net	33,878	33,771
Deferred income taxes	2,177	1,705
Other assets	6,351	6,173

Total assets	$394,133	$372,062

Liabilities and shareholders’ equity
Current liabilities:
Cash overdraft	$7,130	$—
Revolving credit facilities and current maturities of long-term debt	68,618	68,297
Current maturities of capital lease obligations	1,769	5,288
Accounts payable	106,644	88,083
Income taxes payable	631	191
Accrued expenses and other	22,925	22,631

Total current liabilities	207,717	184,490

Long-term debt, less current maturities	8,856	10,276
Capital lease obligations, less current maturities	11,867	12,843
Other liabilities and deferred credits	7,384	4,586

Shareholders’ equity:
Common stock, par value $0.01, 150,000 shares authorized; shares issued and outstanding; 2004 – 45,136 shares; 2003 – 37,486 shares	451	375
Additional paid-in capital	255,153	234,943
Accumulated other comprehensive income (loss)	3,081	(14)
Accumulated deficit	(100,212)	(74,928)
Loans to shareholders	(164)	(509)

Total shareholders’ equity	158,309	159,867

Total liabilities and shareholders’ equity	$394,133	$372,062

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

PEMSTAR Inc.

(In thousands, except per share data)	Year Ended March 31,
	2004	2003	2002
	(As Restated)
Net sales	$669,446	$668,175	$657,493
Costs of goods sold	626,832	637,074	627,457

Gross profit	42,614	31,101	30,036

Selling, general and administrative expenses	52,306	51,076	53,351
Restructuring costs	7,961	4,249	—
Amortization	107	129	2,152
Goodwill impairment charges	—	—	24,228

Operating loss	(17,760)	(24,353)	(49,695)

Other income (expense) – net	794	558	829
Interest expense	(7,815)	(8,870)	(7,077)

Loss before income taxes and cumulative effect of accounting change	(24,781)	(32,665)	(55,943)

Income tax expense (benefit)	503	753	(1,926)

Loss before cumulative effect of accounting change	(25,284)	(33,418)	(54,017)

Cumulative effect of accounting change	—	(5,346)	—

Net loss	$(25,284)	$(38,764)	$(54,017)

Basic and diluted loss per common share:
Loss before cumulative effect of accounting change	$(.60)	$(.90)	$(1.56)
Cumulative effect of accounting change	—	(.14)	—

Net loss	$(.60)	$(1.04)	$(1.56)

Average shares used in computing net loss per common share:
Basic and diluted	42,002	37,133	34,717

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

PEMSTAR Inc.

(In thousands)	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Loans to Shareholders	Total
	Shares	Amount
Balance, March 31, 2001	28,294	$283	$137,139	$(2,299)	$17,853	$(2,264)	$150,712
Issuance of common stock in employee stock programs	1,271	12	5,782	—	—	(108)	5,686
Payments on loans to shareholders	—	—	—	—	—	1,464	1,464
Issuance of common stock	6,275	63	79,321	—	—	—	79,384
Issuance of common stock in connection with business acquisitions	861	9	9,991	—	—	—	10,000
Comprehensive (loss) income:
Net loss	—	—	—	—	(54,017)	—	(54,017)
Foreign currency translation adjustment	—	—	—	168	—	—	168

Comprehensive loss	—	—	—	—	—	—	(53,849)

Balance, March 31, 2002	36,701	367	232,233	(2,131)	(36,164)	(908)	193,397
Issuance of common stock in employee stock programs	785	8	1,092	—	—	—	1,100
Payments on loans to shareholders	—	—	—	—	—	399	399
Issuance of warrants	—	—	1,618	—	—	—	1,618
Comprehensive (loss) income:
Net loss	—	—	—	—	(38,764)	—	(38,764)
Foreign currency translation adjustment	—	—	—	2,117	—	—	2,117

Comprehensive loss	—	—	—	—	—	—	(36,647)

Balance, March 31, 2003	37,486	375	234,943	(14)	(74,928)	(509)	159,867
Issuance of common stock in employee stock programs	191	1	365	—	—	—	366
Payments on loans to shareholders	(16)	—	(61)	—	—	345	284
Issuance of common stock	7,475	75	19,906	—	—	—	19,981
Comprehensive loss:
Net loss	—	—	—	—	(25,284)	—	(25,284)
Foreign currency translation adjustment	—	—	—	3,095	—	—	3,095

Comprehensive loss	—	—	—	—	—	—	(22,189)

Balance, March 31, 2004 (As Restated)	45,136	$451	$255,153	$3,081	$(100,212)	$(164)	$158,309

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PEMSTAR Inc.

	Year ended March 31,
(In thousands)	2004	2003	2002
	(As Restated)
Cash flows from operating activities:
Net loss	$(25,284)	$(38,764)	$(54,017)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	22,082	20,021	18,299
Amortization	1,426	1,693	3,085
Goodwill impairment charge/accounting change	—	5,346	24,228
Deferred income taxes	(500)	(584)	1,059
Non-cash restructuring charges and other	1,201	1,086	(49)
Other deferred credits	(907)	(844)	(356)
Change in operating assets and liabilities:
Accounts receivable	(13,747)	12,885	(12,596)
Inventories	(22,234)	24,991	24,986
Recoverable income taxes	(587)	3,591	(3,873)
Unbilled services	(750)	5,559	(6,622)
Prepaid expenses and other	(6,892)	1,487	(2,318)
Accounts payable	17,224	7,285	7,554
Accrued expenses and other	8,434	3,559	313

Net cash (used in) provided by operating activities	(20,534)	47,311	(307)
Cash flows used in investing activities:
Decrease (increase) in restricted cash	4,264	1,296	(1,090)
Business acquisitions, net of cash acquired	(4,223)	(4,376)	(24,361)
Proceeds from sale of property, plant and equipment	204	42	2,178
Purchases of property, plant and equipment	(21,745)	(12,555)	(37,930)

Net cash used in investing activities	(21,500)	(15,593)	(61,203)
Cash flows from (used in) financing activities:
Bank overdrafts	7,131	—	(13,504)
Proceeds from common stock sales	19,981	—	79,384
Proceeds from sale of warrants	—	560	—
Proceeds from employee stock sales	366	1,100	5,686
Payments on loans to shareholders	284	399	1,464
Proceeds from government grants	—	300	550
Proceeds from sale and leaseback	—	7,476	911
Principal payments on borrowings	(62,150)	(54,274)	(60,072)
Proceeds from borrowings	54,787	35,592	54,156
Debt placement costs	(1,681)	(1,099)	(1,411)

Net cash provided by (used in) financing activities	18,718	(9,946)	67,164
Effect of exchange rate changes on cash	386	(493)	(53)

Net (decrease) increase in cash and cash equivalents	(22,930)	21,279	5,601
Cash and cash equivalents:
Beginning of year	32,762	11,483	5,882

End of year	$9,832	$32,762	$11,483

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

As reconciliation of reported net loss adjusted to reflect the adoption of SFAS No. 142 as if it had been effective April 1, 2001 is provided below:

	Year Ended March 31,
	2004	2003	2002
	(As Restated)
Reported net loss	$(25,284)	$(38,764)	$(54,017)
Add: Adjustment for accounting change	—	5,346	—
Amortization, net of tax	—	—	2,152

Adjusted net loss	$(25,284)	$(33,418)	$(51,865)

Reported basic loss per common share	$(.60)	$(1.04)	$(1.56)
Add: Adjustment for accounting change	—	.14	—
Amortization, net of tax	—	—	.07

Adjusted basic net loss per common share	$(.60)	$(.90)	$(1.49)

Reported diluted loss per common share	$(.60)	$(1.04)	$(1.56)
Add: Adjustment for accounting change	—	.14	—
Amortization, net of tax	—	—	.07

Adjusted diluted net loss per common share	$(.60)	$(.90)	$(1.49)

Long-lived assets – The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If impairment exists, the Company records an impairment charge aqual to the excess amount of the carrying value over the fair value.

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

Stock-based compensation – The Company has adopted the pro-forma disclosure only requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, and accordingly, accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Compensation expense is recorded on the date stock options are granted only if the current fair market value of the underlying stock exceeds the exercise price of the option. Accordingly, no compensation cost has been recognized for grants under these stock option plans since the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net (loss) income would have been changed to the pro forma amounts reported below. The additional compensation expense, net of tax, has been restated to correct errors and to reflect a full valuation allowance against the deferred tax benefit of the pro forma deduction. The additional compensation expense net of tax was previously reported as $2,117, $2,625 and $2,819 for the years ended March 31, 2004, 2003, and 2002, respectively.

	Year Ended March 31,
	2004	2003	2002
	(As Restated)	(As Restated)	(As Restated)
Net loss:
As reported	$(25,284)	$(38,764)	$(54,017)
Additional compensation expense, net of tax	(3,459)	(4,289)	(4,606)

Pro forma	$(28,743)	$(43,053)	$(58,623)
Basic and diluted loss per share:
As reported	$(.60)	$(1.04)	$(1.56)
Pro forma	(.68)	(1.16)	(1.69)

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

Unaudited Pro Forma Consolidated Statements of Operations

Year ended March 31, 2002

Net sales	$674,016
Net loss	(53,767)
Net loss per common share – basic and diluted	$(1.55)

Note 3. Accounts Receivable

Accounts receivable consists of the following:

	March 31,
	2004	2003
	(As Restated)
Accounts receivable	$131,207	$115,799
Less allowance for doubtful accounts	(3,384)	(3,483)

	$127,823	$112,316

Note 4. Inventories

Inventories consist of the following:

	March 31,
	2004	2003
	(As Restated)
Raw materials	$73,976	$57,971
Work in process	12,562	10,078
Finished goods	10,529	6,611
Less allowance for inventory obsolescence	(3,406)	(5,381)

	$93,661	$69,279

Note 5. Property, Plant and Equipment, Net

Property, plant and equipment consists of the following:

	March 31,
	2004	2003
Land	$2,683	$2,587
Buildings and improvements	30,568	27,134
Machinery and equipment	83,639	80,243
Computer hardware and software	35,809	27,341
Construction in progress	14,626	11,354

	167,325	148,659
Less accumulated depreciation	(74,204)	(55,459)

	$93,121	$93,200

Note 6. Financing Arrangements

Long-term debt consists of the following:

	March 31,
	2004	2003
Domestic revolving credit facilities, interest at prime plus a margin ranging up to 350 basis points or LIBOR plus a margin ranging from 175 to 350 basis points (4.9% at March 31, 2004 and 7.37% at March 31, 2003)	$36,872	$45,851
Foreign revolving credit facilities, interest rates ranging from 2.0% to 5.0% or SIBOR plus a margin of 175 basis points (2.9% at March 31, 2004 and 5.85% at March 31, 2003)	29,802	12,019
Convertible senior subordinated notes bearing interest at 6.5%, due May 1, 2007	4,638	4,541
Notes payable bearing interest ranging from 7.1% to 7.4%, due in monthly payments of principal and interest of $297 through April 2004 for domestic notes. The notes are secured by equipment	295	5,308
Foreign notes payable, interest 5.0% through June 2004 and prime less 100 basis points thereafter to June 2007, due in monthly payments of $127 through June 2007. The notes are secured by buildings	4,968	5,951
Bonds payable to the City of Rochester	—	3,870
Other	899	1,033

	77,474	78,573
Less current maturities	(68,618)	(68,297)

	$8,856	$10,276

In April 2003, the Company entered into new revolving credit facilities with Congress Financial Corporation and Fleet Capital Corporation, which, as amended to include US Bank, provide up to $90,000 of revolving credit loans and letters of credit and expire in April 2006. The facilities, which are limited to the lesser of the facilities amount or the available borrowing base, calculated as a percentage of eligible accounts receivable and inventory balances, bear interest at prime or Eurodollar rate plus a margin from 75 to 150 basis points, and 275 to 350 basis points, respectively, depending on excess available borrowing capacity within the facilities. The Company is obligated to pay a monthly fee of  1/2% on the unused portion of the facilities. The revolving credit facilities are collateralized by substantially all domestic assets and by investments in foreign subsidiaries. Due to the characteristics of the domestic revolving credit facilities, in accordance with current accounting pronouncements, the Company has classified the amount outstanding as a current liability. Despite the balance sheet classification, the Company intends to manage the domestic revolving credit facilities as long-term debt with a final maturity in April 2007.

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

Note 8. Other Income (Expense) – Net

The other income (expense) - net consists of the following:

	Year Ended March 31,
	2004	2003	2002
Foreign currency gains	$631	$387	$691
Other income (expense)-net	163	171	138

	$794	$558	$829

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

Note 11. Income Taxes

(Loss) income before income taxes consisted of the following:

	Year ended March 31,
	2004	2003	2002
	(As Restated)
Domestic	$(25,944)	$(43,342)	$(57,885)
Foreign	1,163	10,677	1,942

	$(24,781)	$(32,665)	$(55,943)

The provision for income tax expense (benefit) consisted of the following:

	Year ended March 31,
	2004	2003	2002
Current:
Domestic	$(24)	$76	$(5,638)
Foreign	1,027	1,261	2,653

	1,003	1,337	(2,985)

Deferred:
Domestic	—	—	2,418
Foreign	(500)	(584)	(1,359)

	(500)	(584)	1,059

	$503	$753	$(1,926)

A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

	Year ended March 31,
	2004	2003	2002
	(As Restated)
Computed “expected” tax rate	$(8,673)	$(11,106)	$(19,021)
Increase (decrease) in income taxes resulting from:
State taxes, net of credits and federal income tax benefit	(1,069)	(2,224)	(1,608)
Benefit of foreign sales/extraterritorial income exclusion	(155)	(263)	(291)
Foreign taxes	(1,669)	5,409	(7,896)
Valuation allowance	12,341	8,554	26,962
Other	(272)	383	(72)

	$503	$753	$(1,926)

A summary of deferred tax assets and liabilities is as follows:

	March 31,
	2004	2003
	(As Restated)
Deferred tax assets:
Allowance for doubtful accounts	$948	$1,280
Allowance for inventory obsolescence	876	1,685
Reserve for goodwill impairment	7,800	8,846
Deferred revenue	629	697
Domestic net operating losses	32,893	22,521
State tax credits	1,097	1,254
Foreign expenses accelerated for book purposes	2,560	5,011
Foreign net operating losses	8,161	4,545
Other	2,850	1,569

Total deferred tax assets	57,814	47,408
Deferred tax liabilities:
Accelerated depreciation	(1,796)	(2,244)
Foreign expenses accelerated for tax purposes	(5,636)	(7,648)
Other	(286)	(260)

Total deferred tax liabilities	(7,718)	(10,152)

	50,096	37,256
Valuation allowance:
Domestic	(45,012)	(35,348)
Foreign	(2,844)	(168)

Total valuation allowance	(47,856)	(35,516)

Net deferred tax assets	$2,240	$1,740

No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries. The Company has approximately $93,900 of domestic net operating loss carryforwards, which will expire from 2022 to 2023. Of this $93,900 carryforward total, $8,700 will result in tax benefits that will not reduce tax expense on current earnings, but rather will increase additional paid-in capital. The Company has approximately $10,600 of foreign net operating loss carryforwards that have an unlimited carryforward period, and foreign net operating loss carryforwards of approximately $12,584 that will expire from 2011 to 2013. The state tax credit carryforwards of $1,662 expire at varying dates through 2017.

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

Note 12. Geographic and Concentration of Credit Risk Information

The Company derives its revenue from one reportable segment, electronic manufacturing services. The Company classifies sales geographically based upon country from which the final product is delivered. The following is a summary of net sales and long-lived assets by geographic location:

	Year Ended March 31,
	2004	2003	2002
Net sales:
United States	$443,495	$427,628	$436,300
Americas, other	4,734	48,097	42,665
China	87,133	66,835	61,897
Asia, other	72,772	57,810	66,705
Europe	61,312	67,805	49,926

	$669,446	$668,175	$657,493

Long-lived assets: (As Restated for 2004)
United States	$82,829	$92,003	$89,969
Americas, other	4,317	4,454	4,621
China	32,243	21,562	19,990
Asia, other	12,929	13,738	20,767
Europe	3,209	3,092	3,009

	$135,527	$134,849	$138,356

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

Following is a summary of stock option activity for the fiscal years ended March 31:

	Year Ended March 31,
	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,940	$5.67	3,465	$7.44	4,419	$5.93
Granted	812	2.90	1,298	1.78	704	11.30
Exercised/forfeited	(814)	5.63	(823)	6.98	(1,658)	5.05

Outstanding, end of year	3,938	5.11	3,940	5.67	3,465	7.44

Exercisable, end of year	2,465	6.34	2,197	6.38	2,074	5.49
Weighted average fair value per share of options granted during the year	$2.49	—	$1.76	—	$9.38	—

At March 31, 2004, the options outstanding have average remaining contractual lives and exercise prices as follows:

Shares	Average Contractual Life	Exercise Price
1,919	8.27 years	$0.00 – 4.99
1,160	5.59 years	$5.00 – 9.99
811	6.70 years	$10.00 – 14.99
48	7.04 years	$15.00 –23.31

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

Note 16. Cash Requirements

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred an operating loss of approximately $17,760 for the year ended March 31, 2004, which included $7,961 of restructuring costs. The Company continually evaluates its operations to determine the need for further restructuring in response to market conditions. Although the operating loss for fiscal 2004 was not unexpected, given the prior year losses and the residual effects of the downturn in the economy after September 11, 2001, and the resultant impact on several large customers of the Company in certain industry sectors has been significant, the Company’s ability to continue to fund its operations and to grow the business depends on its ability to generate additional cash from operations or obtain additional sources of funds for working capital.

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

Maintaining liquidity within its credit facility is dependent upon the Company achieving certain cash flow objectives. The Company expects to meet its cash flow requirements through the term of the lending agreement. The Company also believes that, if necessary, it would be able to secure additional financing from its lenders or sell additional Company equity securities; however, there can be no assurance that such funding can be obtained or that future credit facility violations will be waived.

During fiscal 2004, the Company has obtained significant funding locally for its foreign operations and has obtained commitments for further increases to suit business requirements. As such, it has become substantially less reliant on domestic lines of credit for needs outside of domestic operations.

Management believes that, as a result of the restructuring actions it has taken to reduce cash expenditures, the efforts it continues to make to increase revenues from continuing customers and to generate new customers in various industry sectors and the new agreements it has reached to provide additional borrowing capacity, it will meet the liquidity requirements of its lending agreements.

Note 17. Restatement

Restatement – The Company has restated its Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Shareholders’ Equity and Consolidated Statement of Cash Flows as of and for the year ended March 31, 2004 to reflect corrections of errors identified as a result of its investigation of certain accounting discrepancies related to its Guadalajara, Mexico operation. Findings of this investigation resulted in increased charges in costs of goods sold and selling, general and administrative expenses related to fully recording materials costs and expenses, certain taxes, and asset valuations. Accounts payable and inventory were the primary balance sheet accounts affected, with various other accounts being less significantly affected. The effects of the restatement is summarized as follows.

Statement of Operations - Restatement
	Year Ended March 31. 2004
	As Previously Reported	As Restated
Cost of sales	$621,630	$626,832
Gross profit	47,816	42,614
Selling, general and administrative expenses	52,023	52,306
Operating loss	(12,275)	(17,760)
Other income (expense) - net	793	794
Loss before income taxes and cumulative effect of accounting change	(19,297)	(24,781)
Net loss	(19,800)	(25,284)
Basic and diluted loss per common share	$(0.47)	$(0.60)

Balance Sheet - Restatement
	March 31, 2004
	As Previously Reported	As Restated
Cash and cash equivalents	$9,792	$9,832
Accounts receivable, net	127,583	127,823
Recoverable income taxes	1,122	870
Inventories, net	94,482	93,661
Prepaid expenses and other	14,609	14,806
Other assets	6,477	6,351
Cash overdraft	7,296	7,130
Accounts payable	101,694	106,644
Accrued expenses and other	22,947	22,925
Accumulated deficit	(94,728)	(100,212)
Total shareholders’ equity	163,793	158,309
Total assets / total liabilities and shareholders’ equity	394,855	394,133

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMSTAR Inc. at March 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” in 2003.

As described in paragraph 22 of Note 1, the Company has restated its pro forma stock based compensation disclosures for all reported years. As described in Note 17, the Company has restated its consolidated financial statements as of March 31, 2004 and for the year then ended to correct for the effects of certain accounting errors.

Ernst & Young LLP

Minneapolis, Minnesota

May 7, 2004, except for Note 17, as

to which the date is February 11, 2005

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

Quarter Ended (In thousands, except per share data)	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
	(As Restated) —Note 2	(As Restated) —Note 2	(As Restated) —Note 2	(As Restated) —Note 2
Net sales	$186,050	$187,346	$150,550	$145,500	$166,848	$171,841	$176,382	$153,104
Cost of goods sold	171,693	175,730	139,321	140,088	156,944	159,199	168,495	152,436

Gross profit	14,357	11,616	11,229	5,412	9,904	12,642	7,887	668
Selling, general and administrative expenses	15,128	12,630	12,065	12,483	11,097	11,819	13,790	14,370
Restructuring	295	(546)	4,757	3,455	(134)	503	924	2,956
Amortization	27	26	27	27	27	27	27	48

Operating (loss) income	(1,093)	(494)	(5,620)	(10,553)	(1,086)	293	(6,854)	(16,706)
Other income (expense) – net	(91)	187	411	287	1,033	(288)	(164)	(23)
Interest expense - net	(1,893)	(1,772)	(2,111)	(2,039)	(1,733)	(1,706)	(2,596)	(2,835)

Loss before income taxes and cumulative effect of an accounting change	(3,077)	(2,079)	(7,320)	(12,305)	(1,786)	(1,701)	(9,614)	(19,564)
Income tax expense (benefit)	203	22	198	80	(112)	242	351	272

Loss before cumulative effect of accounting change	(3,280)	(2,101)	(7,518)	(12,385)	(1,674)	(1,943)	(9,965)	(19,836)
Cumulative effect of accounting change[1]	—	—	—	—	—	—	—	(5,346)

Net loss	$(3,280)	$(2,101)	$(7,518)	$(12,385)	$(1,674)	$(1,943)	$(9,965)	$(25,182)

Basic and diluted loss per common share:
Loss before cumulative effect of accounting change	$(.07)	$(.05)	$(.19)	$(.33)	$(.04)	$(.05)	$(.27)	$(.54)
Net loss	$(.07)	$(.05)	$(.19)	$(.33)	$(.04)	$(.05)	$(.27)	$(.68)

Note 1—Change represents an adjustment to previously reported quarterly results. See Note 1 to Consolidated Financial Statements herein.

Note 2—Additional cost of goods sold expense of $1,251, $2,125, $656 and $1,170 and selling, general and administrative expenses of $0, $0, $53, and $230 were recorded for the quarters ended March 31, 2004, December 31, 2003, September 30, 2003 and June 30, 2003, respectively to reflect corrections of errors required as a result of certain accounting discrepancies related to the Company’s Guadalajara, Mexico operation. These costs resulted in additional net losses of ($1,251), ($2,125), ($709) and ($1,399) for the quarters ended March 31, 2004, December 31, 2003, September 30, 2003 and June 30, 2003, respectively. See Note 17 to Consolidated Financial Statements herein.

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